                            SCHEDULE 14A INFORMATION
                            ------------------------

          Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:


[ ]  Preliminary Proxy Statement
[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12


                        North Carolina Railroad Company
                ------------------------------------------------
                (Name of Registrant as Specified in its Charter)

      -------------------------------------------------------------------
      (Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)  Title of each class of securities to which transaction applies:
     Common Stock, 0.50 par value
     ----------------------------

(2)  Aggregate number of securities to which transaction applies:
     1,073,262 shares of Common Stock
     --------------------------------

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $66.00
                                                   -----

(4)  Proposed maximum aggregate value of transaction: $70,835,292
                                                       ----------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
       Transaction value (*)                     Amount of filing fee (**)
           $70,835,292                                  14,153.86
-------------------------------------------------------------------------------

(*) Based on 1,073,262 shares of Common Stock to be converted into the right to receive $66.00 in cash.

(**) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 1/50th of one percent of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid: $14,153.86

     2)  Form, Schedule, or Registration Statement No.: Schedule 14A

     3)  Filing Party: North Carolina Railroad Company

     4)  Date Filed: November 25, 1997 ($14,153.86)

                         NORTH CAROLINA RAILROAD COMPANY
                           --------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           --------------------------


                               February 27, 1998

         Notice is hereby given that a Special Meeting of Shareholders of North Carolina Railroad Company ("NCRR") will be held at the North Raleigh Hilton Hotel, 3415 Wake Forest Road, Raleigh, North Carolina, 27609 on March 31, 1998, at 10:00 A.M., for the following purpose:



              To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger dated October 3, 1997 and Amended and Restated as of January 16, 1998 among NCRR, Beaufort and Morehead Railroad Company ("B&M") and the North Carolina Department of Transportation providing for the merger (the "Merger") of B&M with and into NCRR (a copy of which is attached as Annex A to the accompanying Proxy Statement) and related Charter amendments and Bylaw amendments (the form of which is attached as Annex B to the accompanying Proxy Statement) effective only if and when the Merger is consummated.



         Pursuant to the Bylaws of NCRR, the Board of Directors fixed the close of business February 19, 1998 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. A complete list of the shareholders entitled to vote at the meeting will be available at the office of NCRR at 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina at least ten (10) days prior to the meeting.

         All shareholders are cordially invited to attend the meeting in person. Even if you plan to attend the meeting, YOU ARE REQUESTED TO SIGN, DATE AND RETURN THE ACCOMPANYING PROXY AS SOON AS POSSIBLE.

                                   Sincerely,

                                   J. Bradley Wilson
                                   Secretary

                                TABLE OF CONTENTS








DESCRIPTION                                                                                          PAGE NO.
Introduction.............................................................................................1
Summary..................................................................................................3
General  ................................................................................................7
Special Factors..........................................................................................9
         Shareholder Vote and Quorum Requirements........................................................9
         Background of the Merger.......................................................................10
         The Merger.....................................................................................11
         Summary of Special Committee Proceedings and Negotiations......................................16
         Material Reasons for Approval of the Merger Agreement..........................................21
         Fairness of the Merger.........................................................................24
         Opinion of the Special Committee's Financial Advisor...........................................25
         Alternatives to Merger Agreement...............................................................28
                  Alternative Lease Extension Agreement.................................................28
                  Abandonment of Norfolk Southern's Operations Over NCRR's Lines........................30
                  Operation Without Any Lessee..........................................................30
                  Litigation Against Norfolk Southern...................................................32
                  Other Purchasers And Lessees For All or Part of Line..................................36
         Appraisals and Valuations......................................................................36
         Value to State of North Carolina; Plans or Proposals of the State..............................38
         Certain Conflicts of Interest and Litigation...................................................39
     The Charter Amendments and the Bylaw Amendments....................................................42
Dissenting Shareholders' Rights of Appraisal............................................................44
Certain Information About NCRR..........................................................................46
Current Directors and Executive Officers................................................................49
Security Ownership of Certain Beneficial Owners and Management..........................................50
Available Information...................................................................................53
Incorporation of Certain Information by Reference.......................................................53
Accountants.............................................................................................54
Other Business..........................................................................................54
Annex A - Amended and Restated Agreement and Plan of Merger...............................................
Annex B - Form of Charter Amendments and Bylaw Amendments.................................................
Annex C - Opinion of Credit Suisse First Boston Corporation...............................................
Annex D - Article 13 of the North Carolina Business Corporation Act.......................................
Annex E - Legislation Authorizing North Carolina Railroad Acquisition.....................................
Annex F - Consent of Independent Auditors.................................................................


                         North Carolina Railroad Company
                              3200 Atlantic Avenue
                                    Suite 110
                          Raleigh, North Carolina 27604
                                 (919) 954-7601
                                 PROXY STATEMENT



                               February 27, 1998




                                  INTRODUCTION


         This Proxy Statement serves as the proxy statement of the North Carolina Railroad Company ("NCRR"), in connection with the solicitation of proxies to be voted at a special meeting of shareholders of NCRR to approve and adopt the Agreement and Plan of Merger dated October 3, 1997 and Amended and Restated as of January 16, 1998 (the "Merger Agreement") among NCRR, Beaufort and Morehead Railroad Company ("B&M"), a North Carolina corporation and wholly owned subsidiary of the North Carolina Department of Transportation (the "DOT"), and the DOT, providing for the Merger of B&M with and into NCRR (the "Merger") in accordance with the terms and conditions of the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement and related amendments to the NCRR Charter (the "Charter Amendments") and amendments to the NCRR Bylaws (the "Bylaw Amendments"), copies of which are attached as Annex B to the accompanying Proxy Statement, effective only if and when the Merger is consummated. The aggregate Merger Consideration payable to holders of NCRR Common Stock is approximately $70,835,000. On the day the Merger is consummated (the "Effective Date"), each share of NCRR's outstanding shares of Common Stock, par value $.50 per share (the "NCRR Common Stock"), other than (i) any shares held by B&M or the State of North Carolina (the "State") (including shares held by the State as a result of the escheat laws of the State) and (ii) shares as to which dissenters' rights have been perfected in accordance with North Carolina law, (the "Canceled Shares") will be canceled and converted into the right to receive Sixty-six Dollars ($66.00) in cash (the "Merger Consideration") payable to the holder of the NCRR Common Stock, without interest, upon surrender of the stock certificate(s) evidencing such NCRR Common Stock. As of January 9, 1998 the bid price of a share of NCRR Common Stock was $62.75.

         On January 16, 1998, the Merger Agreement was Amended and Restated to provide that if there are any shares of B&M Preferred Stock outstanding at the effective time of the Merger, such shares would be exchanged for equivalent shares of Preferred Stock of NCRR. While there are currently no shares of B&M Preferred Stock outstanding, the DOT anticipates that it will take steps necessary for a limited number of such shares to be issued shortly before consummation of the Merger for the purpose of allowing NCRR to continue to qualify as a Real Estate Investment Trust. See "The Charter Amendments and Bylaws."

         As of January 9, 1998, the State owned approximately 74.94% of the outstanding shares of NCRR Common Stock. After consummation of the Merger, NCRR will continue to operate with the State as the sole owner of Common Stock and other current owners of NCRR Common Stock will no longer have any interest in NCRR and will not share in the future earnings and growth of NCRR.

         Consummation of the Merger is subject to the satisfaction of several conditions, including, among others, approval by the shareholders of NCRR at a special meeting of shareholders called for the purpose of voting on the proposed Merger Agreement. See "GENERAL -- Conditions to the Merger." The transaction is subject also to the jurisdiction of the Surface Transportation Board of the United States

Department of Transportation (the "STB"). See "SPECIAL
FACTORS--THE MERGER - Regulatory Approval."

                  HOLDERS OF NCRR COMMON STOCK SHOULD NOT SEND
                    STOCK CERTIFICATES WITH THEIR PROXY CARDS

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
       MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
        INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

                                     SUMMARY

         The following is a summary of certain information contained in this Proxy Statement relating to the Merger, the Charter Amendments and the Bylaw Amendments. The summary is not complete and is qualified in its entirety by the more detailed information appearing elsewhere in the Proxy Statement including the Merger Agreement attached as Annex A hereto and the form of the Charter Amendments and the Bylaw Amendments attached as Annex B hereto and the accompanying annexes and the documents incorporated herein by reference.

         Parties to the Merger Agreement. NCRR is a corporation primarily engaged in the lease of railroad properties. Its principal asset is approximately 317 miles of railroad right-of-way and track running from Morehead City, North Carolina, northwest through Raleigh and Greensboro, North Carolina, and then southwest to Charlotte, North Carolina, which is the terminus of the line. NCRR also owns certain real estate parcels, most of which are adjacent to the railroad right-of-way. NCRR was chartered by an act of the North Carolina General Assembly in 1849. The book value of its net assets as of September 30, 1997 was $9,449,947 or $2.21 per share. Its capital stock consists of one class of common stock, $.50 par value, of which 4,283,470 shares were issued and outstanding as of January 9, 1998. NCRR's principal office is located at 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina 27604-1640.

         The DOT is the agency of the State with principal responsibility for planning and administering to the transportation needs of the State of North Carolina and its people. The DOT's principal office is located at One South Wilmington Street, Raleigh, North Carolina 27611.

         B&M is a North Carolina corporation which is wholly owned by the State through the DOT. The principal asset of B&M is a railroad trestle across the Newport River in Carteret County, North Carolina and adjoining right of way. The principal office of B&M is located at One South Wilmington Street, Raleigh, North Carolina 27611.

         Proposed Merger. Under the terms of the proposed merger, B&M will be merged with and into NCRR. As promptly as practicable after the approval of the Merger Agreement by the holders of the NCRR Common Stock and compliance with (or waiver of) certain other conditions, articles of merger will be filed with the North Carolina Secretary of State pursuant to which B&M will be merged with and into NCRR. NCRR will be the surviving corporation, which will continue operating under NCRR's then existing charter and Bylaws.

         Merger Consideration. Under provisions of the Merger Agreement, each of the Canceled Shares will be converted into the right to receive the Merger Consideration payable to the holder of the NCRR Common Stock, without interest, upon surrender of the stock certificate(s) evidencing such NCRR Common Stock. Each share of B&M Preferred Stock outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into a right to receive following the effectiveness of the Merger one share of NCRR Preferred Stock.

         Source of Merger Consideration. The total Merger Consideration is estimated to be approximately $71 million. Approximately $10 million of the Merger Consideration will be paid from dividends previously paid by NCRR to the State and the remaining $61 million will be borrowed by B&M from the State pursuant to legislation adopted by the State legislature, the full text of which is attached hereto as Annex E.


         Special Meeting. A meeting of shareholders of NCRR will be held on March 31, 1998 at 10:00 A.M., at the North Raleigh Hilton Hotel, 3415 Wake Forest Road, Raleigh, North Carolina 27609

(the "Special Meeting"). The purpose of the Special Meeting is to vote on the approval of the Merger Agreement.

         Certain Conflicts of Interest. The State of North Carolina owns all of the issued and outstanding shares of B&M (except that, it is anticipated that certain B&M Preferred Stock will be issued prior to the Merger, see "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA; PLANS OR PROPOSALS OF THE STATE") and owned as of January 9, 1998 approximately 74.94% of the outstanding shares of NCRR Common Stock. Accordingly, the State is an interested party to this Merger and the State has a conflict of interest with other shareholders. The executive officers and directors of NCRR own shares of NCRR Common Stock, which would be exchanged for the Merger Consideration in connection with the Merger. After the effectiveness of the Charter Amendments, the NCRR Charter will provide for the indemnification of directors and officers of NCRR under certain circumstances and eliminate the personal liability of directors under certain circumstances.

         Special Committee of the Board of Directors. Following communications by the State to NCRR that the State was considering entering into negotiations to acquire all the outstanding shares of NCRR Common Stock not already owned by the State, the NCRR Board of Directors (the "NCRR Board") organized a special committee (the "Special Committee") of the NCRR Board consisting of the five Directors of NCRR (the "Minority Directors") elected by the holders of the outstanding shares of NCRR Common Stock other than the State and its affiliates (the "Minority Shareholders"), to negotiate with the State and consider alternatives to the State's offer. Following the death of J. Melville Broughton, Jr., a member of the Special Committee, in April 1997, the Special Committee consisted of the four remaining members of the Special Committee. Prior to the NCRR Board acting with respect to the Merger, the Special Committee recommended to the NCRR Board that the NCRR Board approve the Merger Agreement. See "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS." The Special Committee retained independent legal and financial advisors to assist the Special Committee.

         Board Recommendation. The NCRR Board has determined that the Merger, upon the terms and conditions set forth in the Merger Agreement, is fair to, and in the best interests of, NCRR and the Minority Shareholders. Accordingly, the NCRR Board has unanimously adopted the Merger Agreement and approved the Merger and unanimously recommends that the Minority Shareholders vote in favor of approval of the Merger Agreement at the Special Meeting. See "SPECIAL FACTORS--THE MERGER -- Certain Conflicts of Interest." In the event the Merger is not consummated the Board of Directors will consider the alternatives to the Merger already considered by the Board and will evaluate whether other new alternatives have arisen. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT."

         Opinion of the Special Committee's Financial Advisor. Credit Suisse First Boston Corporation ("CSFB"), financial advisor to the Special Committee, has rendered to the Special Committee a written opinion dated October 3, 1997 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Merger Consideration was fair to the Minority Shareholders from a financial point of view (the "CSFB Opinion"). A copy of the CSFB Opinion is attached hereto as Annex C and should be read carefully in its entirety with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the CSFB Opinion. The CSFB Opinion is directed to the Special Committee and relates only to the fairness of the Merger Consideration from a financial point of view, does not address any other aspect of the proposed Merger or any related transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Special Meeting. See "SPECIAL FACTORS--MAJOR REASONS FOR APPROVAL OF THE MERGER AGREEMENT - Opinion of the Special Committee's Financial Advisor."

         Background of the Merger. Since its inception, NCRR has been majority owned by the State with the remaining shares of NCRR Common Stock fairly widely dispersed among the public. However, the Charter and Bylaws of NCRR provide the Minority Shareholders certain rights independent from the State. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS." During its corporate history, this ownership and voting arrangement has from time to time posed difficulties to NCRR as it has been perceived that the State and the other holders of NCRR Common Stock had differing economic and other interests in how NCRR should operate and Minority Shareholders have filed legal actions based in part on allegations of such conflicts of interest. See "SPECIAL FACTORS--CERTAIN CONFLICTS OF INTEREST AND LITIGATION". Allegations of conflict of interest surfaced most recently, when certain long-term leases expired in 1994, and NCRR was faced with a number of alternatives, including extending these leases, operating the line as an independent operator, sale or lease of the line to one or more third parties and litigation against Norfolk Southern. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT."

         Vote Required for Approval; Quorum Requirements. The NCRR Board has recommended that the proposed Merger Agreement be approved and has directed that the approval of the Merger Agreement be submitted to a vote for approval by the NCRR shareholders. Under North Carolina law, approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of NCRR Common Stock. In addition, because the State is interested in this transaction, and owns approximately 75% of the NCRR Common Stock, the NCRR Board has required as an additional condition to approval of the Merger Agreement, that the holders of a majority of the shares of NCRR Common Stock held by the Minority Shareholders must approve the Merger Agreement. A quorum will not be deemed to be in existence at the Special Meeting, unless both
(i) a majority of the outstanding shares of NCRR Common Stock are represented at the Special Meeting, in person or by proxy, and (ii) a majority of the shares of NCRR Common Stock held by the Minority Shareholders are represented at the Special Meeting, in person or by proxy. The effect of attending the Special Meeting in person or signing and returning a form of Proxy, whether or not a shareholder votes or abstains on any matter, is to have the shareholder's shares counted toward a quorum being present. If a quorum is present, whether the Merger Agreement is approved will be determined by the vote described above. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS."

         The Charter Amendments and the Bylaw Amendments will be approved if the Merger Agreement is approved, but will be effective only upon consummation of the Merger.


         As of February 19, 1998, the record date for the Special Meeting, the State owned 3,210,208 shares, or approximately 74.94% of the outstanding NCRR Common Stock (including shares held in escheat and shares as to which the State may exercise voting rights), and NCRR's directors and executive officers owned 19,095 shares or approximately .45% of the outstanding NCRR Common Stock.


         Conditions to the Merger. The obligations of NCRR and B&M to consummate the Merger are subject to various conditions, including obtaining the approval of holders of the requisite number of shares of NCRR Common Stock and the approval by the Minority Shareholders of the Merger Agreement. In addition, the obligations of the parties to the Merger Agreement are subject to the condition that all approvals or exemptions that may be required shall have been obtained and become effective and the condition that no governmental authority, agency or commission will have enacted, issued, promulgated, enforced or entered into any statute, rule, regulation, order, decree or injunction that is then in effect or has the effect of making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger or the transactions contemplated thereby.

         The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the fulfillment of certain conditions, any one or more of which may be waived by the DOT or NCRR, including, among others, that the parties have complied with all agreements and obligations required by the Merger Agreement and that no order or similar instrument has been filed which prohibits the consummation of the Merger or otherwise adversely effects the Merger or materially restricts the operation of NCRR's business or its exercise of its rights to own and vote its shares of NCRR Common Stock.

         Termination of the Merger Agreement. The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders (i) by mutual written consent of the DOT and NCRR; (ii) by the DOT or NCRR if, other than due to the willful failure of the party seeking to terminate the Merger Agreement to perform its material obligations thereunder, the Merger has not been consummated on or before May 5, 1998, which date may be extended; (iii) by the DOT or NCRR, if a court of competent jurisdiction issues an order or similar instrument or takes other action permanently restraining, enjoining or prohibiting the Merger and the order, similar instrument or action becomes final and nonappealable; or (iv) by the DOT or NCRR, if a vote of the NCRR Shareholders at the Special Meeting results in the rejection of the adoption of the Merger Agreement or NCRR fails to obtain a quorum at the Special Meeting. There is no provision in the Merger Agreement allowing either party to terminate the Merger Agreement in the event a third party were to make a competing offer (a "fiduciary out provision") or a provision calling for break-up fees should a third party's competing bid prevent the Merger from being consummated. The State opposed such provisions. The NCRR Board determined that given the State's 74.94% ownership interest and the long period of time in which other bidders were sought without success it was extremely unlikely that a competing bidder would arise. Accordingly, the NCRR Board concluded it is in the interest of all shareholders to execute and deliver the Merger Agreement notwithstanding the lack of a fiduciary out provision.

         Certain Federal Income Tax Consequences. The receipt of cash for shares of NCRR Common Stock in the Merger or pursuant to the exercise of dissenters' rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable state, local, foreign or other tax laws. See "SPECIAL FACTORS--THE MERGER - Certain Federal Income Tax Considerations."

         Required Regulatory Approval. The proposed Merger falls under the jurisdiction of the STB and cannot be consummated unless approved by the STB or exempted from the approval requirement. However, the STB has issued regulations (49 CFR ss. 1180.2(d)) that provide that certain "classes" of transactions are exempt from the prior review and approval requirements of the applicable statute. Among the exempt transactions are transactions within a corporate family that do not result in adverse changes in service levels, significant operational changes, or a change in the competitive balance with carriers outside the corporate family. Based on the advice of their respective STB legal counsel Steptoe & Johnson LLP for NCRR and Hogan & Hartson L.L.P. for B&M, NCRR and B&M believe that, based on the precedent of the STB and its predecessor agency, the proposed Merger falls within the scope of the corporate family exemption described above because, among other things, the State for a number of years has controlled and owned all of the stock of B&M and a majority of the stock of NCRR. Accordingly, NCRR and B&M intend to invoke the corporate family exemption by filing a Notice of Exemption, in the form prescribed by STB regulations, 49 CFR ss. 1180.4(g), at least seven days prior to consummation of the transaction. Under STB regulations, the exemption will become effective seven days after the Notice is filed unless rejected by the STB Board for containing false or misleading information or on the ground that the class exemption is not available to this transaction. The STB has the power to revoke an exemption if it concludes that the notice contains false or misleading information, that the class exemption is not applicable, or that regulation of the particular transaction is necessary to carry out the rail transportation policy or that the transaction is not of limited scope and that regulation is necessary to protect shippers from abuse of market power. The STB may also stay an exemption pending a determination as to whether to revoke it. If the STB Board were to reject or revoke the exemption, further STB review and either approval or exemption of the Merger (a more rigorous procedure than the class exemption process) would be required before the Merger could be consummated. Following such review, the STB could disallow the Merger and could require divestiture or impose other conditions. Should the

STB require further review, NCRR and B&M intend to seek such review to obtain STB approval. See "SPECIAL FACTORS--THE MERGER - Regulatory Approval."

         Litigation. In September 1996, a lawsuit was filed in Wake County, North Carolina alleging, among other things, that the NCRR Board breached its fiduciary duty to the shareholders in the formation of the Special Committee. In June 1997, the court dismissed this action. In July 1997 the plaintiffs appealed that ruling. No ruling or decision has been issued with respect to this appeal. See "SPECIAL FACTORS--CERTAIN CONFLICTS OF INTEREST AND LITIGATION"

         Dissenters' Rights. Under North Carolina law, holders of NCRR Common Stock will be entitled to dissent from the consummation of the proposed Merger and to demand payment in cash for the "fair value" of their shares of NCRR Common Stock in the event that the Merger Agreement is approved and the Merger is consummated and such shareholders satisfy the required statutory procedures. The right of NCRR shareholders to receive such payment is contingent upon strict compliance with the requirements set forth in Article 13 of the North Carolina Business Corporation Act (the "NCBCA"). The full text of Article 13 of the NCBCA is set forth as Annex D to this Proxy Statement. Failure to take any necessary step in connection with the exercise of such rights may result in termination or waiver of dissenters' rights. Any shareholder who intends to exercise dissenters' rights must give written notice of such intent to NCRR and such written notice must be actually received by NCRR before the actual vote on the approval of the Merger Agreement is taken at the Special Meeting. A shareholder who wishes to exercise dissenters' rights must not vote any shares of NCRR Common Stock in favor of the Merger Agreement. See "SPECIAL FACTORS--THE MERGER
- Dissenting Shareholders' Rights of Appraisal."

         Dequotation and Deregistration. If the Merger is consummated, the shares of the NCRR Common Stock will no longer be traded in the over-the-counter market and will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Address of NCRR. The mailing address of the principal executive office of NCRR is 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina 27604.

                                     GENERAL



         This Proxy Statement is furnished in connection with the solicitation by the NCRR Board of proxies in the accompanying form to be used at the Special Meeting of Shareholders to be held on March 31, 1998 at 10:00 A.M., at the North Raleigh Hilton Hotel, 3415 Wake Forest Road, Raleigh, North Carolina 27609 and at any subsequent time as may be made necessary by its adjournment. If the meeting is adjourned to a subsequent time proxies may continue to be solicited until the time of the reconvened meeting date. The Proxy Statement and form of proxy were first sent to shareholders on or about February 27, 1998.


         The shares represented by any proxy given as a result of this request will be voted as specified in the proxy. As to any matter for which no choice has been specified in an executed proxy, the shares represented thereby will be voted by the persons named in the proxy for the Merger Agreement and in their discretion with respect to any other business as may properly come before the meeting or any adjournment or adjournments thereof. As to any executed proxy that specifies a vote against the Merger, the shares represented thereby will not be voted in favor of an adjournment of the meeting to allow additional time to solicit additional proxies.


         The NCRR's Annual Report to Shareholders, including Form 10-K for the year ended December 31, 1996, including financial statements and schedules, was sent to shareholders in July 1997. Copies of such Form 10-K and any exhibit thereto are available upon request, without charge, to the persons whose proxies are solicited. Written requests should be made to Secretary, North Carolina Railroad Company, 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina 27604.

Proxy Solicitation

         The entire cost of solicitation of proxies will be borne by NCRR. In addition to mailing proxy material, NCRR expects to solicit proxies by telephone, facsimile, telegraph or personally by directors, officers and employees of NCRR. Officers and directors will not receive additional compensation for their efforts. NCRR expects to pay an independent proxy solicitor up to $25,000 as compensation for the solicitation of proxies. In addition, NCRR may reimburse brokers and other custodians, nominees and fiduciaries for their expenses for sending proxy material to beneficial owners in accordance with the rules and regulations of the Securities and Exchange Commission.

Proxy Revocation

         Any shareholder who has executed a proxy and attends the Special Meeting may elect to vote in person rather than by proxy. A shareholder may revoke his, her, or its proxy at any time before it is voted by filing written notice of revocation or by filing a later valid proxy with the Secretary of the NCRR. Revocations will be effective if delivered to the principal office of NCRR by 5:00 p.m. on the day prior to the day of the Special Meeting, or if delivered to the Secretary of NCRR at the Special Meeting any time prior to the time the Chairman of the Special Meeting closes voting on the matter for which the proxy is sought to be revoked.

Record Date; Voting


         Pursuant to the Bylaws of NCRR, the NCRR Board fixed February 19, 1998 as the record date for shareholders entitled to vote at the Special Meeting and only shareholders of record at the close of business on that date will be entitled to vote. As of the record date there were outstanding 4,283,470 shares of the NCRR Common Stock of which 3,210,208 shares are owned by the State (including shares held in escheat and shares as to which the State may exercise voting rights) with the remaining 1,073,262 shares being owned by the Minority Shareholders. (The State holds 1,635 shares in escheat subject to the claim of unknown owners. The State has advised NCRR that it does not currently vote shares held in escheat.)


         As a group, as of January 9, 1998, directors and officers of the NCRR beneficially owned 19,095 shares of NCRR Common Stock, or approximately .45% of the total issued and outstanding shares. As a group, as of the same date, the Minority Directors beneficially owned 10,600 shares of NCRR Common Stock, or approximately .25% of the total issued and outstanding shares, and approximately
 .99% of the total shares held by the Minority Shareholders.

         Pursuant to agreements with some of the directors elected by the State, the State is entitled to dividends from, and retains the right to repurchase, an additional 2,400 shares. Shares of NCRR Common Stock owned of record by NCRR Directors that are subject to repurchase by the State will be deemed shares owned by the State for purposes of quorum requirements and voting requirements at the Special Meeting. All other shares owned by officers and directors will not be deemed to be owned by the State for purposes of quorum and voting requirements at the Special Meeting. While the members of the NCRR Board unanimously approved the Merger Agreement and unanimously recommend approval of the Merger Agreement by the shareholders of NCRR, no members have formally indicated their intentions with respect to voting their respective shares at the Special Meeting. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS."

Voting

         Each share of NCRR Common Stock is entitled to one vote on all matters presented at the Special Meeting. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS."

                                 SPECIAL FACTORS

SHAREHOLDER VOTE AND QUORUM REQUIREMENTS

Quorum Requirements

         Section 55-11-03 of the General Statutes of the State of North Carolina requires that the Merger be approved by the vote of the holders of a majority of the outstanding capital stock of NCRR if a quorum is present at the Special Meeting. Section 7 of Article II of the Bylaws of NCRR provides as follows with respect to quorums:

         A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders, provided, however, that a majority of the shares held by shareholders other than the State of North Carolina must be represented, in person or by proxy, in order to constitute a quorum at a meeting of shareholders.

         NCRR has obtained an opinion of its legal counsel, Kilpatrick Stockton LLP, which advises NCRR that counsel believes that this Bylaw is valid under the corporate laws of the State of North Carolina, as such laws existed at the time of adoption of this Bylaw, at the date hereof and at all intervening dates. Such legal opinion, however, notes that a similar Bylaw of NCRR was declared invalid under the State's corporate law in effect until 1957, and there can be no assurance that this Bylaw provision would ultimately be upheld as valid if it is challenged. Any NCRR shareholder could challenge this provision. The circumstances giving rise to the case in which the Bylaw was held to be invalid, involved shareholders other than the State of North Carolina boycotting a shareholders' meeting. The legal opinion obtained by NCRR with respect to the validity of this Bylaw provision is based on an analysis of current North Carolina corporate law. There can be no assurance that the State legislature would not seek to alter the corporate law as it applies to NCRR if a quorum is not present at the Special Meeting.

         Unless and until advised otherwise by a court of competent jurisdiction, NCRR will consider this Bylaw valid and a quorum will not be deemed to be in existence at the Special Meeting, unless both (i) a majority of the outstanding shares of NCRR are represented at the Special Meeting, in person or by proxy, and (ii) a majority of the shares of NCRR held by the Minority Shareholders are represented at the Special Meeting, in person or by proxy.

         The effect of attending the Special Meeting in person or signing and returning a form of proxy, whether or not a shareholder votes or abstains on any matter, is to have the shareholder's shares counted towards a quorum being present. Whether a quorum is present at the Special Meeting will be determined by the vote described below.

         Abstentions and "broker non-votes" are counted for purposes of determining whether a quorum is present, but do not represent votes cast with respect to any proposal. "Broker non-votes" are shares of NCRR Common Stock held by a broker or nominee for which an executed proxy is received by NCRR, but are not voted as to one or more proposals because instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power.


Vote Requirements

         Under North Carolina law, the Merger Agreement can be approved by the shareholders only if the holders of a majority of the outstanding shares of NCRR Common Stock affirmatively vote to approve the Merger Agreement at a meeting duly called and at which a quorum is present. In addition, in order to give the Minority Shareholders voting power in the approval process, the NCRR Board has determined that approval of the Merger will also require the approval of a majority of the votes cast by the Minority Shareholders.

         Shareholders who oppose the approval of the Merger Agreement can choose whether their opposition is best effectuated by not voting or by voting against the Merger Agreement. Failure to execute and return a proxy will have the practical effect of voting against the Merger Agreement if the holders of a majority of the outstanding shares of NCRR Common Stock do not attend the meeting in person or by proxy. However, if the holders of a majority of NCRR Common Stock held by the Minority Shareholders attend the Special Meeting in person or by proxy, opposition to the Merger Agreement will be effective only if the number of votes cast for approval by the Minority Shareholders is less than a majority of the number of outstanding shares held by the Minority Shareholders.

Dissenters' Rights

         Section 55-13-01, et seq., of the NCBCA gives any holder of NCRR Common Stock who objects to the Merger Agreement and who complies with the provisions of Sections 55-13-01, et seq., the right to receive a cash payment from NCRR for the "fair value," as appraised immediately before the Effective Date, of the shareholder's NCRR Common Stock, subject only to the surrender by the shareholder of the shareholder's certificates representing the shareholder's shares. Any such payment may be higher or lower than the Merger Consideration. "Dissenting shares" are shares of NCRR Common Stock as to which dissenters' rights are properly exercised pursuant to Section 55-13-01, et seq., of the NCBCA.

         To exercise the right to object to the Merger Agreement, a shareholder must give to NCRR, and NCRR must receive, prior to the actual vote taken at the Special Meeting, a written notice of such shareholder's intent to demand payment for shares of NCRR Common Stock. A shareholder who wishes to object to the Merger Agreement must not vote any shares in favor of the Merger Agreement. Failure to take any necessary step in connection with the exercise of such rights may result in termination or waiver of dissenters' appraisal rights.

         NEITHER A VOTE AGAINST THE MERGER AGREEMENT NOR THE FAILURE TO VOTE WILL BY ITSELF CONSTITUTE A PROPER WRITTEN OBJECTION TO THE MERGER. If proper and timely written objection to the Merger Agreement is given by a shareholder, a failure to vote against the Merger Agreement will not constitute a waiver of the shareholder's right to dissent and demand the fair value of the shareholder's shares. A vote by a shareholder to approve the Merger Agreement terminates the shareholder's right to object under the NCBCA. See "SPECIAL FACTORS--THE MERGER - Dissenting Shareholders' Rights of Appraisal."

         IF THE MERGER IS APPROVED, NO MINORITY SHAREHOLDER SHOULD SUBMIT CERTIFICATES FOR MERGER CONSIDERATION TO BE PAID TO SUCH NCRR SHAREHOLDER UNTIL RECEIPT OF THE TRANSMITTAL FORM DISCUSSED BELOW.

         A Minority Shareholder's affirmative vote for the Merger Agreement could and/or would later be used as evidence against him or her under an estoppel or similar legal theory if such Minority Shareholder were to challenge the fairness or the fiduciary aspects of the Merger in any future litigation against NCRR. This evidence may or may not legally preclude such a challenge to the Merger, depending upon the information available to the Minority Shareholders at the time of his or her vote.

BACKGROUND OF THE MERGER

         Since its inception, NCRR has been majority owned by the State with the remaining shares of NCRR Common Stock fairly widely dispersed among the public. However, the Charter and Bylaws of NCRR provide for corporate governance procedures to allow shared decisionmaking by the State and the Minority Shareholders. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS." During much of its corporate history, NCRR's principal business was being a passive lessor of the line under exclusive leases with Norfolk Southern and its predecessors. As a result, there were few, if any, strategic business decisions to be made and, therefore, little opportunity for any differences between the Minority Shareholders and the State to present themselves.

         The long-term leases expired at the end of 1994. As the expiration dates approached, it became apparent that for the first time in over 100 years, the line would not necessarily be utilized for the exclusive use of Norfolk Southern. The State determined that it might desire to utilize the assets of NCRR for purposes of economic development in a manner which would be beneficial to the State and its citizens overall when considering the benefits of passenger traffic, job growth, tax revenue and the like, which interests could conflict with or might be perceived to conflict with the interests of the NCRR shareholders. The NCRR Board, however, determined the best interests of NCRR's shareholders would be served by maximizing shareholder values by maximizing distributable after-tax income to the shareholders and minimizing the risks that (i) income would be disrupted and (ii) the value of the assets of NCRR would be impaired.

         In March, 1992, at the request of the Governor of the State, the Council of State created a special advisory group (the "Study Group") to study the advisability and feasibility of acquiring all of the capital stock of NCRR. Later in 1992, the Study Group concluded that it was both advisable and feasible for the State to acquire the NCRR Common Stock owned by the Minority Shareholders. However, the State did not make an offer or proposal to acquire NCRR at that time, and a new governor of the State was elected in November, 1992. For more information regarding the Study Group and the perceived value of NCRR to the State, see "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA, PLANS OR PROPOSALS OF THE STATE."

         NCRR negotiated an agreement to extend the long-term leases and the State supported approval of this agreement by the NCRR shareholders at the 1995 Annual Meeting of Shareholders held on December 15, 1995 (the "1995 Annual Meeting"). On July 29, 1996, the U.S. District Court for the Eastern District of North Carolina determined that a quorum was not present at the 1995 Annual Meeting. Consequently, the approval of the Lease Extension Agreement was held not to be valid. Shortly, thereafter, the State announced its intention to consider entering into negotiations to acquire all of the outstanding shares of NCRR Common Stock not already owned by the State. The negotiations which proceeded are described under "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS".

THE MERGER

         The following summary of material terms and provisions of the Merger Agreement is qualified in its entirety by reference to the terms and conditions of the Merger Agreement which is set forth in full in Annex A to this Proxy Statement and is incorporated herein by reference.

The NCRR Capital Stock

         The NCRR Common Stock is NCRR's sole class of capital stock of which 10,000,000 shares are authorized and 4,283,470 shares are outstanding. All outstanding shares are fully paid and non-assessable. Each share of NCRR Common Stock is entitled to one vote. NCRR is a reporting company pursuant to the Exchange Act. NCRR Common Stock is traded in the over-the-counter market.

         The dividend and liquidation rights of NCRR Common Stock do not differ from common stock generally. All shares of NCRR Common Stock are entitled to share equally in such dividends as the NCRR Board may declare from sources legally available for that purpose. Upon any liquidation or dissolution of NCRR, whether voluntary or involuntary, all shares of NCRR Common Stock are entitled to share equally in the assets available for distribution to shareholders after payment of all prior obligations of NCRR.

         If the Merger Agreement is approved (thereby constituting an approval of the Charter Amendments), NCRR would have 1,000 shares of Preferred Stock authorized but unissued. Such shares could not be issued prior to the consummation of the Merger. The designations, powers, preferences, terms and rights and qualifications, limitations or restrictions of the NCRR Preferred Stock could be established by the NCRR Board on or after the Effective Date of the Merger.

The Merger Consideration and Recommendations and Reasons


         At the Effective Date, each of the shares of NCRR Common Stock outstanding (other than shares owned by B&M or the State or shares as to which dissenters' rights have been perfected) will be converted into the right to receive the Merger Consideration payable following effectiveness of the Merger to the holders of the NCRR Common Stock, without interest, upon surrender of the stock certificate(s) evidencing such NCRR Common Stock. Each share of B&M Preferred Stock outstanding immediately prior to the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into a right to receive following the effectiveness of the Merger one share of NCRR Preferred Stock. The Merger Agreement provides for payment to the Minority Shareholders of the Merger Consideration of $66.00 per share in exchange for their shares of NCRR Common Stock, which will mean that Minority Shareholders other than those who exercise their dissenters' rights to an appraisal, will forego all economic benefits afforded holders of such shares of Common Stock, whether such economic benefits accrue or are received before or after the Effective Date. Terms of the Merger Agreement restrict the payment of dividends to the Minority Shareholders prior to the Effective Date and do not provide for any upward adjustment to the Merger Consideration or other payment to the Minority Shareholders on account of any amounts that accrue or are received by NCRR prior to the Effective Date. NCRR has substantial claims against Norfolk Southern Railway Company (formerly known as Southern Railway Company) ("NSR") and Atlantic and East Carolina Railway Company, a wholly-owned subsidiary of NSR ("AECR") (NSR and AECR are collectively referred to herein as "Norfolk Southern") for amounts that may be deemed to have accrued prior to the Effective Date, including claims for payments for use by Norfolk Southern of NCRR's line prior to the Effective
Date of the Merger. On December 19, 1997 NCRR received approximately $3,990,000 (approximately $.93 per share on a pretax basis and $.57 per share on an after-tax basis (if the proceeds of the sale are not reinvested in qualifying property)) pursuant to an agreement for sale of property in Charlotte, North Carolina which was entered into during the first quarter of 1997. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Litigation Against Norfolk Southern" and "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Charlotte Convention Center Litigation." If the Merger is approved by the shareholders of NCRR, the Minority Shareholders who do not exercise their dissenters' right to an appraisal will not participate in any proceeds resulting from such claims against NSR and AECR or any economic benefit from such sale of property. However, the extent, if any, to which such amounts may used by a court in determining the fair value of the shares held by Minority Shareholders who exercise their dissenters' rights is uncertain. See "SPECIAL FACTORS--THE MERGER
- Dissenting Shareholders' Rights of Appraisal" and "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS - The Special Committee Proceedings."

         The Merger Consideration was negotiated by the Special Committee (with the advice of financial advisors and legal counsel selected by the Special Committee), and the DOT, and approved by the Special Committee and the NCRR Board. In negotiating the Merger Consideration, the Special Committee and the NCRR Board took into account several factors, including the absence of competing bidders for either NCRR's lines or the NCRR Common Stock, ongoing litigation, the possible loss by NCRR of overhead traffic, risks NCRR would face operating the railway independently and the proposed Lease Extension Agreement dated January 1, 1995 between NCRR and Norfolk Southern (the "Lease Extension Agreement") and the CSFB Opinion, to the effect that, as of the date of the CSFB Opinion and based upon and subject to certain matters stated therein, the Merger Consideration was fair to the Minority Shareholders from a financial point of view. See "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS."

Source and Amount of Funds

         The total Merger Consideration is estimated to be approximately $70,835,000. Approximately $10 million of the Merger Consideration will be paid from dividends previously paid by NCRR to the State and the remaining $61 million will be borrowed by B&M from the State pursuant to legislation (the "Merger Related Legislation") adopted by the State legislature. The $61 million loan to B&M will be evidenced by an interest-bearing demand note in form prescribed by the State Treasurer. Pursuant to the Merger Related Legislation, the loan is not subject to repayment of principal or interest prior to action of the 1999 Session of the North Carolina General Assembly. The Director of Budget is required to recommend to the 1999 Session of the General Assembly, by February 1, 1999, a plan for the repayment of the loan.

Method of Delivery of Merger Consideration

         The conversion of the shares of NCRR Common Stock will be automatic at the Effective Date. As soon as practicable after the Effective Date, NCRR will instruct a bank or trust company reasonably acceptable to the State and B&M (the "Agent") to send to the Minority Shareholders transmittal forms for use in forwarding to the Agent stock certificates representing NCRR Common Stock for surrender and exchange for the Merger Consideration. Upon surrender of stock certificates by a NCRR shareholder (or in the case of lost certificates, satisfactory evidence of ownership of NCRR Common Stock), the Agent will deliver the Merger Consideration to which such shareholder is entitled. Shareholders who have lost their certificates may be required to execute an indemnity bond and pay any premium relating thereto.

         IF THE MERGER IS APPROVED, NO MINORITY SHAREHOLDER SHOULD SUBMIT CERTIFICATES FOR MERGER CONSIDERATION TO BE PAID TO SUCH NCRR SHAREHOLDER UNTIL RECEIPT OF THE TRANSMITTAL FORM DISCUSSED ABOVE.

Regulatory Approval

         The proposed Merger falls under the jurisdiction of the STB and cannot be consummated unless approved by the STB or exempted from STB approval. However, the STB has issued regulations (49 CFR ss. 1180.2(d)) that provide that certain "classes" of transactions are exempt from the prior review and approval requirements of the statute. Among the exempt transactions are transactions within a corporate family that do not result in adverse changes in service levels, significant operational changes, or a change in the competitive balance with carriers outside the corporate family. NCRR and B&M believe that based on the precedent of the STB and its predecessor agency, the proposed Merger falls within the scope of the corporate family exemption described above because, among other things, the State for a number of years has controlled and owned all of the stock of B&M and a majority of the stock of NCRR. Accordingly, NCRR and B&M intend to invoke the corporate family exemption by filing a Notice of Exemption, in the form prescribed by STB regulations (49 CFR ss. 1180.4(g)) at least seven days prior to consummation of the transaction. Under STB regulations, the exemption will become effective seven days after the Notice of Exemption is filed unless rejected by the STB Board for containing false or misleading information or on the ground that the class exemption is not available to this transaction. A notice of the Notice of Exemption will be published in the Federal Register within thirty days of the filing of the Notice of Exemption, and any party may file a petition to revoke the exemption. The STB has the power to revoke an exemption if it concludes that the Notice of Exemption contains false or misleading information, that the class exemption is not applicable, or that regulation of the particular transaction is necessary to carry out the rail transportation policy or that the transaction is not of limited scope and that regulation is necessary to protect shippers from abuse of market power. The STB may also stay an exemption pending a determination as to whether to revoke. B&M and NCRR do not believe revocation is likely. However, if the STB Board were to reject or revoke the exemption further STB review and either approval or exemption of the Merger (a more rigorous procedure than the class exemption process) would be required before it could be consummated. Review by the STB of the transaction, without the availability of a class exemption, could substantially delay the Merger's effectiveness.

Other Conditions to the Merger; Provisions for Termination; Effective Date

         In addition to the regulatory approval described above, the proposed Merger is subject to the fulfillment of certain conditions. If any one or more of the conditions to the Merger is not satisfied, the party whose obligation to proceed is made subject to the satisfaction of such condition may nevertheless waive satisfaction of the condition and elect to proceed with the Merger.

         The Merger will be abandoned if the holders of the requisite number of shares of NCRR Common Stock do not vote for the Merger Agreement as described herein on or before May 5, 1998, or if necessary regulatory approvals have not been obtained before the Effective Date. Further, the Merger may be abandoned prior to the Effective Date by mutual agreement of the NCRR Board and the Directors of B&M, notwithstanding approval by the NCRR shareholders. The Merger also may be abandoned if any permanent injunction or action by any governmental entity preventing consummation of the Merger becomes final and nonappealable.

Certain Federal Income Tax Considerations

         The following is a summary of the material federal income tax consequences of the Merger to a shareholder of NCRR (other than a holder of Canceled Shares) that holds its shares of NCRR Common Stock as a capital asset (a "holder"). The discussion set forth below is for general information only and may not apply to holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as broker-dealers, financial institutions, persons who are not citizens or residents of the United States, and stockholders who acquired their NCRR Common Stock as compensation. This summary is based upon federal income tax laws, regulations, rulings, and decisions in effect as of the date hereof, all of which are subject to change, retroactively or prospectively, and to differing interpretation.

         The receipt of cash for NCRR Common Stock in the Merger or pursuant to the exercise of dissenters' rights will be a taxable transaction for federal income tax purposes under the Code and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Minority Shareholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the NCRR Common Stock surrendered and the holder's adjusted tax basis in the NCRR Common Stock surrendered pursuant to the Merger or pursuant to the exercise of dissenters' rights. Assuming the NCRR Common Stock constitutes a capital asset in the hands of the holder, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder held the NCRR Common Stock for more than one year as of the Effective Date. Under recently enacted legislation, effective as of May 7, 1997, long-term capital gain of individuals will be taxed at a maximum rate of 20%, in the case of NCRR Common Stock held more than eighteen months, and 28%, in the case of NCRR Common Stock held more than one year.

         A holder (other than certain exempt holders including, among others, all corporations and certain foreign individuals and entities) may be subject to 31% backup withholding unless the holder provides its taxpayer identification number or social security number (a "TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A holder who does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service (the "IRS").

         If backup withholding applies to a holder, the Agent is required to withhold 31% from payments to such holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the holder upon filing an appropriate income tax return.

         EACH HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR TO DETERMINE THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSEQUENCES AND ANY TAX RETURN FILING AND REPORTING REQUIREMENTS.

Indemnification of Directors

         Under the NCBCA, a corporation is permitted to indemnify a director who conducted himself in good faith and reasonably believed: (i) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interest of the corporation and (ii) in all other cases, that his conduct was at least not opposed to the corporation's best interest. In the case of any criminal proceeding, the director must not have had any reasonable cause to believe his conduct was unlawful. In any proceeding by or in the right of a corporation (such as the four shareholder derivative actions described herein), a corporation may not voluntarily indemnify a director if the director is adjudged liable to the corporation. In addition, a corporation may not indemnify a director if the director is adjudged liable on the basis that personal benefit was improperly received by him. Where a proceeding is by or in the right of a corporation, indemnification of a director is limited to reasonable expenses if the proceeding is concluded without a final adjudication on the issue of liability.

         The NCBCA permits an advance for expenses incurred by a director in defending a proceeding. The expenses may be paid by a corporation in advance of the final disposition of the legal action, upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that he is entitled to be indemnified by the corporation against such expenses. The Directors of the NCRR who have executed such undertakings are receiving advances for expenses incurred in defending the actions brought against them. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT -- Shareholder Litigation"

         Additionally, the NCBCA provides that a corporation may purchase and maintain insurance on behalf of a director of the corporation against any liability asserted against or incurred by him in that capacity or arising from his status as a director. NCRR has an insurance policy that covers itself against the indemnification liability of NCRR to its Directors. The policy has an aggregate limit of $5 million and a $75,000 retention per occurrence. NCRR's liability exposure to its Directors will, therefore, not be material, unless (i) the Directors satisfy the requirements for being indemnified as described above and (ii) the indemnified liabilities and expenses exceed NCRR's insurance coverage. NCRR is unable to determine this early in the legal proceedings whether either of the foregoing conditions will occur.

Directors and Officers of  NCRR Upon Consummation of the Merger

         The members of the NCRR Board on the Effective Date shall continue to serve as members of the Board of Directors of NCRR as the surviving corporation. Their service on the NCRR Board will be governed by the charter and Bylaws of NCRR and by Section 124-6(b) of the General Statutes of North Carolina. All Directors will serve until their successors have been elected and duly qualified. Upon the Effective Date, the officers of NCRR shall be the officers of the surviving corporation. These officers shall serve until their successors are elected or appointed in accordance with the Bylaws of NCRR and have been duly qualified.

         For certain biographical information regarding the directors and officers of NCRR as the surviving corporation, see "CURRENT DIRECTORS AND EXECUTIVE OFFICERS."

Dequotation and Deregistration of NCRR Common Stock

         If the Merger is consummated, the State will be the only holder of NCRR Common Stock and the shares of the NCRR Common Stock will no longer be traded in the over-the-counter market and will be deregistered under the Exchange Act.

Costs and Expenses of the Merger

         The DOT and B&M, on the one hand, and NCRR, on the other hand, will bear their respective expenses incurred in connection with the contemplated Merger, whether or not the Merger is consummated;

provided that the DOT will bear one-half of the expenses of the filing fees, and printing, mailing and solicitation costs relating to this Proxy Statement. The estimated expenses of NCRR are as follows: filing fees $7,077, legal fees $100,000, accounting fees $7,000, proxy solicitation fees $12,500, printing and mailing costs $17,500, and investment banking fees $550,000. The estimated expenses of the DOT and B&M are as follows: filing fees $7,077, legal fees $100,000, proxy solicitation fees $12,500, printing and mailing costs $17,500 and investment banking fees $250,000.




SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS

         The Special Committee was formed on August 22, 1996 following an announcement by the State that the State was considering entering into negotiations to acquire all of the outstanding shares of NCRR Common Stock not already owned by the State. The Special Committee consists of the Minority Directors elected by the Minority Shareholders and was formed to negotiate with the State and to consider alternatives to the State's offer. The original members of the Special Committee were Messrs. Melville Broughton, Jr., P.C. Barwick, Sidney French, Alexander Graham and Chauncey Lever. Mr. Graham resigned during the process and Mr. Lever declined to stand for reelection in 1996 (both for reasons of age and health) and were replaced by Messrs. John Graham and Porter Thompson. Melville Broughton died shortly after participating in the Special Committee's decision to recommend a transaction involving receipt by the Minority Shareholders of $66 per share for their NCRR Common Stock and was not replaced. The Special Committee was given broad authority to make recommendations to the NCRR Board regarding any proposal made by the State, to make offers and counteroffers and to consider alternatives to a transaction with the State. The work of the Special Committee extended over the period from August 22, 1996 through September 30, 1997. Members of the Special Committee were paid $600 per meeting and collectively have received a total of $21,400 in director's fees. After the consummation of the Merger, the members of the Special Committee will continue as members of the NCRR Board for the remainder of their terms or as replaced, as provided by law and the bylaws of NCRR.

The Special Committee Proceedings

         The work of the Special Committee can be divided into three fairly distinct periods: (i) organizing, (ii) gathering information and (iii) negotiating with the State (which includes both negotiating the price of the shares of NCRR Common Stock and negotiating the terms and conditions of the Merger and related matters).

         The "organizing" period extended from August 22, 1996 through November 12, 1996 and included six meetings. During this period, the Special Committee received its "Charter" (board resolutions creating the Special Committee) and advice from outside general counsel to NCRR, Kilpatrick Stockton LLP ("Outside Counsel"), about the purpose and necessity of a special committee. Outside Counsel advised the Special Committee to obtain separate legal and financial advisors. After interviewing several law firms, the Special Committee engaged Womble Carlyle Sandridge & Rice, PLLC ("WCSR") as its legal counsel. The Special Committee also considered five investment banking firms to act as its financial advisor and finally selected CSFB as financial advisor.

         The "gathering information" period extended from November 13, 1996 through January 30, 1997 and included four substantive meetings. During this period, the Special Committee heard a report from representatives of CSFB about preliminary conversations that they had had with representatives of the State's consultant, NationsBanc Capital Markets, Inc. ("NationsBanc"), about the value of the NCRR Common Stock, authorized the engagement of Mercer Management Consulting ("Mercer"), a railway industry consultant, to assist CSFB, received legal advice from WCSR regarding confidentiality, fiduciary duties and similar legal matters and established a timetable. At the December 17, 1996 meeting, the Special Committee allowed a number of major Minority Shareholders an opportunity to present their views. A representative of Jefferson Pilot Insurance Company ("JP"), a large Minority Shareholder, attended the meeting and expressed JP's desire to be bought out entirely for cash rather than for stock as suggested by Jim Rucker representing his father, Walker Rucker, another Minority Shareholder. Mr.

Rucker, who stated that he spoke on behalf of an organization known as "P.R.E.F.E.R.S." (an acronym for Protect Rights Equally for Every Railroad Shareholder), made a presentation espousing a high value (up to $75 per share) for the NCRR Common Stock owned by the Minority Shareholders and concluding with the suggestion that a one-for-one "tax-free" exchange for a preferred stock of NCRR paying a dividend of $5.00 per year and callable at $65.00 per share would be fair. At the January 10, 1997 meeting, a Special Committee member reported on a meeting with CSX Transportation Inc. ("CSX") attended by the member and several representatives of each of NCRR and CSX at which the CSX representatives expressed little interest in NCRR or a lease of any material portion of its assets and stated that any proposal which CSX might make would be substantially less than that of Norfolk Southern. The January 10, 1997 Special Committee meeting was attended by Minority Shareholder Walker Rucker and his daughter. Mr. Rucker reiterated his support for the preferred stock exchange espoused by his son Jim Rucker at the Special Committee's December 17, 1996 meeting. A representative of Craven County, North Carolina, a Minority Shareholder of NCRR, attended and advised the Special Committee that Craven County was not interested in a stock exchange and wanted to receive $40 to $65 per share in cash. During the January 30, 1997 meeting, CSFB reviewed with the Special Committee the valuation methodologies to be utilized by CSFB in connection with its financial analysis with respect to NCRR and updated the Special Committee as to inquiries made of certain parties to solicit their interest in the possible acquisition of NCRR. During this period, none of the possible purchasers contacted expressed an interest in purchasing the NCRR Common Stock held by the Minority Shareholders or the NCRR line.

         The price "negotiating" period extended from February 1, 1997 through April 7, 1997. During this period, the Special Committee held five meetings and there were numerous other meetings and telephone conferences between representatives of the State, certain members of the Special Committee and the Special Committee's legal and financial advisors. At the inception of the price negotiations, representatives of the State suggested a price or range of prices $40 per share (or possibly "low to mid 40s") which was only marginally above the then quoted bid and asked prices for shares of NCRR Common Stock on the open market at that time, which the representatives of the Special Committee informed the State was unacceptable even as a basis for further discussion. When the State refused to change its position for several weeks, the Special Committee suggested a price substantially higher than that suggested by the State; however, representatives of the State did not respond with a counterproposal.

         In early March, 1997, the Special Committee concluded that negotiations had made little progress to date and that prospects for an agreement were dimming. The Special Committee determined that quick resolution of the impasse was essential because it was aware that approval by the State legislature of funding for the Merger Consideration would be required and that legislative rules for the introduction of bills would soon prohibit funding bills to be introduced in the 1997 legislative session. The Special Committee requested Sam Hunt, President of NCRR, to participate in negotiations with the State to urge the State to substantially increase the dollar range the State was considering so that funding bills could be introduced in time to have the legislature approve funding for the Merger Consideration in the 1997 session. The Special Committee called upon the President of NCRR for this mission due to his knowledge of State government processes gained during prior service in State government, including as a former State Legislator and secretary of the DOT. After the Chairman of the Special Committee conferred with the President of NCRR and the President, in turn, conferred with State officials, on or about March 27, 1997, the State made an offer of $66.00 per share to representatives of the Special Committee. The Special Committee considered this offer and with the advice of its legal and financial advisors approved the Merger Consideration and the Merger as set forth in the April 7, 1997 Letter of Intent between NCRR, B&M and the DOT (the "Letter of Intent").

         Negotiations with the State with respect to the terms of the Merger Agreement were concluded and the Merger Agreement was approved and executed after the State legislature authorized funding for the Merger. One issue that received substantial consideration in Merger Agreement negotiations was whether the Minority Shareholders would (i) receive any dividends prior to the Effective Date with respect to any amounts collected by NCRR prior to the Effective Date,
(ii) have any upward adjustment of the Merger Consideration as a result of not receiving any such dividends or (iii) retain any rights to receive any distributions after the Effective Date with respect to any amounts received by NCRR after the Effective Date that might be deemed to have accrued prior to the Effective Date. NCRR has substantial claims against Norfolk Southern for amounts that may be deemed to have accrued prior to the closing of the Merger, including claims for payments for use by Norfolk Southern of the NCRR's line prior to the Effective Date of the Merger, and on December 19, 1997 NCRR received approximately $3,990,000 (approximately $.93 per share on a pre-tax basis and $.57 per share on a after-tax basis (if the proceeds of the sale are not reinvested in qualifying property)) from the sale of real property. In view of the delays by the State in obtaining State legislative authorization of funding of the Merger, the Special Committee requested that the Minority Shareholders receive dividends or other payments for amounts received or that might be deemed to have accrued prior to the Effective Date. The State, however, took a firm position that any such payments would constitute a change to the Merger Consideration approved by the State legislature and that the $66 per share offer was intended to be the complete consideration to be received by the Minority Shareholders for their interests in NCRR, and any upward adjustment would constitute a change to the Merger Consideration thereby potentially jeopardizing the legislative support of the Merger. Thus, the State rejected all demands for additional payments to the Minority Shareholders. Both the Special Committee on September 30, 1997 and the NCRR Board on October 3, 1997 concluded that in the face of opposition by the State it was in the interests of the Minority Shareholders to proceed with the Merger so as not to jeopardize receipt of the Merger Consideration, legislative authorization of the funding thereof, or risk the State refusing to proceed with the Merger. If the Merger is approved by the shareholders of the NCRR, the Minority Shareholders who do not exercise their dissenters' right to an appraisal will thereby forego any economic benefit from any such amounts. However, the extent, if any, to which such amounts may be used by a court in determining the fair value of the shares held by Minority Shareholders who exercise their dissenters' rights is uncertain. See "SPECIAL FACTORS--THE MERGER - Dissenting Shareholders' Rights of Appraisal," "SPECIAL
FACTORS--THE MERGER - The Merger Consideration and Recommendations and Reasons," "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Litigation Against Norfolk Southern" and "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Charlotte Convention Center Litigation."

         From April 8, 1997 through September 30, 1997, the Special Committee held three meetings. These meetings concerned negotiations with the State with respect to the terms of the Merger, the definitive Merger Agreement and other related matters and culminated in the Special Committee's recommendation dated October 2, 1997 that at its October 3, 1997 meeting, the NCRR Board approve and recommend to the shareholders of NCRR the Merger Agreement.

Special Committee Considerations

         The Special Committee considered numerous factors in assessing the potential for additional value to the shareholders of NCRR, given NCRR's present divided ownership and the fact that its viable options are apparently limited to the leasing of its primary assets to Norfolk Southern in part due to the jurisdiction of the STB over NCRR's assets and contracts. The material factors discussed and considered by the Special Committee were the following:

     (bullet) No Competing Bidders for NCRR's Line or the Common Stock held by the Minority Shareholders. The Special Committee considered the discussion in NCRR's 1995 Proxy Statement furnished to its shareholders in connection with the 1995 Annual Meeting (under the section entitled "Other Lessees for All or Part of Line") of Morgan Stanley's efforts to solicit bids from other railroads or shortline operators for lease of all or part of NCRR's line that resulted in "no bids [being] received nor did any entity seek to enter into serious discussions with NCRR concerning lease of all or part of its line." Thereafter, the Special Committee continued to search for a possible purchaser (through the efforts of CSFB) of the shares of NCRR Common Stock held by the Minority Shareholders in addition to searching for an alternate lessee. The Special Committee was unable to generate interest either from logical alternative lessees or logical acquirors of the shares of NCRR Common Stock held by the Minority Shareholders. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT -- Other Purchasers and Lessees for All or Part of Line." The possibility of a sale of all of the shares of NCRR to a purchaser other than the State was determined highly unlikely because the sale of all of the shares of NCRR Common Stock held by the State would require the approval of the State Legislature.

     (bullet) STB Litigation Uncertainty. Based on extensive discussions with
              NCRR's General Counsel, Scott M. Saylor, Esq., and Outside Counsel, Kilpatrick Stockton LLP, as well as NCRR's special regulatory counsel, Steptoe & Johnson LLP, and regulatory counsel to JP, Jenner & Block, the Special Committee concluded that that the outcome of this litigation was uncertain.


     (bullet) Possible Loss of Overhead Traffic. The analysis performed by CSI and the analysis performed by NCRR's consultant, Mercer, in January 1997 (the "MERCER REPORT") (see "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT -- Overhead Traffic") were radically different. From time to time, including in connection with the pending acquisition of Consolidated Rail Corporation by Norfolk Southern, Norfolk Southern has indicated a willingness to divert substantial overhead traffic. The Special Committee concluded that, under the circumstances, the loss of overhead traffic could result in adverse financial consequences to NCRR.



     (bullet) Risks of Independent Operation. The Special Committee noted that the railroad traffic analyses by CSI and NCRR's railroad management consultants of STB traffic data indicated that if NCRR were independently operated, the Minority Shareholders would face considerable uncertainty. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT -- Operation Without Any Lessee."


     (bullet) The History of NCRR. The Special Committee considered the numerous problems encountered by NCRR over the last several years as adding substantially to the risk of continued investment in NCRR (either by continuing to hold NCRR Common Stock or by participating in an exchange for new NCRR preferred stock) which in turn made the Merger Consideration more attractive to the Special Committee. Material problems so considered were (i) the tension between the natural desire of the Minority Shareholders for enhanced shareholder value and the needs of the State concerning economic development, (ii) the alleged conflicts of interest of members of the NCRR Board resulting from this tension between the Minority Shareholders and the State, (iii) the inequality of the bargaining position of NCRR and Norfolk Southern as discussed above and the resulting difficulty of negotiating a lease which the Minority Shareholders would view as fair to their interests, (iv) historically low operating results as a consequence of the leases which expired at the end of 1994 and the absence of any lease payments from Norfolk Southern after the Lease Extension Agreement was voided in July of 1996, (v) the inability to retain REIT status if NCRR should attempt to operate independently, and (vi) the general turmoil, uncertainty and expense created by the pendency of shareholder lawsuits and the Norfolk Southern litigation (see "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Litigation Against Norfolk Southern").

     (bullet) The Proposed Lease Extension Agreement. The Special Committee noted that the Lease Extension Agreement was no longer available to NCRR given its inability to obtain Shareholder approval and the subsequent STB proceeding. Accordingly, the Special Committee considered the proposed Lease Extension Agreement only to the extent of receiving information respecting the per share value of a share of NCRR Common Stock implied by the economic terms of the proposed Lease Extension Agreement. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Alternative Lease Extension

              Agreement." The Special Committee concluded that the per share value based on the revenue that would have been received under the Lease Extension Agreement was substantially less than the Merger Consideration. The perpetuity value of annual payments expected to be generated by the Lease Extension Agreement, including the after-tax value of the $5.0 million initial payment, was estimated to be in a range of $127 million to $148 million assuming NCRR qualified for REIT election, or approximately $29.65 to $34.50 per share.


     (bullet) Appraisals and Valuations; Merger Consideration. The Special
              Committee considered STB valuation methodologies (primarily Reproduction Cost New Less Depreciation ("RCNLD") and Net Liquidation Value ("NLV")) in determining the fair value of shares of the NCRR Common Stock, which indicated implied equity reference ranges for NCRR of approximately $19.03 to $128.93 per share and $20.22 to $21.15 per share, respectively, and used the result of Mercer's RCNLD analysis (the "Mercer STB Analysis") (as well as its railroad traffic analysis) in negotiations with representatives of the State to support a higher per share valuation. The Special Committee requested from the State that the Minority Shareholders receive dividends on amounts that would accrue or be received by NCRR prior to the Effective Date. The State rejected this request maintaining that any such dividends would constitute a change to the Merger Consideration. In light of the State's firm opposition to this request, the Special Committee concluded that it was in the interest of the Minority Shareholders to proceed with the Merger. See "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS - The Special Committee Proceedings."


     (bullet) Opinion of Special Committee's Financial Advisor. The Special
              Committee considered the CSFB Opinion as to the fairness of the Merger Consideration from a financial point of view to the Minority Shareholders and the financial analyses performed by CSFB in connection with the CSFB Opinion. See "SPECIAL FACTORS--MAJOR REASONS FOR APPROVAL OF THE MERGER AGREEMENT - Opinion of the Special Committee's Financial Advisor."

     (bullet) Other Factors. The Special Committee also considered recent historical and current open market prices for the NCRR Common Stock (all substantially below the Merger Consideration, ranging between $26 per share in early 1996 to about $41 in late 1996 and down to about $36 in late January 1997). The Special Committee did not consider net book value because it was based on 1916 Interstate Commerce Commission valuations which, for financial reporting purposes, are the basis for the historical cost of the assets. Finally, the Special Committee considered as negative or countervailing factors the inability of the Minority Shareholders to benefit from either the proceeds of the sale by the NCRR of the Charlotte property or any litigation recoveries from Norfolk Southern and the possibility that the future prospects of the NCRR and the ownership of stock therein might be better than indicated by many of the factors discussed above and concluded that such factors were of relative insignificance in the light of the $66 per share Merger Consideration.


         The foregoing discussion is not intended to be exhaustive, but is believed to include all the material factors, including any negative or countervailing factors, considered by the Special Committee in determining to recommend that the NCRR Board approve and recommend to the Minority Shareholders a transaction involving receipt by the Minority Shareholders of $66.00 per share in cash for their NCRR Common Stock. The Special Committee did not quantify or otherwise attempt to assign relative or specific weights to the factors considered in reaching its determination that this transaction is in the best interests of the Minority Shareholders and different members of the Special Committee may have given different weights to different factors.



         On January 30, 1997 and April 7, 1997, CSFB reviewed with the Special Committee certain preliminary valuation methodologies, which were subsequently omitted from CSFB's final presentation to the NCRR Board on October 3, 1997 (for a discussion of CSFB's October 3, 1997 presentation see "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisor"). In particular, valuation methodologies relating to (i) the Lease Extension Agreement were omitted because this agreement was not ratified by the Minority Shareholders (see the discussion set forth below under the caption "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--Alternative Lease Extension Agreement"); (ii) the NLV were omitted following the conclusion of industry experts that this valuation methodology is rarely utilized (see the discussion set forth below under the caption "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT-Litigation Against Norfolk Southern" and "SPECIAL FACTORS--APPRAISALS AND VALUATIONS"); (iii) a potential lease of certain NCRR assets to third parties (other than Norfolk Southern) were omitted because there were no third parties interested in such a lease arrangement (see the discussion set forth below under the caption "SPECIAL FACTORS-- ALTERNATIVES TO MERGER AGREEMENT--Other Purchasers and Lessees for All or Part of Line"); and (iv) the cost to Norfolk Southern of diverting traffic from the NCRR lines were omitted because certain underlying assumptions were considered unrealistic by industry experts (see the discussion set forth below under the caption "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--Overhead Traffic"). Similarly, certain valuation ranges presented to the Special Committee on January 30, 1997 were subsequently revised when presented to the Special Committee on September 30, 1997. Specifically, valuation ranges relating to (i) railroad purchases were revised to reflect updated and refined information and (ii) corridor purchases were revised to reflect specific facts relating to the corridor purchase by the State of Florida.

         CFSB's January 30, 1997 and April 7, 1997 presentations were prepared nine months and six months, respectively, prior to the Special Committee's meeting held in September to approve the Merger. It was understood by the Special Committee that the January 30, 1997 and April 7, 1997 presentations were necessarily preliminary and incomplete and intended primarily as a framework for further discussion and, accordingly, such presentations were not relied upon by the Special Committee in its determination to approve the Merger or by CFSB in rendering its opinion.

MATERIAL REASONS FOR APPROVAL OF THE MERGER AGREEMENT

         The NCRR Board unanimously approved the Merger Agreement following the recommendation of the Special Committee which had consulted with independent legal and financial advisors. The NCRR Board determined that the Merger Consideration was likely to afford greater economic return to the Minority Shareholders than would any of the alternatives, including (i) sale to another buyer, (ii) lease of NCRR's assets to Norfolk Southern or any other railroad operators, (iii) independent operation of its rail line by NCRR or (iv) legal action against Norfolk Southern in court or at the STB. The NCRR Board also determined that it is in the best interest of all the shareholders of NCRR to end the risks of conflicts of interest that arise from shared ownership of NCRR by the State and other shareholders. See "SPECIAL FACTORS--CERTAIN CONFLICTS OF INTEREST AND SHAREHOLDER ACTIONS."

         Summary of Reasons Alternatives to the Merger Are Less Attractive for Shareholders

         The NCRR Board determined the alternatives considered by the NCRR Board were less attractive for the shareholders of NCRR than the Merger. The NCRR Board determined the alternatives to the Merger all presented substantial risks that outweighed the opportunities for future profits to shareholders in excess of the Merger Consideration and that the Merger Consideration was the best combination of profit with no risk that was available to the Minority Shareholders.

     (bullet) No Competing Bidders for Line. No class I railroad or short line operator bid for the purchase or lease of NCRR's line despite efforts undertaken on behalf of NCRR to solicit such bids. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--Other Purchasers and Lessees For All or Part of Line."

     (bullet) No Competing Purchasers for the NCRR Common Stock. A press release was issued on August 26, 1996, announcing that the State had retained a financial advisor to evaluate a buyout of all the shares held by the Minority Shareholders. The Letter of Intent was signed on April 7, 1997 and the Merger Consideration was announced on the same date. No other competing offer was received before or after announcement of the Merger Consideration. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--Other Purchasers and Lessees for All or Part of Line."

     (bullet) No Additional Offers from Norfolk Southern. Following the finding of the U.S. District Court for the Eastern District of North Carolina that a quorum did not exist at the 1995 Annual Meeting of shareholders at which shareholders approved the Lease Extension Agreement, the NCRR requested Norfolk Southern to increase the annual rental payable under the Lease Extension Agreement. Norfolk Southern refused to increase the rental and following determination by NCRR not to appeal the court decision invalidating the shareholder vote approving the Lease Extension Agreement and not to resubmit the Lease Extension Agreement for another vote of NCRR's shareholders, Norfolk Southern refused to increase the annual rent under the Lease Extension Agreement and ceased paying any rent to NCRR, prompting NCRR to take legal action against Norfolk Southern. Norfolk Southern's failure to offer a higher rental or better economic terms substantially limited the alternatives to obtain a higher per share value than the Merger Consideration. Norfolk Southern is seeking to establish the annual rental in the amount called for under the Lease Extension Agreement. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Alternative Lease Extension Agreement."

     (bullet) Litigation Uncertainty. On September 20, 1996 NCRR filed an action against Norfolk Southern and certain subsidiaries and affiliates in the Superior Court of Wake County, North Carolina, which action was removed to the U.S. District Court for the Eastern District of North Carolina (the "Federal Court Case") and on September 23, 1996, filed proceedings against Norfolk Southern before the STB (the "STB Case"). After approval by the Special Committee of the Letter of Intent on April 7, 1997, the STB rejected NCRR's petition to establish interim rent to be paid by Norfolk Southern in a decision and order dated May 29, 1997, but prescribed interim compensation at the level of out-of-pocket expenses incurred by NCRR due to Norfolk Southern's continued operation of the line. The NCRR Board concluded that this decision would result in long and expensive litigation in the Federal Court Case and the STB Case with a risk that the result would not afford NCRR the remedies it believes are warranted. The NCRR Board also concluded that financing the expenses of the court litigation without interim rent payments could create substantial cash flow problems for NCRR as Norfolk Southern has interpreted the STB's ruling on out-of-pocket expenses to exclude expenses associated with litigation against Norfolk Southern. Norfolk Southern is seeking to have the Lease Extension Agreement imposed upon NCRR by the STB. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER
              AGREEMENT - Litigation Against Norfolk Southern."

     (bullet) Possible Loss of Overhead Traffic. Most of the traffic over
              NCRR's line is overhead traffic (traffic that originates and terminates off NCRR's line), which is controlled by Norfolk Southern. From time to time, including in connection with the acquisition of Consolidated Rail Corporation by Norfolk Southern, Norfolk Southern has indicated a willingness to divert substantial overhead traffic to other routes, including Norfolk Southern owned routes. Diversion of substantial amounts of overhead traffic would substantially decrease revenue produced by the line and would therefore reduce profitability of the line to NCRR and any operator of the line. See "SPECIAL FACTORS--ALTERNATIVES TO
              MERGER AGREEMENT - Operation Without Any Lessee."

     (bullet) Risks of Independent Operation. Operating its own line without a lessee would subject NCRR to a number of risks, including (i) diversion of overhead traffic by Norfolk Southern, (ii) loss of freight to competitors, including trucking companies, (iii) unpredictable maintenance and labor expenses and capital improvement costs, and (iv) operation by management which is inexperienced in operations or unable to find and hire such a management team. Operating its own line without a lessee or without leases producing qualified income would mean that NCRR could not qualify for favorable tax status as a REIT, thereby resulting in earnings being subject to corporate income taxes prior to availability for distribution to shareholders. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Other Purchasers and Lessees for All or Part of Line."

     (bullet) The History of NCRR. The NCRR Board considered the numerous problems encountered by NCRR over the last several years as adding substantially to the risk of continued investment in NCRR (either by continuing to hold NCRR Common Stock or by participating in an exchange for new NCRR preferred stock) which in turn made the Merger

              Consideration more attractive to the Special Committee. Material problems so considered were (i) the tension between the natural desire of the Minority Shareholders for enhanced shareholder value and the needs of the State concerning economic development, (ii) the alleged conflicts of interest of members of the NCRR Board resulting from this tension between the Minority Shareholders and the State, (iii) the inequality of the bargaining position of NCRR and Norfolk Southern as discussed above and the resulting difficulty of negotiating a lease which the Minority Shareholders would view as fair to their interests, (iv) historically low operating results as a consequence of the leases which expired at the end of 1994 and the absence of any lease payments from Norfolk Southern after the Lease Extension Agreement was voided in July of 1996, (v) the inability to retain REIT status if NCRR should attempt to operate independently, and (vi) the general turmoil, uncertainty and expense created by the pendency of shareholder lawsuits and the Norfolk Southern litigation. Potential Advantages of Certain Alternatives to the Merger Agreement

         The NCRR Board believes that the approximately 317 miles of railroad right of way and track and other assets owned by NCRR are very valuable assets. Despite difficulties and risks faced in generating profit from NCRR's assets, the NCRR Board believes that in the future substantial profits could be generated from these assets. The alternatives to the Merger reviewed and rejected by the NCRR Board offer some potential to afford NCRR greater revenues, and, possibly, greater after-tax net profits, than is afforded by the Merger.
By approving the Merger Agreement, the shareholders will be giving up the substantial value associated with NCRR's assets and transferring the same to the State in exchange for the Merger Consideration. That substantial value of NCRR assets includes, but is not limited to, the following:

         Revenues. NCRR's management consultants, Mercer, have estimated that, if NCRR operates its own line without a lessee and Norfolk Southern does not divert any overhead traffic, NCRR could generate $66 million of annual revenues, annual pre-tax net income of $18.3 million and annual after-tax net income of $11.25 million.


         Norfolk Southern Payments. NCRR's railroad management consultants in the Mercer Report have estimated that the STB could order Norfolk Southern to pay NCRR as much as $74.7 million or as little as $4.6 million annually for use of NCRR's lines based on the advice of special STB counsel, Steptoe & Johnson LLP, as to the valuation methods that might be utilized by the STB, the property to which the STB might apply the valuation method, and the interest rates that might be utilized by the STB in setting compensation. At the high end of the range of valuation, the distributions to 24.9% of the revenue to the Minority Shareholders may yield an imputed value in excess of the Merger Consideration. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Litigation Against Norfolk Southern."


         Court Ordered Payments. It is possible that NCRR will be awarded substantial damages in the Federal Court Case or that in the STB Case, the STB would order Norfolk Southern to pay substantial amounts for use of NCRR's assets following termination at the end of 1994 of the leases covering NCRR's assets. Such court and STB ordered payments could exceed the Merger Consideration. If the Merger is consummated, the Minority Shareholders would have no right to any portion of such payments.

         Settlement of Cases. Although the NCRR Board believes that continuing the litigation in the Federal Court Case and the STB Case would be an expensive and drawn out process, it is also possible that Norfolk Southern may settle the litigation by offering NCRR a lease with better economic terms.

         Although it is expected that settlement discussions will occur following consummation of the Merger, at this time NCRR and Norfolk Southern are not engaged in negotiations to settle these cases. The Federal Court Case and the STB Case are currently stayed, and NCRR is subject to an order of the STB with regard to interim rental payments. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT - Litigation Against Norfolk Southern" and "SPECIAL FACTORS--CERTAIN CONFLICTS OF INTERESTS AND SHAREHOLDER DERIVATIVE ACTIONS."


         The Merger Consideration compares with the alternatives to the Merger Agreement set forth above as follows: The Merger Consideration consists of $66 per share; the alternative set forth above under "Revenues" could result in annual pre-tax net income of $4.27 per share; and the alternative set forth above under "Norfolk Southern Payments" could result in annual pre-tax net income of $1.07 to $17.44 per share. The outcome of the Federal Court Case and the STB Case is too uncertain to quantify the per share values of a positive outcome or settlement of these cases. Further, under the alternatives presented above, it is unclear if NCRR could maintain its REIT status.


         For the reasons described herein, the NCRR Board has determined that the risks associated with alternatives to the Merger make it unwise to assume
(i) that the potential high revenues and profits would in fact be achieved if NCRR pursued such alternatives, (ii) that NCRR would be awarded substantial damages in the Federal Court Case or the STB Case, or (iii) that Norfolk Southern would settle any litigation on terms more favorable to NCRR than the Merger.

FAIRNESS OF THE MERGER



         The NCRR Board. In determining to approve and recommend the Merger Agreement, and in reaching its conclusion that the Merger is fair to, and in the best interest of, the Minority Shareholders, all material factors considered by the NCRR Board are those referred to above under "SPECIAL FACTORS--MATERIAL REASONS FOR APPROVAL OF THE MERGER AGREEMENT". The NCRR Board expressly adopted the Special Committee's analysis and recommendation as to the fairness of the Merger to the Minority Shareholders and the fairness of the Merger Consideration to the Minority Shareholders from a financial point of view. In view of the variety of factors considered in connection with its evaluation of the Merger, the NCRR Board did not find it practical to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the NCRR Board may have given different weights to different factors.




         The DOT and B&M. The determination of the $66 per share Merger Consideration resulted from negotiations between the State and the Special Committee and their respective representatives (see "SPECIAL FACTORS--SUMMARY OF SPECIAL COMMITTEE PROCEEDINGS AND NEGOTIATIONS") and appeared to the DOT and B&M to be a reasonable premium over the historical trading price of NCRR Common Stock. The DOT and B&M did not undertake any formal and informal evaluation of their own as to the fairness of the Merger Consideration to the Minority Shareholders. Based solely upon the determination of the Special Committee and the NCRR Board that the Merger is fair to, and in the best interests of the Minority Shareholders, the DOT and B&M believe that the Merger Consideration is fair to the Minority Shareholders from a financial point of view and each expressly adopts the conclusions of the Special Committee.

OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

         CSFB has acted as financial advisor to the Special Committee in connection with the Merger. CSFB was selected by the Special Committee based on CSFB's experience and expertise in merger and acquisition transactions generally and particularly in the railroad industry. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

         In connection with CSFB's engagement, the Special Committee requested that CSFB evaluate the fairness of the consideration to be received in the Merger by the Minority Shareholders from a financial point of view. On October 3, 1997, at a meeting of the NCRR Board held to evaluate the proposed Merger, CSFB rendered to the Special Committee the CSFB Opinion, a written opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Merger Consideration was fair to the Minority Shareholders from a financial point of view.

         The full text of the CSFB Opinion, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Proxy Statement and is incorporated herein by reference. Holders of NCRR Common Stock are urged to read the CSFB Opinion carefully in its entirety. CSFB has consented to the inclusion of the CSFB Opinion attached as Annex C hereto. In giving such consent, CSFB does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "Securities Act"), or the rules or regulations of the Securities and Exchange Commission thereunder nor does it thereby admit that it is an expert with respect to any part of this Proxy Statement within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder. The CSFB Opinion is directed to the Special Committee and relates only to the fairness of the Merger Consideration from a financial point of view, does not address any other aspect of the proposed Merger or any related transactions and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Special Meeting. The summary of the CSFB Opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the CSFB Opinion.


         In arriving at the CSFB Opinion, CSFB reviewed the Merger Agreement and certain publicly available business and financial information relating to NCRR. CSFB also reviewed certain other information relating to NCRR, including the Mercer STB Analysis and the Mercer Report. CSFB met with the management of NCRR and representatives of the State to discuss the business and prospects of NCRR and also had discussions with Mercer concerning its analyses and the railway industry generally. CSFB also considered certain financial and stock market data of NCRR and, to the extent publicly available, the financial terms of certain other business combinations and other transactions recently effected. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.


         In connection with its review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to analyses prepared by Mercer, CSFB assumed that such analyses were reasonably prepared reflecting the best currently available estimates and judgments of Mercer and other third party sources on which Mercer relied. CSFB was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NCRR, nor was CSFB furnished with any such evaluations or appraisals. CSFB's opinion was necessarily based upon information available to CSFB, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of the CSFB Opinion. In connection with CSFB's engagement, CSFB was requested to approach selected third parties to solicit indications of interest in a possible acquisition of NCRR, and held discussions with certain of these parties prior to the date of the CSFB Opinion. Although CSFB evaluated the Merger Consideration from a financial point of view, CSFB was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined through negotiation between the Special Committee acting for NCRR and the DOT. No other limitations were imposed by the Special Committee on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion.

         In preparing its opinion to the Special Committee, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses set forth below does not purport to be a complete description of the analyses underlying CSFB's opinion. A copy of CSFB's written presentation to the Special Committee with respect to its opinion has been filed as an exhibit to the Schedule 13E-3 which has been filed with the Securities and Exchange Commission (the "Commission") and will be available for inspection and copying at the principal executive offices of NCRR during regular business hours by any interested shareholder of NCRR who has been designated in writing and may be inspected, copied and obtained by mail from the Commission. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to NCRR, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NCRR. No company, transaction or business used in such analyses as a comparison is identical to NCRR or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The CSFB Opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Special Committee or NCRR management with respect to the Merger Consideration or the proposed Merger.

         The following is a summary of the material analyses performed by CSFB in connection with the CSFB Opinion:

         Income Analysis. CSFB analyzed the estimated value of the operating cash flows derived by Norfolk Southern from its operations over NCRR, based on certain estimates provided to CSFB by Mercer. Norfolk Southern's NCRR derived revenues and expenses, including overhead traffic, were estimated by Mercer by allocating Norfolk Southern's reported North Carolina revenues and operating costs to NCRR and non-NCRR lines according to the gross ton miles generated on each line, which Mercer derived from Norfolk Southern's traffic density maps and state reporting. Applying Norfolk Southern's operating cash flow multiple of 6.8x for the latest 12 months ended June 30, 1997 (pro forma for the Conrail, Inc. acquisition), to Norfolk Southern's estimated NCRR derived 1995 operating cash flow of approximately $28.7 million to $34.4 million resulted in an implied enterprise reference range for NCRR of approximately $195 million to $234 million, or an implied equity reference range for NCRR of approximately $46.00 to $55.00 per share.

         Discounted Cash Flow Analysis. CSFB estimated the present value of the future streams of after-tax free cash flows that Norfolk Southern could generate from operating over the NCRR, including overhead traffic, based on certain estimates provided to CSFB by Mercer, in the Mercer Report, by applying perpetuity revenue growth rates of between 3% and 5%. The free cash flows were then discounted to present value using discount rates of between 11% and 13%. This analysis resulted in a stand-alone equity reference range for NCRR of approximately $35.00 to $47.00 per share.



         Selected Transactions Analysis. Using publicly available information, CSFB analyzed the purchase price and implied transaction value multiples paid or proposed to be paid in 13 selected merger and acquisition transactions in the railroad industry during the period 1990 to 1997, including: Conrail, Inc./CSX Corp./Norfolk Southern; CCP Holdings, Inc./Illinois Central Corporation; Mexrail Inc./Kansas City Southern Industries; Southern Pacific Rail Corp./Union Pacific Corp.; Chicago & North Western/Union Pacific Corp.; Santa Fe Pacific Corp./Union Pacific Corp.; Santa Fe Pacific Corp./Burlington Northern Inc.; Kansas City Southern Industries, Inc. (Railway Division)/Illinois Central Corporation; MidSouth Corporation/Kansas City Southern Industries, Inc.; Green Bay & Western Railroad Co./Wisconsin Central Transportation Corp.; Fox River Valley Railroad Co./Wisconsin Central Transportation Corp.; Delaware & Hudson Railway/Canadian Pacific Ltd.; and RF&P Corp. (Railway Operations)/CSX Corp. (collectively, the "Selected Transactions"). CSFB compared, among other things, adjusted purchase prices (purchase price, plus total debt and preferred stock, less cash) as multiples of latest 12 months, operating cash flow. All data for the Selected Transactions were based on information available at the time of announcement of the transactions, except million gross ton miles, which was based on Mercer estimates in the Mercer Report. This analysis indicated a range of multiples for the Selected Transactions of latest 12 months operating cash flow of 4.4x to 12.5x (with a mean of 8.7x and a median of 8.3x). Applying median and mean multiples of the latest 12 months operating cash flows and adjusted purchase prices paid in the Selected Transactions to corresponding financial statistics of NCRR resulted in a stand-alone equity reference range for NCRR of approximately $65.00 to $70.00 per share.



         Certain Other Factors. In addition to the analyses described above, CSFB considered, among other things, (i) the recent stock performance of the NCRR; (ii) certain railroad traffic data and certain other related information prepared by Mercer concerning NCRR and Norfolk Southern and included in the Mercer Report; (iii) the Mercer STB Analysis, which estimated the value of and potential return on NCRR assets based on certain STB methodologies which the STB has used in precedent cases to set railroad compensation levels, including the Reproduction Cost New Less Depreciation methodology and the net liquidation value methodology (see the discussion set forth below under the caption "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--APPRAISALS AND VALUATIONS" on page
36 of the Proxy Statement); (iv) the present value of the estimated discounted cash flows of the annual payments that NCRR would have received under the Lease Extension Agreement (see the discussion set forth below under the caption "SPECIAL FACTORS--ALTERNATIVES TO MERGER AGREEMENT--Alternative Lease Extension Agreement" on pages 28 through 30 of the Proxy Statement); (v) the financial terms of certain railway corridor purchases by the States of Florida and California (see the discussion set forth below under the caption "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA; PLANS OR PROPOSALS OF THE STATE" on pages 38 and 39 of the Proxy Statement); and (vi) the DOT estimate of the cost of acquiring land to duplicate the NCRR right of way (see the discussion set forth below under the caption "SPECIAL FACTORS--VALUE TO STATE OF NORTH CAROLINA; PLANS OR PROPOSALS OF THE STATE" on pages 38 and 39 of the Proxy Statement).


         Miscellaneous. Pursuant to the terms of CSFB's engagement, NCRR has agreed to pay CSFB for its services in connection with the proposed Merger an aggregate financial advisory fee of $500,000 which was payable upon delivery by CSFB of the CSFB Opinion. NCRR also has agreed to reimburse CSFB for out-of-pocket expenses incurred by CSFB in performing its services, including reasonable fees and expenses of legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement.

         In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of NCRR for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ALTERNATIVES TO MERGER AGREEMENT

Alternative Lease Extension Agreement

         NCRR and Norfolk Southern entered into the Lease Extension Agreement, which was voted on by the shareholders at the 1995 Annual Meeting. On July 29, 1996, the U.S. District Court for the Eastern District of North Carolina determined that a quorum was not present at the 1995 Annual Meeting. Consequently, the approval of the Lease Extension Agreement at the 1995 Annual Meeting was held not to be valid. Because the lack of a quorum was caused by a boycott of the 1995 Annual Meeting by shareholders, the NCRR Board determined it was not in the best interest of the shareholders to expend the time and money required to hold another shareholder meeting to obtain approval of the Lease Extension Agreement, unless Norfolk Southern agreed to increase the annual rental payments provided in the Lease Extension Agreement. Norfolk Southern, however, refused NCRR's request to increase the annual rental payments provided in the Lease Extension Agreement, and is seeking to have the essential economic terms of the Lease Extension Agreement imposed upon NCRR by the STB. The NCRR Board believes that Norfolk Southern may well still agree to execute another lease extension agreement (an "alternative Lease Extension Agreement") on substantially the same terms as the Lease Extension Agreement submitted to the shareholders of NCRR if it were certain the alternative Lease Extension Agreement would be approved by the NCRR shareholders and binding on the parties thereto. The NCRR Board, however, believes the value of any alternative Lease Extension Agreement to the shareholders is less than the Merger Consideration payable to the shareholders under the Merger Agreement.

         The Lease Extension Agreement would have extended the terms of (i) the Lease dated August 16, 1895, as amended and supplemented thereafter, between NCRR and NSR (the "1895 Lease") and (ii) the Lease dated August 30, 1939, as amended and supplemented thereafter, between Atlantic and North Carolina Railroad Company (which merged into NCRR in 1989) and AECR, (the "1939 Lease"). The 1895 Lease and the 1939 Lease are hereinafter collectively referred to as the "Leases." NCRR had received an opinion from Outside Counsel that the Lease Extension Agreement would enable NCRR to qualify as a REIT.


         Set forth below is a summary of all material terms of the Lease Extension Agreement for which approval was invalidated. While no alternative Lease Extension Agreement is presently available to NCRR, the following summary is provided as a basis for a comparison with a possible alternative Lease Extension Agreement. In the STB Case, Norfolk Southern has sought to impose the essential economic terms of the Lease Extension Agreement upon NCRR. However, no assurances can be given that Norfolk Southern would enter into an alternative Lease Extension Agreement on substantially the same terms.
-----------

(1) The base annual rental under the Lease Extension Agreement was eight million dollars ($8,000,000) for the period from January 1, 1995 through December 31, 1995. Following effectiveness of the Lease Extension Agreement, Norfolk Southern was to pay NCRR the amount by which (i) annual accrued rental payments ($8 million during 1995), plus interest at the 90-day U.S. Treasury bill rate for the period commencing the date payment would have been due under the Lease Extension Agreement and ending on the date Norfolk Southern would pay, exceeded (ii) the aggregate amount of rental payments made to NCRR by Norfolk Southern for use of NCRR's property under the Leases for the period between December 31, 1994 and the effective date of the Lease Extension Agreement.

(2) Annual base rent for 1996 and each year thereafter was adjustable each year to account for inflation during the preceding calendar year according to the implicit price deflator for the gross domestic product ("IPD-GDP"). In no event, however, could the base annual rental for any calendar year be less than eight million dollars ($8,000,000). The base rent adjustment in any year could not exceed the sum of: (i) four (4%) percent of the base rent for the preceding year, plus (ii) seventy-five (75%) percent of the IPD-GDP in excess of four (4%) percent. There was a one-year delay in application of the IPD-GDP. For example, adjustment of 1995 rental payments to determine 1996 rental payments would have been based upon the IPD-GDP for 1994.

(3) The Leases were to be extended for an additional term of thirty (30) years, through December 31, 2024 and were extendible for an additional twenty (20) years at the option of Norfolk Southern. Exercise of the 20-year extension option would require that Norfolk Southern pay to NCRR an option fee equal to the lesser of (i) twenty-five (25%) percent of the base rent in effect during the year prior to Norfolk Southern giving notice to exercise its extension option or (ii) $5 million. If the extension option was exercised by Norfolk Southern, NCRR expected to recognize the renewal fee ratably over the 20-year lease renewal term.

(4) Norfolk Southern was to make a one-time payment to NCRR of five million dollars ($5,000,000) in exchange for NCRR's release of Norfolk Southern from its obligation to return to NCRR certain personal property upon expiration of the Leases. The carrying value of the personal property that would have been released would be fully depreciated and therefore have no book value. Thus, NCRR would have recognized a gain on the full amount of the payment. The Lease Extension Agreement did not waive or otherwise affect any claims of NCRR to Spencer (Linwood) Yard or other such property or facilities, but provided that such claims would be postponed until the termination of the Lease Extension Agreement and any renewal pursuant to its terms.

(5) The Lease Extension Agreement covered approximately 317 miles of railroad property (including the railroad right of way and certain improvements to yard areas and other structures situated adjacent to, under or along the lines) located between Morehead City and Charlotte, North Carolina. NCRR had the right, however, to have certain properties outside the right of way not used in operating a railroad released from the Leases. Norfolk Southern's rental payments would not have been reduced if NCRR exercised this right. NCRR intended to exercise its right to have released from the Leases those properties it determined had income-generating potential in excess of projected expenses. NCRR estimated these properties at the time the Lease Extension Agreement was entered into were producing less than $100,000 of annual lease income. NCRR could have determined which properties it would seek to have released to it after evaluating environmental liability and other relevant factors.

(6) Norfolk Southern was required to pay to NCRR seventy-five (75%) of any revenues (in excess of de minimis amounts) obtained by Norfolk Southern for longitudinal leases and licenses granted by Norfolk Southern to third parties for certain fiber optic and other uses.

(7) The Lease Extension Agreement contained extensive provisions governing the rights and obligations of the parties for various environmental liabilities and expenses.

(8) Norfolk Southern was required to pay to maintain and operate the leased railroad lines and facilities, to fulfill all railroad common carrier duties pertaining to the leased railroad lines and to indemnify NCRR against certain liability claims by third parties.

         Except as modified or supplemented by the Lease Extension Agreement, the terms of the Leases were to continue in full force and effect. The Lease Extension Agreement did not affect the Lease dated December 31, 1968 between NCRR and Norfolk Southern, ("the "1968 Charlotte Lease"), which will continue to be in effect until its December 31, 2067 expiration date. The 1968 Charlotte Lease covers three parcels of land in Charlotte, North Carolina, for which NCRR currently receives an aggregate of $81,319 in rental payments annually. If the Lease Extension Agreement had become effective and NCRR exercised its right to the return of nonoperating properties, NCRR was expected to have the following sources of revenues: (1) $8 million annually from Norfolk Southern pursuant to the Lease Extension Agreement; (2) $81,319 annually from Norfolk Southern pursuant to the 1968 Charlotte Lease;
         (3) approximately $100,000 annually from leases of nonrailroad operating property; (4) possible revenues from fiber optic leases and licenses along its railroad line; and (5) miscellaneous sales or condemnations of operating and nonoperating properties.

         NCRR and Norfolk Southern discussed the sale of NCRR to Norfolk Southern early in their negotiations. Norfolk Southern, however, did not show substantial interest in purchasing NCRR and no serious negotiations about the sale of NCRR occurred. In soliciting bids from potential lessees other than Norfolk Southern, NCRR also left the door open to sale discussions, but neither a lessee nor a buyer made any bid or entered into serious negotiations. See also "SPECIAL FACTORS--CERTAIN CONFLICTS OF INTEREST AND SHAREHOLDER DERIVATIVE ACTIONS."

Abandonment of Norfolk Southern's Operations Over NCRR's Lines

         Under Section 10903 of the Interstate Commerce Act (the "ICA"), a railroad is not permitted to abandon or discontinue its operations over any line (including a line leased from another party) without the prior approval of the STB.

         Section 10903 of the ICA provides that the STB may authorize an abandonment of, or discontinuance of operations over, all or part of a line only if it finds that the present or future public convenience and necessity requires or permits the abandonment or discontinuance. In applying this criterion, the STB balances the harm to the shipping public that would result from the abandonment or discontinuance against the burden imposed on the carrier and on interstate commerce by continued operations. The railroad has the burden of proof to demonstrate that abandonment or discontinuance is justified. Generally, the STB will not approve an abandonment or discontinuance unless the railroad can demonstrate that the revenues received from its operations over a line fail to cover its costs (as defined by the STB) and yield it a reasonable return.

         If the STB were to approve Norfolk Southern's abandonment or discontinuance of all or part of Norfolk Southern's operations over the NCRR line, then shippers on NCRR's line could argue that NCRR would have the residual common carrier obligation to provide railroad service. NCRR could satisfy this obligation either by conducting the operations itself or by retaining a carrier (such as a short line railroad) to conduct the operations on NCRR's behalf. NCRR would be required to continue such operations (which could require NCRR to acquire the necessary equipment and facilities) until such time as NCRR itself obtained abandonment or discontinuance authority from the STB, pursuant to the criteria described above.

         If the STB were to deny Norfolk Southern's application for abandonment or discontinuance, Norfolk Southern could appeal that decision to a United Stated Court of Appeals. In addition, Norfolk Southern would be free to file a new abandonment or discontinuance application at a future time, contending that changes in the traffic flow, revenues or costs justify abandonment or discontinuance. As many of these factors are within the power of Norfolk Southern to control, the NCRR Board believed the risk of abandonment or discontinuance was real. Consequently, the NCRR Board concluded that STB litigation could be an open ended expense lasting for years even if NCRR initially received a favorable determination from the STB. Norfolk Southern has not filed for abandonment or discontinuance of service over the NCRR line, but from time to time has threatened to do so.

Operation Without Any Lessee

         NCRR investigated whether it should operate all or part of its line without any lessee. Since NCRR's primary potential source of business as an independent operator would be overhead traffic controlled by Norfolk

Southern, the NCRR Board deemed overhead traffic to be the primary variable in its determination of whether independent operation of its line was an attractive alternative to leasing the line. The NCRR Board's investigation of this alternative was hampered by the fact that information about overhead traffic was either incomplete, unreliable or not available because Norfolk Southern declined to provide detailed overhead traffic data requested by NCRR. NCRR did, however, carefully evaluate this alternative with the assistance of railroad management consultants.

         A great number of variables would affect revenues, expenses and profits if NCRR were to operate its own line without a lessee. Consequently, no estimate of operating results could be a guarantee of actual operating results. Nevertheless, the NCRR Board asked its management consultants to provide it with estimates of operating results should NCRR decide to operate its line without a lessee. However the NCRR Board took the speculative nature of such estimates into account in deciding what weight to give to these estimates.

         The NCRR Board asked its management consultants to provide two estimates of operating results, one of which assumes that Norfolk Southern would not divert any of the overhead traffic it currently runs over NCRR's line and the second of which assumes that Norfolk Southern would divert all the overhead traffic it currently runs over NCRR's line.

         Estimate Including Overhead Traffic. The railroad management consultants retained by NCRR concluded that based on 1993 STB railroad traffic information available to them, the gross revenues of Norfolk Southern from operation of NCRR's line including revenues from overhead traffic was approximately $66 million and that this produced pre-tax net income of approximately $17.7 million for Norfolk Southern. In addition, NCRR believes Norfolk Southern receives an annual subsidy from Amtrak of approximately $600,000. Accordingly, the consultants advised the NCRR Board that one possible result of NCRR operating its line without Norfolk Southern or any lessee would be a pre-tax net income from rail operations of approximately $18.3 million. Legal counsel, Kilpatrick Stockton LLP, has advised NCRR that operating its own line without a lessee would result in NCRR losing its REIT status. Consequently, on an after-tax basis (assuming a 38% tax rate) NCRR could earn from the operation of the line without a lessee income of approximately $11.35 million.

         Estimate Without Overhead Traffic. NCRR's management consultants advised the NCRR Board that the traffic originating or terminating on NCRR's line or captive feeder lines (nonoverhead traffic) could produce revenues of approximately $18.4 million and net income of approximately $3.8 million ($2.35 million after taxes), which would be substantially lower than the $8 million annual rental set forth in the Lease Extension Agreement.

         Variables and Risks. In addition to overhead traffic, the NCRR Board determined there were other variables and risks associated with NCRR operating its line without a lessee, including the following: (i) estimates of before and after-tax net income were based on the operating margins of Norfolk Southern;
(ii) there could be no assurance that the operating margins of an inexperienced and much smaller railroad, such as NCRR, would be as high as Norfolk Southern's operating margins; (iii) labor, maintenance and other expenses could be higher or lower than estimated by NCRR's consultants; (iv) operating its own line would require NCRR to raise capital to fund operations, purchase equipment and to maintain and improve its line which would add capital cost and could dilute the interests of its current shareholders; and (v) the lack of experienced management of NCRR to operate this new business.

         A lease provides NCRR with certain protections against expenses by requiring the lessee to maintain the line and indemnify NCRR against environmental liabilities. Operating independently of a lessee would subject NCRR to substantially greater risk in these areas. Finally, revenue assumptions for both overhead and nonoverhead traffic assume that market conditions will be such that Norfolk Southern and NCRR will be successful in maintaining their levels of overhead and nonoverhead traffic. NCRR would be subject to the risk that other transportation competitors, such as the trucking industry, would be better able to compete with NCRR for nonoverhead traffic than with an experienced operator such as Norfolk Southern.

         Overhead Traffic. During negotiations with respect to the Lease Extension Agreement, Norfolk Southern advised NCRR that it had the ability to divert overhead traffic from NCRR's line. NCRR's management consultants, however, advised the NCRR Board that Norfolk Southern would probably have to make substantial capital expenditures, probably in the hundreds of millions of dollars. The precise amount of such expenditures would depend on many factors, including the routing selected by Norfolk Southern, to create the additional capacity on its other rail lines to achieve total diversion of overhead traffic due in part to high traffic volumes over the lines Norfolk Southern would use for such diversion. The management consultants, however, advised NCRR that such capital expenditures estimates were based on very incomplete information and that it was impossible to determine the amount and timing of actual required capital expenditures.

         The NCRR Board weighed the potential to generate an estimated $11.35 million of after-tax profits against the risk that after-tax profits would be substantially lower ($2.35 million) due to diversion of overhead traffic by Norfolk Southern. The NCRR Board determined that the risk of substantial diversion of overhead traffic was a real and substantial risk, but that the likelihood of diversion or the volume and timing of diversions would not be determinable to a reasonable degree of certainty, due to the lack of information available to NCRR.

         If Norfolk Southern decided not to divert all overhead traffic, the amount of NCRR's revenues for overhead traffic would depend upon the division of rates that would be negotiated between NCRR and Norfolk Southern or prescribed by the STB if either party requested such prescription. As the primary source of overhead traffic, and, therefore having the ability to determine the level of profitability of NCRR, Norfolk Southern would have substantial leverage in negotiating the division of revenues between NCRR and Norfolk Southern. Consequently, charging Norfolk Southern for trackage rights or other access fees would not necessarily result in a better economic deal for NCRR than a lease of the entire line. If Norfolk Southern's systemwide traffic volumes decreased, Norfolk Southern might have the capacity to divert traffic without substantial costs. NCRR could find itself acting as Norfolk Southern's overflow resource to be used in high traffic years and being ignored in low traffic years. In addition, if Norfolk Southern invested substantial amounts in capital improvements to alternate routes, Norfolk Southern's additional capacity could result in permanent diversion of overhead traffic and leave NCRR with continued maintenance obligations.

         In light of the foregoing variables and risks, the NCRR Board determined that it would be in the best interest of the shareholders to approve the Merger Agreement unless it was clear that the new business would result in greater of post-tax distribution income to the Minority Shareholders than would the Merger Consideration. The NCRR Board determined that, as NCRR has been in the business of leasing its rail line for more than 100 years, it was not reasonable to subject its shareholders to the risks of being in a new business, unless it was clear that the new business would result in greater after-tax income which would provide a better return for shareholders than the Merger Consideration. The NCRR Board also considered the fact that even if NCRR generated the high estimate of post-tax income from independent operation, the distribution to the Minority Shareholders would nevertheless yield an imputed value substantially less than the Merger Consideration.

         For the foregoing reasons the NCRR Board has determined that the Merger Consideration is likely to provide a better return for shareholders than the return the shareholders would realize if they retained their holdings and NCRR operated all or part of its line without a lessee.

Litigation Against Norfolk Southern

         Federal Court. On September 20, 1996, NCRR filed an action against Norfolk Southern and certain of its subsidiaries and affiliates in the Superior Court of Wake County, North Carolina, which action was removed to the United States District Court for the Eastern District of North Carolina. The action seeks a declaratory judgment of NCRR's property ownership and other rights and obligations of the parties arising out of the expiration of NCRR's leases with Norfolk Southern, and asserts other claims including breach of contract and environmental claims. Norfolk Southern has filed counterclaims including unjust enrichment relating to the amount of certain rental payments, and misrepresentation relating to the issue of whether a quorum was present at the 1995 Annual Meeting. On October 3, 1997, the NCRR Board authorized the filing of a motion to stay this litigation pending completion of the State acquisition of the Minority Shareholders' interest in NCRR. On October 17, 1997, NCRR and all defendants filed a motion to stay all proceedings in this lawsuit until 120 days following the consummation or failure of the State's proposal to acquire 100% of the shares of NCRR. On October 22, 1997, the Court entered an order staying this litigation until February 1, 1998. On January 30, 1998, NCRR and Norfolk Southern filed a joint motion to extend the stay until May 29, 1998. By order dated February 5, 1998, the Court extended the stay of proceedings in this lawsuit until May 29, 1998.



         U.S. Surface Transportation Board: Petition to Fix Reasonable Compensation. On September 23, 1996, NCRR petitioned the STB to set the compensation to be paid by Norfolk Southern to NCRR for Norfolk Southern's use of NCRR's assets and to set interim rent payments. On October 23 and November 4, 1996, respectively, petitions for leave to intervene, accompanied by replies, were filed by two NCRR shareholders: JP and Walker F. Rucker, representing himself and others (the "Rucker Group"). On December 5, 1996, the State filed a petition for leave to intervene and a request to hold the proceeding in abeyance pending the negotiation of a settlement. The court granted the intervention requests of JP, the Rucker Group and the State. On May 29, 1997, the STB issued a decision (the "STB Decision") instituting a proceeding to determine permanent compensation but, upon the motion of the State, as intervenor, the STB then held that proceeding in abeyance pending a negotiated buyout of the Minority Shareholders and subsequent reopening of lease negotiations with Norfolk Southern. The STB Decision further prescribed interim compensation at the level of out-of-pocket expenses incurred by NCRR due to Norfolk Southern's continued operation of the line. In the STB Decision, the STB indicated that its determination of permanent compensation would not necessarily be governed by the methodologies developed in prior decisions setting compensation for trackage rights. It noted that lease compensation differs in several respects from trackage rights compensation and that some elements of its most common trackage rights compensation methodology (Reproduction Cost New Less Depreciation) appear to be inapplicable to NCRR's situation. The STB thus stated that, in a permanent compensation proceeding, the parties would be required to support their respective valuation methodologies and the compensation that they yield. The STB further stated that if the parties seek to have other terms and conditions prescribed, they should explain how those terms and conditions relate to and affect the compensation proposed. On June 27, 1997 and July 28, 1997 motions were filed by Walker F. Rucker intervenors to reopen the STB Decision. The STB has not yet ruled on the motions.

         The selection of methodology for the determination of compensation is in the discretion of the STB. Prior to the issuance of the STB's May 29, 1997 decision, the special STB counsel advised the NCRR Board that, in their judgment, it was most likely that the RCNLD methodology would be used to prescribe compensation should NCRR petition the STB. However, special STB legal counsel indicated other methodologies were employed by the STB in earlier cases, and in a recent case the STB has emphasized that its selection of methodology is made on a case-by-case basis. Consequently, STB counsel could not assure the NCRR Board that RCNLD would be the methodology ultimately applied by the STB. This uncertainty has been enhanced by the STB's May 29, 1997 decision.

         RCNLD fixes compensation by determining the cost of replacing the property required for the lessee's operations in its present condition, and then applying an interest component designed to yield the lessor a reasonable return for the use of its assets. The formula itself is simple, but special STB counsel advised that there is substantial uncertainty as to the application of that methodology to the facts of each case. Special STB counsel advised the NCRR Board that there have been no prior cases in which the STB has applied the RCNLD formula to leases similar to the Leases or in circumstances in which the lessee has been obligated to pay for all maintenance to the line, as is required under the Leases.

         Special STB counsel also advised that Norfolk Southern would be likely to argue that among the factors the STB should take into account in determining whether and how to apply the RCNLD formula is Norfolk Southern's profitability from operating over NCRR's line or that Norfolk Southern could request the STB to apply an income-based valuation methodology. Accordingly, the NCRR Board concluded that one possible outcome is that the STB would apply RCNLD in a way that awarded NCRR a reasonable share of Norfolk

Southern's profits from operating NCRR's line, which NCRR's railroad management consultants estimated to be approximately $18.3 million on a pre-tax basis as of the time of the estimate.

         Set forth below is a table prepared for NCRR by its management consultants, which reflects the range of possible RCNLD calculations using the variables of what property the STB would include in the valuation and whether the STB would reduce the rate of return normally employed by it (the nominal pre-tax cost of capital of the railroad industry, which in 1996 was 11.9%) to reflect that NCRR would be a REIT that is not subject to federal corporate taxes on that portion of its ordinary income or capital gain that is currently distributed to its shareholders:

                         NORTH CAROLINA RAILROAD COMPANY

                                                    STB Valuation Methodologies
                                        Reconstruction Cost New Less Depreciation Analysis
                                                      Potential              Gross Annual      Rental Less
                                                      RCNLD                  Rental(3)         Upkeep(4)
Potential Property Definitions(1)                     Valuation(2)           @ 11.9%           @ 11.9%
------------------------------                        ----------             -------           -------
                                                                                     (in millions)
1)       Land Only - 50 ft. Right of Way ("ROW")      $40                    $4.8
2)       Land with Grading and Bridges - 50 ft. ROW   180                    21.4
3)       Land with Grading  without Bridges - 50 ft.  161                    19.2
         ROW
4)       Land only - 200 ft. ROW                      115                    13.7
5)       Land with grading and bridges - 200 ft. ROW  260                    30.9
6)       Land with grading only -- 200 ft. ROW        241                    28.7
7)       Land  with  grading,   bridges,  track  and  400                    47.6              $22.9
         signals - 200 ft. ROW
8)       Land  with  grading,   bridges,  track  and  412                    49.0              24.3
         signals - 200 ft.  ROW plus yards and shops
         excluding Spencer (Linwood) Yard
9)       Land  with  grading,   bridges,  track  and  450                    53.6              28.9
         signals - 200 ft.  ROW plus yards and shops
         including Spencer (Linwood) Yard

(1) Examines various definitions of property varying from narrow to broad.

(2) Based on the Mercer STB Analysis.

(3) STB rail industry composite pre-tax cost of capital for 1996.

(4) Assumes maintenance of $10.2 million and capital expenditures of $14.5 million. Based on the Mercer STB Analysis.



         The foregoing RCNLD table indicates the possibility that annual rentals less upkeep ordered by the STB could range from a low of $4.8 million to a high of $28.9 million if the STB uses the RCNLD formula.


         Since the RCNLD formula values all segments of the line by replacement cost, without regard to the income produced by the property, special STB counsel advised the NCRR Board that Norfolk Southern might seek to discontinue its operations over substantial portions of the line that produce little income in an effort to substantially reduce the total value of the asset it is using or seek to remove assets from the formula after diverting traffic. Norfolk Southern could use its discontinuance or reduced use of NCRR's line as a basis for adjusting downward the compensation payable to the NCRR under the RCNLD formula.

         Under the RCNLD formula, NCRR would be entitled to compensation only for assets owned by NCRR and used by Norfolk Southern. One of the matters that would be in dispute should litigation occur is the determination of what property is owned by NCRR. For example, NCRR has asserted claims to assets, such as Spencer (Linwood) Yard. Norfolk Southern, however, asserts that Spencer (Linwood) Yard is owned by Norfolk Southern. The ownership of property and matters relating to interpretation of the Leases are a matter of state law, which the STB would not adjudicate. Consequently, these matters would be decided in a separate court action. If the STB were to delay a final decision as to compensation until completion of such court action, including all appeals, the time required to obtain an STB decision could be substantially delayed.

         The timing of an STB decision was of concern to the NCRR Board as annual litigation expenses in the STB and the courts would exceed the annual lease payments Norfolk Southern was paying NCRR under the Leases. Special STB legal counsel advised that NCRR could petition the STB to establish interim compensation at a higher rate after the Leases expired, but special STB counsel could not estimate the likelihood that the STB would grant such interim relief. The May 29, 1997 STB decision prescribed interim compensation at the level of out-of-pocket expenses incurred by NCRR due to Norfolk Southern's continued operation of the line. Norfolk Southern has been paying these expenses to the extent that such expenses are not used by NCRR in its litigation against Norfolk Southern in the Federal Court Case. Accordingly, the NCRR Board determined that litigation expenses for several years might have to be financed by borrowing.

         The NCRR Board's concern that the STB might not apply the RCNLD formula was heightened by a recent compensation case decided by the STB in which the STB applied a formula based on the net liquidation value of the line. NCRR's railroad consultants advised NCRR that valuation factors producing higher RCNLD values tend to decrease NLV values and the consultants produced the following possible compensation alternatives if the NLV method were applied to NCRR:


                        NET LIQUIDATION VALUE METHODOLOGY

                                                                                Gross
                                                              Potential         Annual
                                                              NLV               Rental
                                                              Valuation         11.9%(1)
Potential Property Definitions                                (in millions)
------------------------------
Property including Spencer (Linwood) Yard                     $43.9             $5.2
Property excluding Spencer (Linwood) Yard                     $42.2             $5.0

        (1) STB rail industry composite pre-tax cost of capital for 1996.

           PERPETUITY VALUE OF NLV BASED RENTAL AT 5.25% DISCOUNT RATE

                                                              Potential         Perpetuity
                                                              NLV               of
                                                              Valuation         Rental
Potential Property Definitions                                (in millions)
------------------------------
Property including Spencer (Linwood) Yard                     $43.9             $90.6
Property excluding Spencer (Linwood) Yard                     $42.2             $86.6(1)

       (1) Includes a one-time charge for NCRR general and administrative expenses of $11.5 million.

         The NCRR Board was also concerned with the advice of STB counsel that the STB would set compensation, but the STB might not set other terms that were important to minimize risks, such as requiring Norfolk Southern to maintain the line or to indemnify NCRR against environmental liabilities. Accordingly, the NCRR Board concluded that an STB award for compensation would have to be substantially higher than $8 million to offset expected and unexpected expenses and liabilities associated with operating without a lessee in order to achieve the same economic results as the Lease Extension Agreement.

Other Purchasers and Lessees for All or Part of Line

         The Special Committee, with the assistance of its financial advisor, CSFB, sought to solicit bids from other railroad or short line operators for the purchase or lease of all or part of NCRR's line. No bids were received, nor did any entity seek to enter into serious discussions with NCRR, concerning the lease or purchase of all or part of its line. The NCRR Board believes that Norfolk Southern's control of the overhead traffic which constitutes a majority of the traffic over NCRR's line, was a significant factor in other potential purchasers or lessees not bidding. If Norfolk Southern were to divert overhead traffic, the operator would risk having substantially decreased revenues from operating NCRR's line. In addition, the State's power, both voting as a shareholder and under State law, to block the sale or lease of NCRR's line may have discouraged other bidders after the State announced its intention to purchase the remaining outstanding shares of NCRR not already owned by the State.

         For the foregoing reasons, the NCRR Board determined that the Merger Consideration is likely to provide a better return for shareholders than would be the case if the shareholders retain ownership of their shares of NCRR and NCRR continues the STB case and/or the Federal Court case.


APPRAISALS AND VALUATIONS

         The NCRR Board has reviewed numerous appraisals and valuations during the past several years. The NCRR Board does not believe any single valuation is, by itself, dispositive of the value of NCRR or of what would constitute a fair annual return on the assets of NCRR.

Recent Valuations


         The valuation on which the NCRR Board focused most closely is the RCNLD evaluation in the Mercer STB Analysis in connection with NCRR's considering whether to bring an action in the STB to request the STB to establish reasonable compensation for Norfolk Southern's continued use of NCRR's line. The RCNLD formula values all segments of the line by replacement cost, without regard to the income produced by the property. The value of NCRR's properties (less upkeep) for RCNLD purposes ranged from a low of $40 million to a high of $450 million (or approximately $19.03 to $128.93 per share) depending on which assets are included in the valuation. Different combinations of assets were valued by NCRR's consultants because NCRR's special STB legal counsel indicated it could not be certain which assets the STB would include in the valuation formula. See "SPECIAL FACTORS--ALTERNATIVES TO MERGER - Litigation Against Norfolk Southern."



         Also in connection with consideration of bringing an STB action, Mercer advised the NCRR Board in the Mercer STB Analysis that if the STB used a NLV formula to determine compensation, the net liquidation value of NCRR's assets other than Spencer (Linwood) Yard would be in the range of $42.2 million to $43.9 million (or approximately $20.22 to $21.15 per share). See "SPECIAL FACTORS--ALTERNATIVES TO MERGER - Litigation Against Norfolk Southern."


         The NCRR Board also considered going concern valuations based upon estimates of income earned by Norfolk Southern from its use of NCRR's line. A valuation study conducted by Mercer, based upon 1990, 1991 and 1992 information in connection with negotiations over the Lease Extension Agreement, indicated a value of $150 million (or approximately $35 per share), taking all overhead traffic into account.

1986-1988 Atlantic and North Carolina Railroad Merger Valuations

         For the purpose of establishing an exchange ratio in connection with the merger of the Atlantic and North Carolina Railroad Company (the "ANCR") into NCRR in 1989, appraisals of the assets of the ANCR and NCRR were performed in 1986 and up-dated in 1988. The NCRR Board believed that such merger appraisals, which may have been useful in comparing the two railroad lines to establish the comparative value of one line to the other to negotiate an exchange ratio, were less useful to the NCRR Board in determining the fair lease price.

         Because of the age of these appraisals and the fact that these appraisals were based on certain assumptions which are now questionable or no longer accurate, the NCRR Board and the Special Committee did not give much weight to these appraisals in determining the value of NCRR or the fairness of the Merger Consideration or in its assessment of the various alternatives to the Merger.

         Certain assumptions which were key to these 1986-1988 valuations, while appropriate at the time, are now of questionable applicability in light of information obtained during the negotiations with Norfolk Southern regarding the Lease Extension Agreement and later discussions regarding the Merger. For example, in determining the value of NCRR as part of Norfolk Southern, it was assumed that Norfolk Southern would be willing to pay a premium of 40% above the market price of NCRR's stock in order to gain the benefits of total control of NCRR. This premium over market price added approximately $35 million to NCRR's valuation. Given the absence of lessors or buyers willing to compete with Norfolk Southern for control of NCRR's properties, Norfolk Southern was unwilling in lease negotiations to pay the assumed premium.

         Similarly, the valuation of NCRR as an independent enterprise assumed
(i) that no overhead traffic would be diverted by Norfolk Southern from an independent NCRR to other north-south lines and, further, that (ii) Norfolk Southern would agree to pay NCRR a trackage rights fee for the overhead traffic that at least equaled the estimated cost to Norfolk Southern of upgrading the adjacent Winston-Salem line and replacing Spencer (Linwood) Yard. This amount accounted for $175 million of the estimated value of NCRR as an independent enterprise. However, subsequent analysis conducted during the lease negotiations with Norfolk Southern, as discussed herein, revealed that estimates concerning the risk of Norfolk Southern's diversion of overhead traffic from NCRR are difficult to make, and that Norfolk Southern now has options other than the Winston-Salem line for routing such traffic around NCRR. Thus the assumption that Norfolk Southern would necessarily pay NCRR trackage rights fees in an amount at least equal to the estimated cost of upgrading specific alternative facilities is now questionable.

         With regard to NCRR, American Appraisal Associates ("AAA") appraised the fair market value of its transportation properties as of July 1, 1986, using two bases of value, and subsequently updated the appraisal to July 1, 1987, and July 1, 1988. With regard to the ANCR, AAA appraised the fair market value of its railroad transportation properties as of July 1, 1987, using two bases of value, and subsequently updated the appraisal to July 1, 1988. In the case of both companies, AAA first estimated the value of each to Norfolk Southern, and, second, AAA evaluated the value of each as an independent enterprise. The NCRR appraisal performed by AAA in 1986 and updated in 1988 included estimates of value based upon replacement cost. The ANCR appraisal performed by AAA in 1987 also included estimates of value based upon replacement cost. However, these values were not subsequently updated in 1988 because they were not among the values that AAA ultimately advised the representative boards to consider in arriving at the Exchange Ratio in the 1989 merger of the ANCR into NCRR.

         The determination of the value of each company to Norfolk Southern was based on an analysis of what Norfolk Southern would be willing to pay for each company as an operating entity within the Norfolk Southern system, and did not consider the amount others might be willing to pay should the companies have been offered for sale as going concerns. AAA determined the value to Norfolk Southern of ANCR and NCRR by the following valuation method: (i) AAA considered the railroad operating revenues derived from the lessee's operations of the lines leased from ANCR and NCRR and created pro forma income statements for both NCRR and ANCR for the five years prior to the respective appraisals, modifying the lessee's income statements by excluding interest expense and interest income, applying Norfolk Southern's systemwide five-year average tax rate, excluding income not derived from railroad operations, and excluding lease payments for the railroad lines; (ii) AAA compared the pro forma financial and operating characteristics of ANCR and NCRR with a group of publicly held railroad companies on a number of comparative criteria and the price earnings ratios of their common shares; (iii) AAA applied the median price earnings ratios to the pro forma earnings of ANCR and NCRR; and (iv) AAA applied a 25% premium for the sale of a 100% interest in ANCR and a 40% premium for the sale of a 100% interest in NCRR. In arriving at the valuations of each company as an independent enterprise, AAA did not consider the amounts third parties might be willing to pay upon the sale of the respective companies.

         The value of ANCR to Norfolk Southern was appraised to be approximately $9.5 million as of July 1, 1988; the value of ANCR as an independent enterprise was appraised to be approximately $12.8 million as of that date. Prior to the 1988 study, the same categories in 1987 were reported as follows: Approximately $10 million in value to Norfolk Southern; and approximately $13.6 million as an independent enterprise. The 1987 study also took into account replacement costs for the line, which were appraised at approximately $149 million.

         In 1988, AAA applied two of the same categories of measurement to NCRR. The appraised value of NCRR to Norfolk Southern was approximately $122 million ($30 per share); its appraised value as an independent enterprise was approximately $224 million ($56 per share). Prior to the 1988 study, AAA reported the same categories in 1987 as follows: $141 million in value to Norfolk Southern ($35.25 per share); and approximately $228 million ($57 per share) as an independent going concern. For 1986, the categories were reported as follows: approximately $125 million in value to Norfolk Southern ($31.25 per share); approximately $225 million as a going concern ($56.25 per share); and approximately $512 million for replacement cost ($128 per share).

         The appraisals discussed above were concerned with the values of NCRR and ANCR as railroad properties as of the dates of the appraisals; they were not concerned with the nonoperating assets of either. In 1982, ANCR's nonoperating assets were valued by a third party at approximately $1.7 million and the nonoperating assets of NCRR were valued by a third party at approximately $7.9 million. In 1987, the ANCR nonoperating assets were valued by a third party at approximately $2.9 million. NCRR's nonoperating assets have not been valued since 1982. The nonoperating assets at ANCR consisted primarily of approximately 33 acres of land divided into 18 parcels, some with improvements that mostly adjoin its right-of-way.

         The nonoperating properties of NCRR presently consist of approximately 208 acres of land divided into 24 parcels, some with improvements, mostly adjoining its right-of-way, including three in the downtown Charlotte, North Carolina business district that are subject to the 1968 Charlotte Lease with Norfolk Southern.

VALUE TO STATE OF NORTH CAROLINA; PLANS OR PROPOSALS OF THE STATE

         NCRR owns a railroad operation and right of way that is expected to be of increasing value to the State over time and as the cost of reproducing the right of way increases. The use of the railroad for economic development and transit purposes has potential value to the State in a number of ways, including taxation revenue, reduced highway spending, environmental priorities, right of way usage and employment.

         On March 3, 1992, the Council of State created the Study Group to study the advisability and feasibility of acquiring all of the capital stock of NCRR. Later in 1992, the Study Group concluded that it was both advisable and feasible for the State to acquire the capital stock owned by the Minority Shareholders. The Study Group concluded that NCRR might be used for various purposes, including the following: (1) the NCRR line between Charlotte and Raleigh has been designated by the U.S. Department of Transportation as part of a high speed rail corridor linking Charlotte to Washington, D.C.; (2) rail service along NCRR's route is seen as a major supporting element for the establishment of the Global

Transpark in eastern North Carolina; (3) by encouraging industry to locate close to NCRR through the use of concessional freight rates and favorable leases on NCRR property, the State can promote economic development, especially with respect to the Morehead City port; and (4) the NCRR right of way can be used for oil, gas, water or sewer lines as well as for communications lines and power transmissions. In addition, the Triangle Transit Authority is proposing to run passenger commuter service over NCRR lines in the Research Triangle Area. The State has not yet finalized its plans with respect to any of these alternative uses of NCRR.

         If the Merger is consummated, the State will be the sole voting shareholder of NCRR. As such, it will have authority to modify the corporate structure of NCRR or change the present NCRR Board or management. The State has not yet finalized its plans in this regard, but may well adopt amendments to the Charter of NCRR to provide for modifications of the size and terms of the NCRR Board and implement such changes to the NCRR Board as it deems appropriate and in accordance with the legislation authorizing funding of the Merger.

         Consistent with NCRR's election to qualify as a REIT, it has carried out a dividend policy in accordance with the requirements for maintaining REIT status. The DOT presently intends to continue NCRR's qualification as a REIT (see "THE CHARTER AMENDMENTS AND THE BYLAW AMENDMENTS - The Charter Amendments"). However, if NCRR fails to continue to qualify for REIT status, the State may determine to modify the dividend policy of NCRR by retaining earnings for future growth or other opportunities available to NCRR.

         The estimated value of NCRR to the State was considered by examining the purchase by other states of certain railway corridors, specifically the 1988 purchase by the State of Florida of 81 miles of railway corridor from CSX for passenger service for $3.25 million per mile and the 1992/93 purchase of 340 miles of corridor in the Los Angeles area by the State of California from Santa Fe for $1.42 million per mile. Applying these financial statistics to corresponding financial data for NCRR resulted in an equity reference range for NCRR of approximately $315 million (approximately $73.54 per share) (which represents the midpoint of the RCNLD methodology valuation to value the State of Florida's purchase of CSX track) to $450 million (approximately $105.05 per share) (based on the per mile price paid by the State of California for track in the Los Angeles region). However, the valuation of the benefits of full ownership of NCRR by the State is difficult to quantify, especially considering that passenger rail services, while often desired by a government, are usually cash flow negative. In addition, valuations may be based on, among other things, demographics and necessity for passenger service and the ability to create earnings from trackage rights and other sources. The State has indicated that, while it may utilize NCRR for public use in the long term, it does not have any near term plans to utilize such property for public use other than current freight railroad service.

         In addition to the value of the NCRR railway corridor, in December 1996, the DOT estimated the cost of acquiring land to duplicate the NCRR 317 miles of the NCRR's right of way from Morehead City to Charlotte (excluding the price of track, signals and grading) to be between $225 to $250 million (or approximately $52 to $58 per share).

CERTAIN CONFLICTS OF INTEREST AND LITIGATION

Norfolk Southern

         Norfolk Southern beneficially owns 113,855 shares of the NCRR Common Stock, which represents an ownership interest of 2.7% of NCRR, or approximately 10.6% of the shares held by Minority Shareholders. Further, NCRR owns approximately 9.6% of the outstanding common stock of the State University Railroad Company, the majority of which is owned by Norfolk Southern.

State of North Carolina

         The long history of NCRR and the State's ownership of its stock have resulted in state law treating NCRR somewhat differently than other corporations. For example, Section 124-5 of the General Statutes of the State requires that NCRR obtain the approval of the Governor and the Council of State for sales or leases of its assets.

         The current Charter and Bylaws of NCRR contain provisions designed to balance the interests of the State and the other shareholders. For instance, the Bylaws contain special quorum requirements discussed in detail above. See "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS." Also, NCRR's Charter provides that ten members of the NCRR Board be elected by the State and five members of the NCRR Board be elected by the Minority Shareholders. This provision provides the State and the Minority Shareholders with voting rights in NCRR Board elections which are disproportionate to their share ownership. If the State purchases additional shares or sells shares, there is no Charter provision for reducing or increasing the number of members of the NCRR Board that the State has a right to elect. This method of electing members of the NCRR Board differs from the method prescribed by statutes for other North Carolina corporations. Pursuant to North Carolina statute the Governor of the State is vested with the authority to elect directors on behalf of the State. In some cases, the state legislature has attempted to amend the NCRR Charter. These provisions will be eliminated by the Charter Amendments.

         With respect to the Merger, the State of North Carolina owns approximately 75% of the outstanding shares of NCRR Common Stock and all of the outstanding shares of B&M common stock. Accordingly, the State is an interested party to this Merger and has a conflict of interest with the Minority Shareholders.

         In certain litigation discussed below, plaintiffs have alleged that the State's interest in economic development is inimical to the interests of the other shareholders of NCRR because the State desires to promote industrial growth in areas of North Carolina through which NCRR's line passes. The Board believes this amounts to saying that the State's desire to increase the number of shippers near NCRR's lines is in conflict with the interests of the other shareholders of NCRR. The interests of all shareholders would be promoted by increasing the value of NCRR's line. Consequently, the Board of Directors sees no inimical conflict of interest between the economic development interests of the State and the interests of other shareholders.

         The Board of Directors believes that allegations of conflict of interest between the State and other shareholders oversimplify the conflict of interest issues. There are many conflicts of interest among the shareholders in most public companies. Long-term investors and short-term investors have different interests on some issues. Shareholders who are willing to incur high risks in the hopes of earning high returns have interests that sometimes conflict with those shareholders who do not desire to incur high risks.

         The Board determined that the Lease Extension Agreement should not contain terms that furthered economic development interests of the State to the detriment of the interests of other shareholders. Consequently, the Lease Extension Agreement did not impose economic development requirements on Norfolk Southern.


         The Board of Directors of NCRR unanimously approved the Lease Extension Agreement because the Board of Directors determined that the Lease Extension Agreement was in the best interest of all the shareholders of NCRR. The Board of Directors determined the best interests of NCRR's shareholders would be served by maximizing shareholder value by maximizing distributable after-tax income to the shareholders and minimizing the risks that (i) income would be disrupted and
(ii) the value of the assets of NCRR would be impaired.

         Following consummation of the Merger, the NCRR will be free to promote the economic interests of the State without concern regarding conflicts of interests. From the date of and after the consummation of the Merger, the Charter Amendments will limit the liability of members of the NCRR Board to the maximum extent permissible under North Carolina law and provide for the indemnification of members of the NCRR Board and officers of NCRR to the fullest extent permissible under North Carolina law.

Shareholder Derivative Legal Actions

         Four shareholder derivative actions were filed in the United States District Court for the Eastern District of North Carolina during December 1994 and January and February 1995 by shareholders of NCRR. The complaints named the Directors of NCRR as defendants and NCRR as "nominal defendant." The actions sought to enjoin the Lease Extension Agreement and to recover for NCRR unspecified damages and other relief from the directors. NCRR and the other defendants filed motions to dismiss the actions, and the court has not ruled on those motions.

         On September 24, 1996, a lawsuit filed as a purported class action by the same plaintiffs as in the December 1994 and February 1995 federal court actions was filed in the Superior Court of Wake County, North Carolina. The complaint alleged that the NCRR Board breached its fiduciary duty to shareholders in the formation of the Special Committee and asserts other claims. On June 19, 1997, the court granted NCRR's motion to dismiss the action. On July 7, 1997, the plaintiffs appealed that ruling to the North Carolina Court of Appeals. The North Carolina Court of Appeals has not issued any ruling or decision on this appeal.

         On December 21, 1995, a shareholder derivative action was filed in the United States District Court for the Eastern District of North Carolina, seeking to enjoin the proposed Lease Extension Agreement and to otherwise invalidate action taken at the 1995 Annual Meeting on the basis of a lack of a quorum of shareholders other than the State, and alleged other claims including alleged proxy rule violations. On July 29, 1996, the federal court enjoined NCRR from implementing the terms of the proposed Lease Extension Agreement. The plaintiff has filed a petition seeking an award in excess of $1 million in legal fees, which NCRR has vigorously opposed. On December 22, 1997, the Court issued an order and judgment granting the fee petition in part and denying it in part. The Court ordered NCRR to pay the plaintiff's counsel $276,365.00 in fees and $35,837.98 for reimbursement of expenses, and denied the plaintiff's requests for an incentive payment and plaintiff's counsel's request for a fee multiplier. On January 2, 1998, the plaintiff's counsel filed a Motion to Alter or Amend Judgment and Motion for Prejudgment Interest, seeking an unquantified enhancement of the fee award, an incentive award for the plaintiff, and prejudgment interest on fees and expenses. NCRR intends to respond to these motions and oppose the additional relief requested.

         In these shareholder derivative actions, the Directors and officers who are named as defendants are defending claims brought against them and are represented by separate counsel. NCRR's officers and Directors are indemnified in the NCRR Bylaws against certain claims and liabilities alleged in the actions, including the defense costs and expenses. NCRR notified its Directors and officers liability insurance carriers of claims as a result of the actions. Except with respect to the state court action filed on September 24, 1996, claims have been accepted by the relevant insurance carrier on behalf of the Directors and officers. With regard to that state court action, the insurance carrier has asserted that coverage is not available under the policy in effect at that time. NCRR is evaluating the insurance carrier's assertion. The Directors and officers liability insurance policy has an aggregate limit of $5,000,000 and a $75,000 retention per occurrence. See "SPECIAL FACTORS--THE MERGER - Indemnification of Directors."

         The Bylaws of NCRR provide that its Directors shall have the right to be indemnified by NCRR, to the fullest extent permitted by law, against liabilities and expenses arising out of their status as directors. To the extent the Directors' conduct meets the standard of conduct for indemnification set forth by the NCBCA, as described below, they will be so indemnified by NCRR in connection with the shareholder derivative actions described herein. See "SPECIAL FACTORS--THE MERGER - Indemnification of Directors."

Greensboro Segment Trackage Rights

         On July 8, 1996, NCRR filed a petition before the STB to revoke (the "Petition to Revoke") a Notice of Exemption filed by NSR of a grant of certain trackage rights by NSR to Norfolk & Western Railway Company

("N&W"), an affiliate of Norfolk Southern, over a 2.4 mile segment of NCRR railroad line in Greensboro, North Carolina, STB Finance Docket No. 32961. The trackage rights affect the segment of NCRR's railroad line which connects NSR's main north-south route through North Carolina on NCRR's railroad line with a Norfolk Southern owned route to Winston-Salem, North Carolina, which segment NCRR believes might be utilized by Norfolk Southern to divert traffic away from NCRR's lines to Norfolk Southern owned railroad lines. NCRR challenged the Notice of Exemption and the amendment by NSR on the basis that NSR failed to recognize NCRR's ownership of the 2.4 mile segment affected by the purported trackage rights and NSR's inability to grant trackage rights in the absence of the Lease Extension Agreement. In a decision served August 22, 1997, the STB denied NCRR's motion to reopen the matter. On October 3, 1997, the NCRR Board determined not to appeal the August 22, 1997 STB decision.

Charlotte Convention Center Litigation

         During 1991, NCRR initiated lawsuits in the Mecklenburg County, North Carolina Superior Court regarding its railroad corridor through downtown Charlotte. NCRR alleged that both the City of Charlotte and Norfolk Southern Railway breached contract obligations and obligations based on real property rights to NCRR. During the first quarter of 1997, NCRR and the City of Charlotte reached an agreement for a sale by NCRR of certain inactive railroad property less than one mile in length to the City of Charlotte, subject to certain conditions of closing, whereby the City of Charlotte would pay NCRR $4,000,000 in exchange for the property and dismissal of the lawsuits. On December 19, 1997, NCRR received net proceeds of approximately $3,990,000 upon the closing of the sale and dismissal of the lawsuits. The proceeds of sale will not result in a distribution to shareholders of NCRR Common Stock prior to or following the Effective Date if the Merger is consummated.


                 THE CHARTER AMENDMENTS AND THE BYLAW AMENDMENTS

         The following summary of the material provisions of the Charter Amendments and the Bylaw Amendments is qualified in its entirety by reference to the form of the Charter Amendments and the Bylaw Amendments which is set forth in full in Annex B to this Proxy Statement and is incorporated herein by reference.






The Charter Amendments

         The DOT presently intends to continue NCRR's qualification as a Real Estate Investment Trust ("REIT") after the Merger. While many issues affect this decision, the primary issue relates to the federal income tax consequences to NCRR if REIT status is discontinued.

         One of the requirements for continued REIT qualification is that NCRR maintain at least 100 shareholders. In order to continue the REIT qualification of NCRR after the Merger, the DOT intends to satisfy this ongoing shareholder requirement by issuing a limited amount of non-voting Preferred Stock of B&M which would be converted to newly issued shares of NCRR Preferred Stock in the Merger. While this would result in a continuation of shareholders other than the State in NCRR, those minority shareholders would own a limited number of shares of non-voting Preferred Stock.

         While there can be no assurance that the DOT will cause the issuance of such shares prior to the Merger, it is anticipated that the shares will be issued to approximately 99 accredited investors in a transaction which is exempt from the registration requirements of the federal securities laws.

         The primary purpose of the proposed Charter Amendments is to provide for NCRR Preferred Stock to be issued to holders of B&M Preferred Stock to enable the State to preserve REIT status after the Merger.

         The Charter Amendments would authorize a series of NCRR Preferred Stock which would be issued only if the Merger is consummated. The NCRR Preferred Stock cannot be issued under any circumstances involving continued ownership of NCRR Common Stock by existing Minority Shareholders.

         The Charter Amendments also contain certain provisions which are intended to cause corporate governance after the consummation of the Merger to reflect the private ownership structure of NCRR. The Charter Amendments will not be effective unless and until the Merger is consummated and therefore the Charter Amendments will have no effect on NCRR while the Minority Shareholders are shareholders of NCRR.

         The Charter Amendments would (i) limit the liability of members of the NCRR Board to the maximum extent permissible under North Carolina law, (ii) provide for the indemnification of members of the NCRR Board and officers of NCRR to the fullest extent permissible under North Carolina law, (iii) allow the Bylaws of NCRR to be amended by the NCRR Board, including provisions adopted, amended or repealed by the shareholders of NCRR, and (iv) provide that the NCRR Board be elected by shareholders of NCRR and that the number of directors that constitutes the entire NCRR Board be fixed in NCRR's Bylaws.

         In addition, because the State may desire to use NCRR for various purposes generally promoting transit within the State and the economic development of the State, the Charter Amendments provide that the directors and officers of NCRR, in determining the best interests of NCRR, may consider the effects of their actions upon the economic development of the State, the transportation of goods and public transportation within the State and the communities located therein, and upon employees, suppliers and customers of NCRR.

         Finally, NCRR's current Charter provides that five members of the fifteen member NCRR Board are to be elected by the Minority Shareholders and the remaining members are to be elected by the State. See "CERTAIN INFORMATION ABOUT NCRR -- Shareholders; Changes in Control." After the consummation of the Merger, this method of electing directors to the NCRR Board will no longer serve its purpose of ensuring substantial representation of the Minority Shareholders in the governance of NCRR because the Minority Shareholders will no longer be shareholders of NCRR. Thus, the Charter Amendments contain a provision which eliminates the election of the Minority Directors by the Minority Shareholders and simply provides that the directors will be elected by the shareholders of NCRR at the annual meeting of shareholders.

The Bylaw Amendments

         The Bylaw Amendments are intended to cause the corporate governance after the consummation of the Merger to reflect the private status of NCRR and to make the Bylaws consistent with the NCRR Charter as amended by the Charter Amendments. The Bylaw Amendments will not be effective unless and until the Merger is consummated and therefore the Bylaw Amendments will have no effect on NCRR while the Minority Shareholders are shareholders of NCRR.

         The Bylaw Amendments would amend the Bylaws by (i) deleting the provision requiring that the holders of a majority of the outstanding shares entitled to vote and a majority of the outstanding shares held by the Minority Shareholders be present at a meeting to constitute a quorum (see "SPECIAL FACTORS--SHAREHOLDER VOTE AND QUORUM REQUIREMENTS"), (ii) removing the requirement that directors be shareholders of NCRR and residents of North Carolina and hold 500 shares of NCRR stock, (iii) deleting the current requirement that there be 15 directors, 5 of which are to be elected by shareholders of NCRR other than the State and fixing the number of directors that constitute the Board of Directors from between 9 and 15, and (iv) providing that directors be elected by NCRR's shareholders.

         The Bylaw Amendments would also amend the provision in the current NCRR Bylaws which provides that Bylaws adopted by shareholders may not be altered or repealed by the NCRR Board. The

Bylaw Amendments would make the amendment provision in the Bylaws consistent with the NCRR Charter, as amended by the Charter Amendments.


                  DISSENTING SHAREHOLDERS' RIGHTS OF APPRAISAL

         Holders of shares of NCRR Common Stock are entitled to dissenters' rights under Article 13 of the NCBCA ("Article 13"), provided that they comply with the conditions established by Article 13. Article 13 is reprinted in its entirety as Annex D to this Proxy Statement. The following discussion is not a complete statement of the law relating to dissenters' rights and is qualified in its entirety by reference to Annex D. This discussion and Annex D should be reviewed carefully by any holder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of dissenters' rights.

         Pursuant to Article 13, any NCRR shareholder who (i) gives written notice of his or her intent to demand payment for his or her shares if the Merger is consummated and becomes effective, which notice is actually received by NCRR before the vote is taken at the Special Meeting and (ii) does not vote his or her shares at the Special Meeting in favor of the proposal to approve the Merger Agreement, shall be entitled, if the Merger Agreement is approved and the Merger is consummated, to receive payment of the fair value of such shareholder's shares of NCRR Common Stock upon compliance with the applicable procedural requirements. Such payment shall be made by the "Surviving Corporation" which, for purposes of this summary of the rights of dissenting NCRR shareholders, shall mean NCRR, with respect to action taken before or after the Effective Date.

         Any written notice of a NCRR shareholder's intent to demand payment for such shareholder's shares of NCRR Common Stock if the Merger is consummated must be received by NCRR at: 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina 27604, Attention: Secretary, prior to the shareholder vote at the Special Meeting. A shareholder who votes for the Merger will have no dissenters' rights. The submission by a shareholder of a proxy card without voting instructions with respect to the proposal to approve the Merger Agreement or a proxy voted in favor of the Merger Agreement (if not revoked) will count as a vote in favor of the Merger Agreement and will serve to waive dissenters' rights. However, failure to return a proxy card or vote against approval of the Merger Agreement will not serve to waive dissenters' rights assuming the compliance with the other procedural requirements of Article 13. A shareholder who does not satisfy each of the aforementioned requirements is not entitled to payment for such shareholder's shares of NCRR Common Stock under the dissenters' rights provisions of the NCBCA and will be bound by the terms of the Merger Agreement.

         No later than ten (10) days after the Special Meeting (if the holders of the requisite number of shares of NCRR Common Stock approve the Merger Agreement), the Surviving Corporation must mail, by registered or certified mail, return receipt requested, a written dissenters' notice (a "Dissenters' Notice") to all shareholders who have given the required notice and not voted in favor of the Merger Agreement as described above. The Dissenters' Notice will
(i) supply a form for demanding payment; (ii) state where the payment demand must be sent and where and when certificates for shares must be deposited; (iii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iv) set a date by which the Surviving Corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the Dissenters' Notice is mailed; and (v) be accompanied by a copy of Article 13. An NCRR shareholder who is sent a Dissenters' Notice and who wishes to assert dissenters' rights must demand payment and deposit his or her certificates in accordance with the terms of the Dissenters' Notice. An NCRR shareholder who demands payment and deposits such certificates in accordance with the terms of the Dissenters' Notice retains all other rights of an NCRR shareholder until these rights are canceled or modified by the consummation and effectiveness of the Merger. An NCRR shareholder who does not demand payment or deposit such shareholders' share certificates where required, each by the date set in the Dissenters' Notice will not be entitled to payment for such Shareholders' shares of NCRR Common Stock under the NCBCA. If any such holder of NCRR Common Stock shall have failed to perfect or shall have effectively withdrawn or lost such right, each share of such holder's NCRR Common Stock shall thereupon be deemed to have been converted into and have become, as of the Effective Date, the right to receive, without any interest thereon, the Merger Consideration.

         As soon as the Merger is consummated, or upon receipt of a payment demand, the Surviving Corporation must offer to pay each dissenter who complied with the requirements of Article 13 the amount the Surviving Corporation estimates to be the fair value of such shareholder's shares of NCRR Common Stock, plus interest accrued to the date of payment (the "Offer of Payment"), and must pay this amount to each dissenting shareholder who agrees in writing to accept such payment in full satisfaction of his or her demand. The Offer of Payment must be accompanied by (i) the Surviving Corporation's most recent available balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of the Offer of Payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any; (ii) a statement of the Surviving Corporation's estimate of the fair value of the shares of NCRR Common Stock;
(iii) an explanation of how the interest was calculated; (iv) a statement of the dissenters' right to demand payment under the provisions of the NCBCA described in the next succeeding paragraph; and (v) a copy of Article 13. If the Merger is not effected within sixty (60) days after the date set for demanding payment and depositing share certificates, the Surviving Corporation will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If after returning deposited certificates and releasing transfer restrictions, the Merger is effected, the Surviving Corporation will deliver a new Dissenters' Notice and repeat the payment demand procedure.

         A dissenting shareholder may notify the Surviving Corporation in writing of his or her own estimate of the fair value of such shares and the amount of interest due, and demand payment of his or her estimate, or reject the Surviving Corporation's Offer of Payment and demand payment of the fair value of his or her shares and interest due (in either case, a "Demand for Payment") if:

         (i) the dissenting shareholder believes that the amount offered by the Surviving Corporation is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

         (ii) the Surviving Corporation fails to make payment to a dissenting shareholder who accepts the Surviving Corporation's Offer of Payment within thirty (30) days after the dissenting shareholder's acceptance; or

         (iii) the Surviving Corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restriction imposed on uncertificated shares within sixty
         (60) days after the date set for demanding payment.

         A dissenting shareholder waives his or her right to make a Demand for Payment under subparagraphs (i), (ii) and (iii) above unless he notifies the Surviving Corporation of his demand in writing under subparagraph (i) above within thirty (30) days after the Surviving Corporation's Offer of Payment for his shares or under subparagraph (ii) or (iii) above within thirty (30) days after the Surviving Corporation has failed to perform in a timely manner. A dissenting shareholder who fails to notify the Surviving Corporation of his Demand for Payment under subparagraph (i), (ii) or (iii) above within the applicable thirty (30) day period will be deemed to have withdrawn his Demand for Payment.

         If a Demand for Payment remains unsettled, the dissenting shareholder may commence a proceeding within sixty (60) days after the date of his or her Demand for Payment and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the Surviving Corporation shall pay to the dissenting shareholder the amount previously offered by the Surviving Corporation in its Offer of Payment. If the dissenting shareholder does not commence the proceeding within the sixty
(60) day period, the dissenting shareholder has an additional thirty (30) days to either (i) accept in writing the amount offered by the Surviving Corporation in its Offer of Payment, upon which the Surviving Corporation shall pay such amount to the dissenting shareholder in full satisfaction of his or her demand, or (ii) withdraw his Demand for Payment and resume the status of a nondissenting shareholder. A dissenting shareholder who takes no action within such thirty
(30) day period is deemed to have withdrawn his dissent and Demand for Payment.

         A shareholder of record may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she complies with the conditions established by Article 13 with respect to all shares beneficially owned by any one person and notifies NCRR in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of such a partial dissenting shareholder are determined as if the shares as to which such shareholder dissents and such shareholder's other shares were registered in the names of different shareholders.

         A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if: (i) such shareholder submits to NCRR the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights and (ii) such shareholder does so with respect to all shares of which he or she is the beneficial owner.
         A Minority Shareholder's affirmative vote for the Merger Agreement could and/or would later be used as evidence against him or her under an estoppel or similar legal theory if such Minority Shareholder were to challenge the fairness or the fiduciary aspects of the Merger in any future litigation against NCRR. This evidence may or may not legally preclude such a challenge to the Merger, depending upon the information available to the Minority Shareholders at the time of his or her vote.

                         CERTAIN INFORMATION ABOUT NCRR

         Properties. The principal asset of NCRR is approximately 317 miles of railroad property, averaging less than 200 feet in width, between Morehead City, North Carolina, and Charlotte, North Carolina. Some of the property is owned in fee and the majority of the road extends over rights of way and perpetual easements purchased or granted in the 19th century. The line extends from Morehead City in an arc across North Carolina westward through New Bern, Kinston, Goldsboro, Selma, Raleigh, Research Triangle Park (unincorporated), Durham, Burlington, Greensboro, High Point, Lexington, Salisbury, Kannapolis, and Charlotte. The route between Greensboro and Charlotte is a primary line of Norfolk Southern's north-south freight route between Washington, D.C. and Atlanta, Georgia. NCRR's line intersects CSXT railroad lines at Selma, Goldsboro, Raleigh, Cary, Durham, and Charlotte, North Carolina.

         NCRR's tracks on the Greensboro to Charlotte segment have been upgraded since the original construction so that today the track is laid with 132-lb. continuous welded rail with alternating double and single tracks. Speeds of up to 79 miles per hour may be maintained over substantial portions of the line, and centralized traffic control exists for the entire stretch. On the Greensboro to Goldsboro segment, the line is constructed with both welded and jointed rail of varying weights. No signal system is in use on this segment. Speeds of up to 50 miles per hour (higher for passenger trains) may be maintained over substantial portions of this segment. The road segment from Goldsboro to Morehead City is unsignalled, single-trackage with continuous welded and jointed rail of 85- to 132-lb. Several short segments of the line are operated jointly with railroads other than NCRR's lessees. NCRR's line between New Bern and Morehead City currently provides Norfolk Southern's only access to the port at Morehead City. At the current time, Amtrak operates passenger trains on NCRR's railroad line between Selma and Charlotte, North Carolina.

         NCRR also owns approximately 208 acres of land divided into 24 parcels that mostly adjoin its rail corridor. Among these parcels are the three in Mecklenburg County which are located in the downtown Charlotte business district and subject to the 1968 Lease. Some of the properties have improvements, the ownership of which depends on the terms of the arrangements with the sublessees of the properties. NCRR is evaluating whether properties which are not necessary for current railroad operations have income-generating potential in excess of projected expenses. According to information provided by Norfolk Southern, these properties currently are producing approximately $330,000 annual gross lease revenue. Norfolk Southern has advised NCRR that Norfolk Southern believes it is entitled to continue management responsibility for and to collect the lease income from such properties notwithstanding the absence of a lease or other written agreement with NCRR.

         Market Price of and Dividends on NCRR Common Stock. The following information relates to the historical price of NCRR Common Stock and the current ownership of NCRR Common Stock by directors, officers and major shareholders, and to NCRR Common Stock dividends.

         Shares of NCRR Common Stock are currently traded on the over-the-counter market: Quarterly high and low bids are as follows for fiscal years 1995, 1996 and 1997.

            1997                                  1996                                 1995
------------------------------      ---------------------------------     --------------------------------
    Low                High              Low                 High             Low                  High
    ---                ----              ---              -------             ---                  ----
   38        1st     38 1/4            22 1/4     1st       27 1/2          24 1/4      1st         26
 38 1/4      2nd       59              23 1/4     2nd       24 5/8          25 1/2      2nd       30 1/2
   59        3rd       62                23       3rd          40             26        3rd         35
 61 1/2      4th     62 1/2            37 1/4     4th        38 1/4           25        4th         30

         The preceding over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent market transactions.

         The closing bid and asked prices of NCRR Common Stock on April 4, 1997, the date immediately prior to the public announcement that the NCRR Board and the board of directors of B&M had agreed in principle to the proposed Merger, were 38 1/4 bid and 39 1/4 ask. The closing bid and asked prices for NCRR Common Stock on January 9, 1998, the latest practicable date for which such prices were available, were 62.75 bid and 64 ask.

         During 1996, a dividend was declared in the amount of $3.06 per share, or $13,107,418, relating to NCRR's REIT election for tax year 1995. During 1995, no dividends were declared. On September 8, 1997, a dividend of $.91 per share was declared payable on October 15, 1997 to shareholders of record as of September 22, 1997. The amount and timing of future dividends will depend upon the approval of the Merger Agreement by Minority Shareholders, which restricts the payment of dividends, any ruling(s) by the STB to set interim or other compensation for the use of NCRR's properties, NCRR's REIT status, the Norfolk Southern litigation, the shareholder litigation and the future profitability of NCRR. NCRR expects to continue to have substantial uncertainty with respect to each of these matters.

         Shareholders; Changes in Control. There were approximately 690 holders of record of NCRR Common Stock as of January 9, 1998. The State owns approximately 74.94% of the outstanding shares. No other holder is believed by NCRR to own 5% or more of the outstanding shares of NCRR Common Stock. NCRR has no commitments by option, contract or pre-emptive right to issue shares to any current shareholder. For further information regarding the ownership of the NCRR Common Stock by certain holders of more than 5% of the NCRR Common Stock and certain directors and officers of NCRR, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

         Pursuant to provisions of NCRR's Charter and Article III, Section 3 of the Bylaws of NCRR, the shares held by the State are entitled to vote to elect ten (10) of NCRR's fifteen (15) directors. The remaining shareholders are entitled to vote for and elect the remaining five (5) directors. The Bylaws provide that the directors elected by the shares held by the State shall be named in proxy given by the Governor to his designee who shall attend the annual meeting of shareholders. The next gubernatorial election in North Carolina will occur in November 2000.

Selected Financial Data

         The following selected financial data for the five years ended December 31, 1996 are derived from the audited financial statements of NCRR. The financial data for the nine month periods ended September 30, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which NCRR considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data should be read in conjunction with the financial statements, related notes, and other financial information incorporated by reference herein.


                                                                                                      At September 30, or
NCRR Selected                                                                                       During the Nine Months
Financial Data                  At December 31 or for the Year Ended December 31                Ended September 30 (unaudited)
--------------      --------------------------------------------------------------------------  ------------------------------
                       1996             1995            1994           1993           1992           1997          1996
                    -----------     -------------    -----------    -----------    -----------  ------------    -----------
Gross revenue.....  $5,620,469       $15,132,553       $851,074       $777,770       $773,400     $2,311,421     $5,492,692
Lease revenue of
  roadway and land   4,846,216       8,134,656(a)       674,277        642,817        631,048      1,993,435      4,825,887
Net income
 (loss)...........   8,603,973         8,864,922        107,145    (54,027)(b)         43,847        665,612     10,004,856

Net income
(loss)  per share.        2.01              2.07            .03         (0.02)            .01            .16           2.33
Deferred income
taxes.............         -0-         1,209,851      1,214,451      1,241,451      1,117,549            -0-            -0-
Total assets......  13,144,991        24,480,264     10,084,797      9,639,966      9,803,679     13,821,642     28,055,125
Book value
per common
share.............        2.96              4.01           1.94           1.95           1.99           2.21           3.29
Cash dividend
 declared per
 common share.....     3.06(c)               -0-            .03            .03            .03         .91(d)        3.06(c)

(a) Includes payment of $7.8 million from Norfolk Southern in December 1995 in connection with the Lease Extension Agreement.
(b) Net income for 1993 before cumulative effect of accounting change was $86,875.
(c) Dividend declared in connection with REIT election for 1995 tax year.
(d) Dividend declared in connection with REIT election for 1996 tax year.

Experts

         The financial statements of NCRR in NCRR's Annual Report for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information regarding the directors and the executive officers of NCRR:

                                                                Period of    Term
Name                           Age       Offices Held           Service      Expires
----                           ---       ------------           -------      -------
*John McKnitt Alexander, Jr.   48        Director               7/93 to      1997
                                                                Present
                                         Secretary              12/95 to
                                                                11/96
                                         Assistant Secretary/   1985 to
                                         Treasurer              1990

P.C. Barwick, Jr.              60        Director               9/90 to      1999
                                                                Present
                                         Vice President         4/97 to
                                                                Present
                                         Assistant Secretary/   11/96 to
                                           Treasurer            4/97
                                         Secretary              9/89 to
                                                                12/95

Sidney R. French               70        Director               9/89 to      1997
                                                                Present

John W. Graham (1)             74        Director               3/97 to      1997
                                                                Present

*Robert W. Griffin (2)         46        Director               12/95 to     1998
                                                                Present

*M. Rex Harris                 63        Director               7/93 to      1997
                                                                Present

*R. Samuel Hunt, III (2)       56        President              11/96 to     1999
                                                                Present

*William H. Kincheloe (2)      60        Director               7/87 to      1998
                                                                Present

*Lynn T. McConnell (2)         42        Director and           7/93 to      1999
                                         Treasurer              Present

*Jack A. Moody (2)             70        Director               7/93 to      1999
                                                                Present

*John S. Russell               43        Director               7/93 to      1998
                                                                Present



                                       49

                                                                Period of    Term
Name                           Age       Offices Held           Service      Expires
----                           ---       ------------           -------      -------
Scott M. Saylor                38        Executive VP/
                                         General Counsel        8/89 to
                                                                Present

Porter B. Thompson (2)         63        Director               11/96 to     1998
                                                                Present

*J. Bradley Wilson (2)         45        Director and           11/96 to     1997
                                         Secretary              Present

*David T. Woodard              49        Director               7/93 to      1997
                                                                Present

*Elected by the State of North Carolina.

(1) On March 5, 1997 Alexander H. Graham, Jr. resigned as a director. Pursuant to the Bylaws of NCRR, on March 19, 1997, John W. Graham was elected by the Minority Directors to serve until the next annual meeting of shareholders or until his successor is duly elected and qualified. John W. Graham is the brother of Alexander H. Graham, Jr.

     (2) Elected at the 1996 Annual Meeting.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Of the 10,000,000 shares authorized to be issued, 4,283,470 shares are currently outstanding. The following table sets forth as of January 9, 1998, the parties known to NCRR to be beneficial owners of more than five percent of NCRR's voting securities:

                Name & Address of           Amount & Nature of      Percent
Title of Class  Beneficial Owner            Beneficial Ownership*   of Class
--------------  ----------------            ---------------------   --------
Common Shares   State of North              3,210,208 shares        74.94%
                Carolina c/o
                Governor James
                B. Hunt, The State
                Capital, Raleigh, NC 27611
---------------------------

* Includes 1,635 shares the State of North Carolina holds in escheat subject to the claims of unknown owners. The State of North Carolina has been advised that it does not customarily vote shares held in escheat. Also includes an additional 2,400 shares that, pursuant to agreements with some of the directors elected by the State of North Carolina, the State is entitled to dividends and retains a right of repurchase.

         The following table sets forth as of January 9, 1998 the shares of NCRR Common Stock beneficially owned by all directors and nominees and all directors and officers as a group:

                        Name & Address of         Amount & Nature of                 Percent
   Title of Class       Beneficial Owner          Beneficial Ownership               of Class
   --------------       ----------------          --------------------               --------
   Common Shares        John McKnitt              287 shares owned directly,            *
                        Alexander, Jr.            592 shares owned by minor
                        Director                  daughters, 50 shares owned by
                        P.O. Box 26837            spouse
                        Raleigh, NC 27603

                        P.C. Barwick, Jr.         600 shares owned                      *
                        Vice President and        directly
                        Director
                        P.O. Box 3557
                        Kinston, NC 28502

                        Sidney R. French          500 shares owned                      *
                        Director                  directly (1)
                        105 Wetherington Farm
                        Road
                        Cove City, NC 28523

                        John W. Graham            5,500 shares                          *
                        Director                  owned directly
                        403 E. Six Forks Road
                        Raleigh, NC 27609

                        Robert W. Griffin         526 shares owned                      *
                        Director                  directly (2)
                        P.O. Box 3062
                        Kinston, NC  28502

                        M. Rex Harris             500 shares                            *
                        Director                  owned directly
                        4511 Bragg Boulevard
                        Fayetteville, NC  28303

                        R. Samuel Hunt, III       500 shares owned                      *
                        Director and President    directly (3)
                        P.O. Box  2440
                        Burlington, NC  27216

                        William H. Kincheloe      500 shares                            *
                        Director                  owned directly
                        P.O. Box 671
                        Rocky Mount, NC 27802

                        Lynn T. McConnell         100 shares owned                      *
                        Director and Treasurer    directly; 500 shares
                        138 Cherokee Road         owned directly (3)
                        Charlotte, NC 28207

                                       51

                        Name & Address of         Amount & Nature of                 Percent
   Title of Class       Beneficial Owner          Beneficial Ownership               of Class
   --------------       ----------------          --------------------               --------
                        Jack A. Moody             3,300 shares                          *
                        Director                  owned directly
                        P.O. Box 249
                        Siler City, NC 27344

                        John S. Russell           100 shares owned directly;            *
                        Director                  500 shares owned
                        One Hannover Square       directly (3)
                        Suite 1700
                        Raleigh, NC 27611

                        Scott M. Saylor           40 shares owned                       *
                        Exec. V.P./Gen. Counsel   by minor children
                        3200 Atlantic Avenue
                        Suite 110
                        Raleigh, NC  27604

                        Porter B. Thompson        4,000 shares owned with               *
                        Director                  spouse as joint tenants with
                        230 North Elm Street      right of survivorship
                        Suite 1650
                        Greensboro, NC  27401

                        J. Bradley Wilson         500 shares owned directly (3)         *
                        Director and Secretary
                        P.O. Box 2291
                        Durham, NC  27702

                        David T. Woodard          100 shares owned                      *
                        Director                  directly; 400 shares
                        P.O. Box 17647            owned directly (3)
                        Raleigh, NC  27619-7647

                        All directors and         19,095                                *
                        officers as a group

         *     Less than 1% of the class.

         (1) Mr. French's shares are held subject to a transfer agreement with A.J. Ballard Tire & Oil Pension and Profit Sharing Plan.

         (2) Mr. Griffin's shares are held subject to a transfer agreement with Thomas B. Griffin.

         (3) Shares acquired without cash consideration from the State of North Carolina pursuant to an agreement which entitles the State to receive all dividends and stock.

         All officers and directors as a group (15 persons) beneficially own 19,095 NCRR Common Shares, or approximately .45% of the total shares issued and outstanding. No officer or director has indicated to NCRR that such officer or director intends to vote against the adoption of the Merger Agreement.

                              AVAILABLE INFORMATION

         NCRR is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other documents with the Securities and Exchange Commission. Such reports, proxy statements and other documents relating to the business, financial statements, directors, officers and principal holders of NCRR's securities and other matters may be inspected and copies at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail upon payment of prescribed fees and from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, each of which was previously filed by NCRR (Commission File No. 0-15768) with the Commission pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:

         (1)  Annual Report on Form 10-K for the year ended December 31, 1996;
         (2)  Quarterly Report on Form 10-Q for the quarter ended March 31,
              1997;
         (3)  Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;
         (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;
         (5)  Form 8-K dated April 7, 1997;
         (6)  Form 8-K dated June 3, 1997;
         (7)  Form 8-K dated August 27, 1997; and
         (8)  Form 8-K dated October 3, 1997.

         All documents filed by NCRR pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the Special Meeting of Shareholders to which this Proxy Statement relates shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying Proxy Statement Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

         NCRR will provide without charge to each person to whom a Proxy Statement is delivered upon written or oral request to such person, within one business day of receipt of such request, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Proxy Statement incorporates). Requests for such copies should be directed to NCRR's Secretary, 3200 Atlantic Avenue, Suite 110, Raleigh, North Carolina 27604.

Cautionary Statement Identifying Important Factors That Could Cause NCRR's Actual Results to Differ From Those Projected in Forward Looking Statements

         Readers of this proxy statement, and any document incorporated by reference herein, are advised that this proxy statement and documents incorporated by reference into this proxy statement contain both statements of historical facts and forward looking statements. Forward looking statements, which include statements about litigation and payments from Norfolk Southern are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of the plans and objectives of NCRR or the NCRR Board, including estimates or predictions of actions by other parties or regulatory authorities, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about NCRR or its business.

         This proxy statement and any document incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by the forward looking statements. These risks and uncertainties include litigation against Norfolk Southern, the court's disposition of the shareholder legal actions, Norfolk Southern's ability or willingness to divert traffic from NCRR's line, and NCRR's ability to reach any future agreement with Norfolk Southern for rental or other terms for the continued operation of NCRR's railroad lines, and other matters which are described herein and/or in documents incorporated by reference herein.

         The cautionary statements made above and elsewhere by NCRR should not be construed as exhaustive. Forward looking statements are beyond the ability of NCRR to control and in many cases NCRR cannot predict what factors would cause actual results to differ materially from those indicated by the forward looking statements.


                                   ACCOUNTANTS

         Representative(s) of Ernst & Young LLP, NCRR's independent public auditors, will attend the Special Meeting with the opportunity to make a statement if such representative(s) desires to do so and to respond to appropriate questions.

                                 OTHER BUSINESS

         Management does not intend to bring any business before the Special Meeting other than the matters referred to in the accompanying notice and at this date has not been informed of any matters that may be presented to the Special Meeting by others.

********************************************************************************
                                    APPENDIX

                                     PROXY
       THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE
                        NORTH CAROLINA RAILROAD COMPANY



   The undersigned shareholder of the North Carolina Railroad Company hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement and hereby constitutes and appoints Porter B. Thompson; John W. Graham; and Sidney R. French and each of them, attorneys and proxies with full power of substitution, to act and vote the shares of the undersigned at the Special Meeting of Shareholders of the said corporation to be held March 31, 1998, at 10:00 a.m. and at any adjournment or adjournments thereof. The undersigned hereby directs this proxy to be voted as follows:



1. Approving the Agreement and Plan of Merger and the related Charter Amendments and Bylaw Amendments, described in the Proxy Statement.
  [ ] FOR                   [ ] AGAINST                   [ ] ABSTAIN


2. In their discretion to vote upon any other business as may properly come before the meeting or any adjournment or adjournments thereof (except, as to any executed proxy that specifies a vote against the Merger, the shares represented thereby will not be voted in favor of an adjournment of the meeting to allow additional time to solicit additional proxies).

  [ ] FOR                   [ ] AGAINST                   [ ] ABSTAIN
[ ] PLEASE CHECK BOX IF YOU INTEND TO ATTEND THE SPECIAL MEETING IN PERSON.
  PLEASE COMPLETE, SIGN AND RETURN PROXY WHETHER OR NOT YOU INTEND TO ATTEND THE MEETING.
ANY PROXY HERETOFORE GIVEN BY THE UNDERSIGNED IS HEREBY REVOKED.

    THIS PROXY WILL BE VOTED AS DIRECTED ABOVE. IN THE ABSENCE OF ANY DIRECTION TO THE CONTRARY, THE PROXYHOLDERS WILL VOTE THIS PROXY FOR THE APPROVAL OF THE MATTER LISTED ABOVE AND IN THEIR DISCRETION WITH RESPECT TO ANY OTHER MATTERS WHICH PROPERLY COME BEFORE THE MEETING.
                                          ______________________________________
                                          Number of Shares
                                          Date _________________________________
                                          ______________________________________
                                          Signature of Shareholder
                                          IMPORTANT: PLEASE SIGN YOUR NAME
                                          EXACTLY AS IT APPEARS ON YOUR
                                          CERTIFICATE. PLEASE ADD YOUR FULL
                                          TITLE TO YOUR SIGNATURE. EXECUTORS,
                                          ADMINISTRATORS, TRUSTEES, AND OTHER
                                          FIDUCIARIES SHOULD SO INDICATE WHEN
                                          SIGNING AND FURNISH PROOF OF SUCH
                                          FIDUCIARY CAPACITY. ALL PERSONS
                                          SIGNING ON BEHALF OF CORPORATIONS
                                          AND/OR PARTNERSHIPS SHOULD SO INDICATE
                                          WHEN SIGNING.
                                          NOTE: IF YOU RECEIVE MORE THAN ONE
                                          PROXY, PLEASE DATE AND SIGN EACH ONE
                                          AND RETURN ALL PROXIES IN THE SAME
                                          ENVELOPE.
PLEASE RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.

                                                                    ANNEX A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER dated as of October 3, 1997 and amended and restated as of January 16, 1998 (the "Agreement"), among NORTH CAROLINA RAILROAD COMPANY, a North Carolina corporation (the "Company"), THE NORTH CAROLINA DEPARTMENT OF TRANSPORTATION (the "DOT") and BEAUFORT AND MOREHEAD RAILROAD COMPANY, a North Carolina corporation and a wholly owned subsidiary of the DOT (the "B&M"). The Company and B&M are hereinafter sometimes collectively referred to as the "Constituent Corporations."

                                    RECITALS

         WHEREAS, the Board of Directors of the Company (the "Board of Directors") and the Special Committee (the "Special Committee") of the Board of Directors have each considered the proposed merger of B&M with and into the Company upon the terms set forth in this Agreement; the Special Committee has adopted resolutions recommending to the Board of Directors the approval of this Agreement and the transactions contemplated hereby; and the Board of Directors has adopted resolutions approving this Agreement and the transactions contemplated hereby;

         WHEREAS, the Board of Directors of B&M and the DOT, as the sole shareholder of B&M, have determined that the merger of B&M with and into the Company upon the terms set forth in this Agreement would be fair to and in the best interests of the shareholders of B&M, and such Board of Directors and sole shareholder have adopted resolutions approving this Agreement and the transactions contemplated hereby;

         WHEREAS, the Company, B&M, and the DOT desire to make certain representations, warranties, covenants and agreements in connection with the proposed merger of B&M with and into the Company and desire to prescribe various conditions to such merger;

         WHEREAS, the Special Committee has recommended that the Board of Directors in turn recommend that the shareholders of the Company adopt and authorize this Agreement and the transactions contemplated hereby, and the Board of Directors has resolved so to recommend such shareholder adoption and authorization; and

         WHEREAS, the B&M may authorize and issue shares of its preferred stock and the DOT and the B&M have requested that the Company authorize shares of preferred stock and that the Merger Agreement be amended to provide for the conversion of the B&M's preferred stock into shares of the Company's preferred stock.

         NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements, and conditions contained herein, the parties hereto, for themselves, their successors, and assigns, agree as follows:

                                    ARTICLE I

                                   THE MERGER

         Section 1.1 The Merger. (a) In accordance with the provisions of this Agreement and the North Carolina Business Corporation Act ("North Carolina Corporate Law"), at the Effective Time (as defined in Section 1.5), B&M shall be merged with and into the Company (the

"Merger"), and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under North Carolina Corporate Law. The name of the Surviving Corporation shall be "North Carolina Railroad Company." At the Effective Time, the separate existence of B&M shall cease.

         (b) The Merger shall have the effects set forth in Section 55-11-06 of North Carolina Corporate Law. Without limiting the generality of the foregoing, and subject thereto, the Surviving Corporation shall possess all the rights, properties, privileges, immunities, powers, and purposes of each of the Constituent Corporations and shall by operation of law assume and be liable for all the liabilities, obligations and penalties of each of the Constituent Corporations.

         Section 1.2 Charter and Bylaws. (a) At the Effective Time, the Charter of the Company, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation following the Merger, until thereafter further amended as provided therein and under North Carolina Corporate Law.

         (b) The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided by North Carolina Corporate Law, the Charter of the Surviving Corporation and such bylaws.

         Section 1.3 Directors and Officers. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Charter and bylaws of the Surviving Corporation, and the President, Executive Vice President, Secretary and Treasurer of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

         Section 1.4 Shareholders' Meeting. The Company will take all action necessary in accordance with and subject to applicable law and its Charter and bylaws to convene a meeting of its shareholders (the "Shareholders' Meeting") as soon as practicable after the date of this Agreement to consider and vote upon the adoption and authorization of this Agreement. Subject to the fiduciary duties of the Board of Directors to the shareholders of the Company, the Company, through its Board of Directors, shall recommend to its shareholders adoption and authorization of this Agreement and the transactions contemplated hereby and shall use all reasonable efforts to obtain adoption and authorization of this Agreement and the Merger by the shareholders of the Company.

         Section 1.5 Effective Time. The Merger shall become effective on the date and at the time of filing of articles of merger, in the form required by and executed in accordance with North Carolina Corporate Law, with the Secretary of State of the State of North Carolina in accordance with the provisions of
Section 55-11-05 of North Carolina Corporate Law (the "Articles of Merger") or at such other time as may be specified in the Articles of Merger. The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

         Section 1.6 Required Filings. At the Closing (as defined in Section 9.1), the DOT, B&M and the Company shall cause (i) the Articles of Merger to be executed and filed with the Secretary of State of the State of North Carolina and (ii) a certificate as specified in Section 47- 18.1 of the General Statutes of North Carolina to be recorded in the office of the register of deeds of each county in which B&M owns real estate, if any, in each case as provided in North Carolina Corporate Law, and shall take any and all other lawful actions and do any and all other lawful things to cause the Merger to become effective.

         Section 1.7 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

         Section 2.1 Shares. (a) All shares of the Company's common stock, par value $.50 per share (the "Shares"), issued and outstanding immediately prior to the Effective Time, other than Canceled Shares as defined in subsection (c) hereof and Dissenting Shares as defined in Section 2.2 hereof, shall be referred to herein as the "Converted Shares." By virtue of the Merger and without any action on the part of the holder thereof, each Converted Share shall be canceled and converted at the Effective Time into the right to receive Sixty-six Dollars ($66.00) in cash (the "Merger Consideration") payable to the holder thereof, without interest, upon surrender of the certificate evidencing such Converted Share in the manner provided in Section 2.4.

         (b) All Shares (including Dissenting Shares and Canceled Shares), by virtue of the Merger and without any action on the part of the holders thereof, shall at the Effective Time no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect to such Shares, except, in the case of Converted Shares, the right to receive the Merger Consideration for such Shares upon the surrender of such certificate in accordance with Section 2.4, and, in the case of Dissenting Shares, the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Sections 55-13- 01 et. seq. of North Carolina Corporate Law.

         (c) Notwithstanding anything contained in this Section to the contrary, each Share held in the treasury of the Company and each such Share owned by B&M or the State of North Carolina (including shares held by the State of North Carolina as a result of the escheat laws of such State) immediately prior to the Effective Time ("Canceled Shares") shall be canceled without any conversion thereof and no payment shall be made with respect thereto.

         Section 2.2 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall not have voted in favor of the Merger and who otherwise shall have properly exercised their rights for appraisal of such Shares in the manner provided in Sections 55- 13-01 et. seq. of North Carolina Corporate Law ("Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Sections 55-13-01 et. seq. of North Carolina Corporate Law; provided, however, that if any such shareholder shall withdraw his demand, for appraisal or shall fail to perfect his appraisal rights in accordance with the North Carolina Corporate Law, such Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon (and such Shares shall not, for purposes hereof, then be deemed to be Dissenting Shares). The Surviving Corporation shall pay to a holder of Dissenting Shares who subsequently fails to perfect or otherwise withdraws such holder's claim for appraisal rights as provided above, against surrender of the certificate representing such Shares in accordance with Section 2.4, the Merger Consideration payable with respect to such Shares.

         Section 2.3 B&M Stock. By virtue of the Merger and without any action on the part of the holder thereof, at the Effective Time (i) each share of the common stock of B&M issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid, and non-assessable corresponding share of common stock of the Surviving Corporation and each share of the B&M's preferred stock, par value $.01 per share (the "Preferred Shares"), if any, issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid, and non-assessable corresponding share of preferred stock of the surviving corporation.

         Section 2.4 Exchange of Shares. (a) At or prior to the Closing Date (as defined in Section 9.1), the Company shall designate a bank or trust company reasonably acceptable to the DOT and B&M to serve as exchange agent (the "Exchange Agent") for the Converted Shares. As soon as reasonably practicable at or after the Effective Time, the DOT shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of certificates (the "Certificates") that represented Converted Shares immediately prior to the Effective Time, immediately available funds in United States dollars in an amount that equals the aggregate Merger Consideration. Such funds (the "Payment Fund") shall be invested by the Exchange Agent as directed by the DOT in obligations of or guarantees by the United States of America, in commercial paper obligations rated A-l or P-l or better by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or bankers acceptances of commercial banks with capital exceeding $500 million; provided, however, that in the event that the Payment Fund shall realize a loss on any such investment, the Surviving Corporation or DOT shall promptly thereafter deposit in such Payment

Fund cash in an amount sufficient to enable such Payment Fund to satisfy all remaining obligations originally contemplated to be paid out of such Payment Fund.

         (b) Promptly after the Effective Time (but in no event more than two days thereafter), the Surviving Corporation shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for payment therefor. The form of letter of transmittal shall be subject to approval by the Company prior to the Effective Time. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash that such holder has the right to receive under this Article, and such Certificate shall forthwith be canceled. If payment (or any portion thereof) is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes or indemnity bond fee required by reason of the payment to a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of the Exchange Agent that such tax or fee has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section, each Certificate shall represent, for all purposes, the right to receive the Merger Consideration in respect of the number of Converted Shares previously evidenced by such Certificate, without any interest thereon.

         (c) From and after the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the Converted Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article.

         (d) At any time following the date one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that have been made available to the Exchange Agent and that have not been disbursed to holders of Certificates and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Section 2.5 Reservation of Right to Revise Transaction; Further Actions. (a) Subject to approval by the Company, which shall not be unreasonably denied, the DOT may at any time change the method of effecting the acquisition of the Company by the DOT if and to the extent that it deems such a change to be reasonably desirable; provided, however, that no such change shall (A) alter or change the amount or the kind of the consideration to be received by the holders of Converted Shares as provided for in this Agreement; (B) unfavorably change the tax consequences to the holders of the Converted Shares compared to the Merger; (C) cause a delay in the consummation of the transactions contemplated by this Agreement; and, further provided that such modified structure results in the DOT or the State of North Carolina owning directly or indirectly all of the Common Stock of the Company (or in the case of a modification to the structure resulting in the Company merging into a successor, all of the Common Stock of such successor to the Company). Without limiting the foregoing, the parties expressly agree that at the request of the DOT, the parties will use their best efforts take steps necessary or desirable to allow for the Surviving Corporation to remain eligible as a Real Estate Investment Trust ("REIT") including the authorization of a series of non-voting preferred stock of the Company, the Surviving Corporation and/or the B&M and the issuance thereof to sufficient holders as to allow for the preservation of such REIT status. In the event complying with this provision requires any expenditures prior to the Closing, the Company shall not be obligated to take such action unless the DOT or B&M pay such expenses in advance. To the extent that actions taken by the Company at the request of the DOT in compliance with this provision are in conflict with or contravene any of the Company's representations and warranties or covenants hereunder, the parties hereto agree that any such action shall not constitute a breach of the Company's representations and warranties, its covenants or any of the Company's obligations hereunder.

         (b) To facilitate the Merger and the acquisition, the Company will execute such additional agreements and documents and take such other actions as the DOT and the Company reasonably determine necessary or appropriate.

                                   ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF THE DOT AND B&M

         The DOT and B&M represent and warrant to the Company as follows:

         Section 3.1 Organization. B&M is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. B&M is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of B&M.

         Section 3.2 Authority Relative to This Agreement. Subject to approval or ratification by North Carolina Council of State if required by N.C.G.S. ss. 124-5, each of the DOT and B&M has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Subject to approval or ratification by North Carolina Council of State, the execution and delivery of this Agreement by B&M and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of B&M and by the shareholder B&M, and no other corporate proceedings on the part of B&M are necessary to authorize this Agreement or the consummation by it of the transactions contemplated hereby except as set forth in Section 6.3 hereof. This Agreement has been duly and validly executed and delivered by each of the DOT and B&M and, assuming this Agreement constitutes a legal, valid and binding agreement of the Company, this

Agreement constitutes a legal, valid and binding agreement of each of the DOT and B&M, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

         Section 3.3 Broker's Fees. Except for the engagement of NationsBanc Capital Markets, Inc., the fees and expenses of which engagement will be paid by the DOT, neither the DOT nor B&M, has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions, finder's or financial advisory fees in connection with the transactions contemplated hereby.

         Section 3.4 Proxy Statement. None of the information to be supplied by or through the DOT or B&M for inclusion or incorporation by reference in (i) the final proxy statement on Schedule 14A, including any amendments or supplements thereto (the "Proxy Statement"), to be delivered to the Company's shareholders, or (ii) any other filings required to be made by the Company, the DOT or B&M under the Securities Exchange act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act") or any other state or federal securities laws (including without limitation a filing on Schedule 13E-3, if required) in connection with the Merger or the transactions contemplated by this Agreement ("Other Filings") will, at the respective times that the Proxy Statement or any Other Filings and any amendments or supplements thereto are filed with the Securities and Exchange Commission ("SEC"), at the time any amendment or supplement thereto is mailed to the Company's shareholders, and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to each of the DOT and B&M as follows:

         Section 4.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in North Carolina, which is the only jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means any change or effect that would be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Company or that would materially impair the ability of the Company to perform its obligations hereunder.

         Section 4.2 Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to the approval of the Merger and the adoption and authorization of this Agreement by the shareholders of the Company in accordance with North Carolina Corporate Law. The execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, have been duly and validly authorized and approved by the Board of Directors and except for the adoption and authorization of this Agreement by the shareholders of the Company in accordance with North Carolina Corporate Law, no other corporate proceedings on the part of the Company are necessary to authorize the transactions contemplated hereby except as set forth in Section 6.3 hereof. This Agreement has been duly and validly executed and delivered by the Company, and assuming this Agreement constitutes a legal, valid and binding agreement of each of the DOT and B&M, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights and remedies generally, general equitable principles (whether considered in a proceeding at law or in equity) and an implied covenant of good faith and fair dealing.

         Section 4.3 SEC Documents; Financial Statements. (a) The Company has filed all documents required by law to be filed by it with the SEC under the Securities Act or the Exchange Act since April 1, 1995 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or Exchange Act, as the case may be, and applicable rules and regulations promulgated by the SEC thereunder, and none of the SEC Documents, at the time they were filed (or at the effective date thereof in the case of registration statements) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (b) Except as set forth in the SEC Documents, or press releases of the Company since April 1, 1995, copies of which have been made available to the DOT, (the "Press Releases"), the balance sheets of the Company, and the related statements of operations and cash flows, including the footnotes thereto, included in the SEC Documents, fairly present the consolidated financial position of the Company as of the respective dates thereof and the consolidated results of operations and cash flows, as the case may be, of the Company and its subsidiaries for the periods set forth therein (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments), all in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein.

         (c) Except as disclosed in the SEC Documents (including, without limitation, the financial statements therein) filed, or the Press Releases, there are no liabilities or obligations, accrued, absolute, contingent or threatened, and whether due or to become due, which would be required to be reflected in a balance sheet or in the notes thereto prepared in accordance with GAAP ("Liabilities"), other than Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and other than Liabilities incurred in the ordinary course of business.

         Section 4.4 Absence of Certain Changes. Except as disclosed in the SEC Documents or the Press Releases, since April 1, 1995, the Company has conducted its business only in, and has not engaged in any material transaction other than in the ordinary and usual course of such business and there has not been (i) any material adverse change in the financial condition, business or results of operations of the Company taken as a whole; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of the Company; or (iii) any change by the Company in accounting principles, practices or methods.

         Section 4.5 Investment Bankers and Finders. Except for the engagement of Credit Suisse First Boston Corporation ("CSFB") and Morgan Stanley & Co. Incorporated pursuant to engagement letters, copies of which have previously been delivered to the DOT and its consultants, advisers, or legal counsel, the fees and expenses of which engagements will be paid by the Company, the Company has not employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions, finders' or financial advisory fees in connection with the transactions contemplated hereby. No amendment has been or shall be made to the Company's agreement with CSFB that would increase the amount of fees or other compensation required thereunder.

         Section 4.6 Proxy Statement. None of the information to be supplied by or through the Company for inclusion or incorporation by reference in the Proxy Statement or Other Filings will, at the respective times that the Proxy Statement to be delivered to the Company's shareholders or any Other Filings are filed with the SEC, at the time any amendment or supplement thereto is mailed to the Company's shareholders, and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

         Section 4.7       Tax Reports.

                  (a) All reports and returns with respect to Taxes (as defined below) that are or have been required to be filed by or with respect to the Company (collectively, the "Company's Tax Returns"), including without limitation the federal income tax returns of the Company (the "Company's Federal Income Tax Returns") have been duly filed, or requests for extensions have been timely filed and have not expired, and such Company's Tax Returns were true, complete and accurate in all material respects.

                  (b) All taxes (which shall include (i) federal and (ii) material state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, customs, import, export, excise, franchise, employment, withholding or similar taxes, duties or governmental charges, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties, collectively "Taxes") shown to be due on the Company's Tax Returns have been paid in full to the best of the Company's information. B&M and DOT acknowledge that certain property and other taxes have been represented to have been paid by Norfolk Southern Railway Company (or its affiliates) and not independently verified by the Company.

                  (c) The Company's Federal Income Tax Returns have been examined by the Internal Revenue Service ("I.R.S.") or the period of assessment of the Taxes in respect of which such Company's Federal Tax Returns were required to be filed has expired, and all Taxes due with respect to completed and settled examinations have been paid in full through the taxable year of the Company ended December 31, 1993, except that the I.R.S. has claimed an additional $56,000 tax liability with respect to the Company's 1994 Federal Income Tax Return (the "1994 Claim"). The Company has appealed such claim through the I.R.S. administrative appeals process, and such appeal is still pending. The 1994 Claim is subject to adjustment by the I.R.S. during the course of the administrative appeals. Other than the 1994 claim, no issues have been raised by the relevant taxing authority in connection with the examination of any of the Company's Federal Tax Returns that are reasonably likely to result in a determination that would have a Material Adverse Effect, and no waivers of statutes of limitations have been given by or requested with respect to any liability of the Company for Taxes.

         Section 4.8 Capitalization. The authorized capital stock of the Company consists of 10,000,000 Shares. As of the close of business on the date of this Agreement, there were 4,283,470 Shares issued and outstanding, there were no options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating the Company to issue, transfer or sell any shares of capital stock of the Company or any other securities convertible into or evidencing the right to subscribe for any such shares or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription, right or agreement. All issued and outstanding Shares are duly authorized and validly issued, fully paid, non-assessable.

         Section 4.9 Opinion of the Special Committee's Financial Advisor. The Special Committee has received the opinion of CSFB, financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Converted Shares (other than the DOT and its affiliates).

                                    ARTICLE V

                                    COVENANTS

         Section 5.1 Conduct of Business of the Company. Except (i) as disclosed in the SEC Documents or the Press Releases, or (ii) as specifically and expressly permitted by this Agreement (including the matters set forth in Section 5.2) or (iii) as expressly agreed to in writing by the DOT, during the period from the date of this Agreement to the Effective Time, the Company will not, without the prior written consent of the Secretary of the DOT:

                  (a) amend its Charter or bylaws (or equivalent organizational documents);

                  (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any shares of its capital stock or any options, warrants, calls, subscriptions or other securities or rights convertible or exchangeable into, exercisable for or evidencing the right to subscribe for any shares of its capital stock;

                  (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or purchase, redeem or otherwise acquire any shares of its own capital stock;

                  (d) (i) create, incur or assume any long-term debt or any short-term debt for borrowed money, in excess of $2,000,000 in the aggregate, other than under existing lines of credit; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

                  (e) sell, transfer, lease, license, pledge, mortgage, or otherwise dispose of, or encumber any assets or properties, real, personal or mixed, that are material, individually or in the aggregate, to the Company;

                  (f) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into any agreement in principle or an agreement with respect to, any merger, consolidation, plan of liquidation or dissolution (other than the Merger), or acquisitions of assets material to the Company;

                  (g) authorize or commit to make capital expenditures other than of the types and in the amounts set forth in the Company's current budget for capital expenditures, a copy of which has been delivered to the Secretary of the DOT, except (1) as previously approved by the Board of Directors and as identified to the Secretary of the DOT prior to the date hereof or otherwise consistent with past practice and (2) for additional capital expenditures in an amount not to exceed 1,000,000, in the aggregate;

                  (h) cancel or take steps intended to cause the cancellation of any material insurance policy naming it as a beneficiary or a loss payee, except in the ordinary and usual course of business;

                  (i) make any change to its accounting methods, principles or practices, except as may be required or permitted by GAAP;

                  (j) maintain the books and records of the Company in a manner not consistent with past business practices; or

                  (k)      agree to do any of the foregoing.

         Section 5.2 Access to Information. (a) From the date of this Agreement until the Effective Time, the Company will give the DOT and B&M and their authorized representatives (including counsel, environmental and other consultants, accountants, auditors and financing sources and their authorized representatives) (the "Representatives"), at their expense upon reasonable notice and in a manner so as not to interfere unduly with the Company's operations, reasonable access during normal business hours to all facilities, personnel and operations and to all books and records of the Company, will permit the DOT and B&M and such authorized representatives to make such inspections at the DOT's expense as they may reasonably require and will cause its officers to furnish the DOT and B&M with such financial and operating data and other information with respect to the business and properties of the Company as the DOT and B&M may from time to time reasonably request (including information regarding litigation matters if such information does not require the disclosure of privileged information or information subject to confidentiality agreements or protective orders); provided, that nothing in this
Section 5.3(a) shall require the Company to take action which would result in a waiver of any attorney-client privilege with respect to any book, record or other information subject to such privilege.

         (b) Each of the DOT and B&M will hold, and will cause the Representatives to hold, in strict confidence all documents and information concerning the Company furnished to the DOT or B&M in connection with the transactions contemplated by this Agreement, and the Company will hold, and will cause its consultants and advisors to hold, in strict confidence all documents and information concerning the DOT or B&M furnished to the Company in connection with the transactions contemplated by this Agreement; provided, however, that in each case any party may disclose any document or information (i) that is already public knowledge prior to such disclosure and (ii) to the extent such disclosure is required by corporate or securities law or legal process, but (to the extent consistent with such law or legal process) only after the disclosing party has given prior written notice of the disclosure to the other parties. The confidentiality obligations set forth herein shall remain in full force and effect regardless of whether the Merger is completed or this Agreement is terminated for any reason.

         (c) All information provided pursuant to this Agreement shall be subject to the existing Confidentiality Agreement between the Company, and the State of North Carolina dated as of October 1, 1996.

         Section 5.3 Proxy Statement; Filings and Other Action. (a) In connection with the Shareholders' Meeting, the Company will commence the preparation of and file a preliminary proxy statement relating to the transactions contemplated by this Agreement (the "Preliminary Proxy Statement") with the SEC and use its reasonable best efforts to respond to the comments of the SEC and to cause the final Proxy Statement to be mailed to the Company's shareholders, all as soon as reasonably practicable. The DOT and the Company, will, if required, jointly prepare and the DOT and the Company will, if required, file with the SEC the Schedule 13E-3 (or any amendment or supplement thereto) that shall be filed together with the Preliminary Proxy Statement. The Company will notify the DOT promptly of the receipt of the comments of the

SEC and of any request by the SEC for amendments or supplements to the Preliminary Proxy Statement or the Schedule 13E-3 (if required) or for additional information from the SEC or members of its staff. The DOT and the Company will cooperate in responding to all comments or requests from the SEC or members of its staff with respect to the Preliminary Proxy Statement, the final Proxy Statement, the Schedule 13E-3, or the Merger. If at any time prior to the Shareholders' Meeting, any event should occur relating to the Company that should be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the Company will promptly inform the DOT. If at any time prior to the Shareholders' Meeting any event should occur relating to the DOT or any of its affiliates or associates that should be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the DOT will promptly notify the Company. Whenever any event occurs that should be set forth in an amendment of' or a supplement to, the Proxy Statement or the Schedule 13E-3, the Company and the DOT will, upon learning of such event, promptly, jointly prepare and the Company will file and mail such amendment or supplement.

         (b) Subject to the terms and conditions herein provided, the Company, the DOT and B&M shall use all commercially reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. At the Shareholders' Meeting, the DOT, shall cause all Shares directly or indirectly owned or controlled by it, to be voted in favor of the transactions pursuant to this Agreement.

         (c) The Company shall not settle or compromise any claim with respect to Dissenting Shares prior to the Effective Time without the prior written consent of the DOT (which consent shall not be unreasonably withheld).

         (d) Nothing in this Agreement shall prohibit accurate disclosure by the Company that is required in any SEC document, proxy statement or other filing or otherwise under applicable law with respect to the transactions contemplated hereby.

         Section 5.4 Public Announcements. The DOT and B&M, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or court order, or which legal counsel advise would be required by prudent disclosure policy, in which case the parties will make reasonable efforts (to the extent consistent with such law or court order) to consult with each other prior to the making of such public statement.

         Section 5.5 Litigation. The Company shall keep the DOT reasonably informed of the status of all pending or subsequently commenced litigation and administrative proceedings involving the Company (the "Litigation"), shall communicate to the DOT the Company's intent to settle any such Litigation and will keep the DOT reasonably apprised of any other significant developments with regard to the Litigation.

         Section 5.6 Expenses. The DOT and B&M, on the one hand, and the Company, on the other hand, shall bear their respective expenses incurred in connection with the contemplated sale of the Company, including without limitation the preparation, execution and performance of this Agreement and the transactions contemplated hereby and all fees and expenses of investment bankers, finders, brokers, agents, representatives, consultants, counsel and accountants, provided that the DOT shall bear one-half of the expense of the filing fees and printing, mailing and solicitation costs of the Proxy Statement.


                                   ARTICLE VI

                  CONDITIONS TO THE OBLIGATIONS OF ALL PARTIES

         The respective obligations of all parties to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

         Section 6.1 Shareholder Approval. At the Shareholders' Meeting this Agreement shall have been (i) adopted by the affirmative vote of the holders of a majority of the issued and outstanding Shares and (ii) approved by the affirmative vote of the holders of a majority of the issued and outstanding Shares not owned or controlled by the State of North Carolina or the DOT.

         Section 6.2 No Orders. No United States, or state governmental authority or other agency or commission shall have enacted, issued, promulgated, enforced, or entered any statute, law, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger and other transactions contemplated hereunder.

         Section 6.3 STB Order. The issuance by the Surface Transportation Board ("STB") of an appropriate order authorizing the merger, if required by law.

                                   ARTICLE VII

                        CONDITIONS TO THE OBLIGATIONS OF
                                 THE DOT AND B&M

         The obligation of the DOT and B&M to effect the Merger and to perform their other obligations to be performed at or subsequent to the Closing shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any one or more of which may be waived by the DOT:

         Section 7.1 Representations and Warranties True. The representations and warranties of the Company contained herein shall be true and correct in all material respects on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made at and on such dates, except to the extent any such representation or warranty relates to a date prior to the Closing Date and except for changes permitted or contemplated by this Agreement.

         Section 7.2 Performance. The Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

         Section 7.3 Certificates. The Company shall have furnished a certificate of its Chief Executive Officer and Chief Financial Officer to evidence compliance with the conditions set forth in Sections 7.1 and 7.2.

         Section 7.4 Certain Proceedings. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against the DOT, B&M or the Company that prohibits or restricts the consummation of the Merger, limits or restricts the operation of the businesses of the Company as they are currently conducted in a manner that would reasonably be expected to result in a Material Adverse Effect, or would otherwise materially restrict the Surviving Corporation's exercise of its rights to own and vote its equity interest in the Company.

                                  ARTICLE VIII

                  CONDITIONS TO THE OBLIGATIONS OF THE COMPANY

         The obligations of the Company under this Agreement to effect the Merger shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, any one or more of which may be waived by the
Company:

         Section 8.1 Representations and Warranties True. The representations and warranties of the DOT and B&M contained herein shall be true and correct in all material respects on the date of this Agreement and at and on the Closing Date as though such representations and warranties were made at and on such dates, except to the extent any such representation or warranty relates to a date prior to the Closing Date and except for changes permitted or contemplated by this Agreement.

         Section 8.2 Performance. Each of the DOT and B&M shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

         Section 8.3 Certificates. Each of the DOT and B&M shall have furnished a certificate of the Secretary of the DOT and B&M shall have furnished a certificate of its Chief Executive Officer and Chief Financial Officer to evidence compliance with the conditions set forth in Sections 8.1 and 8.2.

         Section 8.4 Certain Proceedings. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against the DOT, B&M, or the Company that prohibits or restricts the consummation of the Merger or imposes criminal or material civil penalties or unreimbursed damages by any governmental entity, on the officers or directors of the Company.

                                   ARTICLE IX

                                     CLOSING

         Section 9.1 Time and Place. Subject to the provisions of Articles VI, VII, VIII and X, the closing of the Merger and all related transactions contemplated hereby (the "Closing") shall take place at the offices of Smith Helms Mulliss & Moore, L.L.P., 2800 Two Hannover Square, Raleigh, North Carolina, 27601, as soon as practicable after the day the Merger is adopted and authorized by the shareholders of the Company pursuant to Section 1.4, and all other conditions to the Closing are satisfied or waived, or on such other date or at such other place as the DOT and the Company may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

         Section 9.2 Filings at the Closing. Subject to the provisions of Articles VI, VII, VIII and X hereof, B&M and the Company shall file at the Closing the Articles of Merger and shall cause the Articles of Merger to be recorded in accordance with the applicable provisions of North Carolina Corporate Law and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                    ARTICLE X

                           TERMINATION AND ABANDONMENT

         Section 10.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company:

                  (a)      by mutual written consent of the DOT and the Company;

                  (b) by the DOT or the Company if, other than due to the willful failure of the party seeking to terminate this Agreement to perform its material obligations hereunder required to be performed at or prior to the Effective Time, the Merger shall not have been consummated on or before May 5, 1998 (the "Outside Date"), which date may be extended by mutual consent of the parties hereto;

                  (c) by the DOT or the Company, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued a final order, decree, or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (d) by the DOT or the Company, if a vote of the shareholders of the Company at the Shareholders' Meeting results in the rejection of the adoption or authorization of this Agreement by the shareholders of the Company or if the Company attempts to hold a Shareholders' meeting but fails to obtain a quorum at such meeting.

         Section 10.2 Procedure for Termination. In the event of termination and abandonment of the Merger by the DOT or the Company pursuant to this Article X, written notice thereof shall forthwith be given to the other.

         Section 10.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement.

                                   ARTICLE XI

                                  MISCELLANEOUS

         Section 11.1 Nonsurvival of Representations, Etc. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to Article X, as the case may be, except that the agreements contained in Section 1.7, Article II and Section
5.6 shall survive the Effective Time and the agreements contained in Sections 5.2(b), 10.3, 11.6, 11.8, 11.10, 11.11 and 11.12 shall survive any termination.

         Section 11.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the DOT, B&M and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after this Agreement is adopted by the shareholders of the Company pursuant to
Section 1.4, no such amendment or modification shall reduce the Merger Consideration or change the kind of the Merger Consideration or rights to be received in exchange for or on conversion of all or any of the Shares, or alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holder of any stock of any of the Constituent Corporations.

         Section 11.3 Waiver of Compliance; Consents. Any failure of the DOT, B&M or the Company to comply with any obligation, covenant, agreement or condition herein may be waived by the Company, on the one hand, or the DOT, and B&M, on the other hand, only by a written instrument signed by the party or parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.3.

         Section 11.4 Investigations. The respective representations and warranties of the DOT and the Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto.

         Section 11.5 Reasonable Efforts. Subject to the terms and conditions herein provided and, in the case of the Company, subject to the fiduciary duties of the Board of Directors to the shareholders of the Company, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

         Section 11.6 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally or mailed by registered or certified mail (return receipt requested), first class postage prepaid, or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or three days after mailing, if deposited in the U.S. mail, first class postage prepaid.

(a)      if to the Company, to

         North Carolina Railroad Company
         3200 Atlantic Avenue, Suite 110
         Raleigh, North Carolina 27604
         Attention: Scott M. Saylor

         with copies to

         Kilpatrick Stockton LLP
         4101 Lake Boone Trail, Suite 400
         Raleigh, North Carolina 27607-6519
         Attention: James F. Verdonik

         Womble, Carlyle Sandridge & Rice PLLC
         P. O. Drawer 84
         Winston-Salem, NC 27102
         Attention: Murray Greason

         and

         Mr. P. C. Barwick
         Chairman, Special Committee
         Post Office Box 3557
         131 S. Queen Street
         Kinston, North Carolina 28501

(b)      if to the DOT, or B&M to

         Department of Transportation
         P. O. Box 25201
         Raleigh, North Carolina 27611-5201
         Attention: David D. King

         with a copy to

         Smith Helms Mulliss & Moore, L.L.P.
         214 North Church Street
         Charlotte, North Carolina 28202
         Attention: Larry J. Dagenhart

         Section 11.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties (and any such assignment that is not so consented to shall be null and void, ab initio).

         Section 11.8 Governing Law. This Agreement shall be governed by the laws of the State of North Carolina (regardless of the laws that might otherwise govern under applicable North Carolina principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         Section 11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Section 11.10 Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made, and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, except that this Agreement shall not be reformed in any way that will deny to any party the essential benefits of this Agreement, unless such party waives in writing its rights to such benefits.

         Section 11.11 Parties in Interest. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article II hereof, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

         Section 11.12 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 11.13 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings, written and oral, among the parties with respect to such subject matter. There are no representations, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein and therein.

         IN WITNESS WHEREOF, the DOT, B&M and the Company have caused this Agreement to be signed by their respective duly authorized officers or representatives as of the date first above written.

                                            NORTH CAROLINA RAILROAD COMPANY


                                            By: R. Samuel Hunt, III
                                               --------------------------------
                                                President

                                            NORTH CAROLINA DEPARTMENT OF
                                            TRANSPORTATION


                                            By: David D. King
                                               --------------------------------
                                                Deputy Secretary,
                                                Transit, Railroad, Aviation


                                            BEAUFORT AND MOREHEAD RAILROAD
                                            COMPANY


                                            By: David D. King
                                               --------------------------------
                                                Secretary & Treasurer

Annex B

                           FORM OF CHARTER AMENDMENTS

         (a) The following provisions shall not become effective until the merger of Beaufort and Morehead Railroad Company with and into the Corporation shall be consummated.

         (b) There shall be added the following new provisions:

                  "The corporation is hereby authorized to issue up to 1000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Such Preferred Stock shall constitute the only preferred stock the corporation shall be authorized to issue and any provision in the corporation's Charter which may provide otherwise shall be without effect. Except as provided in this Charter, the Board of Directors of the corporation shall have the power and authority to fix by resolution or resolutions the designations, powers, preferences, terms and rights and qualifications, limitations or restrictions of the Preferred Stock, which may be divided into one or more classes or series having the same or such different powers, preferences, terms and rights and qualifications, limitations and restrictions as the Board of Directors fixes by resolution or resolutions. The holders of Preferred Stock shall have no voting rights, except as required by North Carolina law.

                  No director of the corporation shall have personal liability arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of any duty as a director; provided, however, that the foregoing shall not limit or eliminate the personal liability of a director with respect to (i) acts or omissions that such director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability under Section 55-8-33 of the North Carolina General Statutes or any successor provision, (iii) any transaction from which such director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date of the effectiveness of this provision. As used in this provision, the term "improper personal benefit" does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his or her services as a director, officer, employee, independent contractor, attorney, or consultant of the corporation.

                  Furthermore, notwithstanding the foregoing provision, in the event that Section 55-2-02 or any other provision of the North Carolina General Statutes is amended or enacted to permit further limitation or elimination of the personal liability of the directors, the personal liability of the corporation's directors shall be limited or eliminated to the fullest extent permitted by the applicable law.

                  The foregoing provisions shall not affect a provision permitted under the North Carolina General Statutes in the Charter, bylaws or contract or resolution of the corporation indemnifying or agreeing to indemnify a director against personal liability nor shall the foregoing provisions in any way affect, limit or modify any immunity or privilege with respect to a director pursuant to North Carolina law. Any repeal or modification of these provisions shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

                  To the fullest extent permitted by the law, the corporation may indemnify its directors, officers, employees or agents against any liability in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities. Further, to the fullest extent permitted by the law, the corporation may indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under any employee benefit plan. A person seeking indemnification pursuant to this provision may recover from the corporation reasonable costs, expenses and attorneys' fees in connection with the enforcement of his rights to indemnification granted herein.

                  In discharging the duties of their respective positions, the Board of Directors, committees of the Board and individual directors and individual officers may (but are not required to), in considering the best interests of the corporation, consider the effects of any action upon the economic development of the State of North Carolina, the transportation of goods and public transportation within the State of North Carolina and the communities located therein, upon employees and upon suppliers and customers of the corporation, and all other pertinent factors. This provision shall not confer any rights upon any person or give rise to any claim, action, cause of action, suit or other proceeding, including without limitation, to require the Board of Directors, the committees thereof and individual directors or individual officers to consider such factors in considering the best interests of the corporation or to hold them liable for not having considered such factors in considering the best interests of the corporation or to challenge the validity of an action or inaction by the corporation.
                                       2

                  The Bylaws of the corporation, including without limitation, any provision of the Bylaws adopted, amended or repealed by shareholders of the corporation may be readopted, amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office."

         (c) Section 3 of the Act of 1855, as amended on August 15, 1989 and revised and restated on September 13, 1990, shall be revised and restated as follows:

                  "The affairs of the corporation shall be managed and directed by a Board of Directors, who shall be elected at the annual meeting of shareholders by holders of the corporation's Common Stock. The number of directors of the corporation shall be fixed by the Bylaws. A director may be removed in such manner as prescribed in the Bylaws. Any provision in the corporation's Charter or Bylaws contrary to this provision shall be without effect."

         (d) To the extent that any of the foregoing amendments conflict with any provisions contained in the corporation's Charter prior to these amendments, such earlier provisions of the Charter shall be superseded by the foregoing amendments and shall be without effect.


                                                 FORM OF BYLAW AMENDMENTS


                  (a) The following provisions shall not become effective until the merger of Beaufort and Morehead Railroad Company with and into the Corporation shall be consummated.

                  (b) Article II. Section 7 shall be deleted in its entirety.

                  (c) Article III. Section 2 and Section 3 shall each be deleted in their entirety and the following be substituted in lieu thereof:

                  "Section 2. Number, Term and Qualifications. The number of Directors of the Corporation shall be between nine (9) and fifteen (15) as fixed from time to time by the Board of Directors or shareholders. Each Director shall hold office until his death, resignation, retirement, removal, disqualification or his successor is elected and qualifies. Directors need not be residents of the State of North Carolina or shareholders of the Corporation.

                  Section. 3. Election of Directors. Except as provided in Paragraph 5 of this Article III, Directors shall be elected at the annual meeting of shareholders; and those persons who receive the highest number of votes at a meeting at which a quorum is present shall be deemed to have been elected. If any shareholder so demands, election of Directors shall be by ballot."

                  (d) Article VIII. Section 5 shall be deleted in its entirety and the following be substituted in lieu thereof:

                  "Section 5.  Amendments.

                           (a) Except as otherwise provided herein or in the North Carolina General Statutes, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of a majority of the Directors then holding office at any regular or special meeting of the Board of Directors or by affirmative vote of shareholders entitled to exercise a majority of voting power of the Corporation

                           (b) The Bylaws of the corporation, including without limitation, any provision of the Bylaws adopted, amended or repealed by shareholders of the corporation may be readopted, amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office."

                                                               ANNEX C


           [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]




October 3, 1997

Special Committee of the Board of Directors
North Carolina Railroad Company
3200 Atlantic Avenue
Raleigh, North Carolina  27604

Members of the Special Committee:

You have asked us to advise you with respect to the fairness to the holders of the common stock of North Carolina Railroad Company ("NCRR"), other than the North Carolina Department of Transportation (the "DOT") and its affiliates, from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 3, 1997 (the "Merger Agreement"), by and between NCRR, the DOT and Beaufort and Morehead Railroad Company, a wholly owned subsidiary of the DOT ("BMRC"). The Merger Agreement provides for, among other things, the merger of BMRC with and into NCRR (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.50 per share, of NCRR (the "NCRR Common Stock") will be converted into the right to receive $66.00 in cash (the "Merger Consideration").

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to NCRR. We have also reviewed certain other information relating to NCRR, including analyses of Mercer Management Consulting ("Mercer"), an industry consultant. We have had discussions with the management of NCRR and representatives of the State of North Carolina to discuss the business and prospects of NCRR, and also have had discussions with Mercer concerning its analyses and the railway industry generally.

We have also considered certain financial and stock market data of NCRR and, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

The Special Committee of the Board of Directors
North Carolina Railroad Company
October 3, 1997
Page 2


In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to analyses prepared by Mercer, we have assumed that such analyses were reasonably prepared reflecting the best currently available estimates and judgments of Mercer and other third party sources on which Mercer relied. We have not been requested to conduct, and have not conducted or made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NCRR, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were requested to approach selected third parties to solicit indications of interest in a possible acquisition of NCRR, and held discussions with certain of these parties prior to the date hereof.

We have acted as financial advisor to the Special Committee in connection with the Merger and will receive a fee for our services. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of NCRR for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Special Committee in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of NCRR Common Stock (other than the DOT and its affiliates) from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                               ANNEX D
                                   ARTICLE 13.

                               DISSENTERS' RIGHTS.

             Part 1. Right to Dissent and Obtain Payment for Shares.

SS. 55-13-01.  DEFINITIONS.

In this Article:
         (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
         (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.
         (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
         (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.
         (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
         (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
         (7) "Shareholder" means the record shareholder or the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955,
         c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c.
         265, s. 1.)

SS. 55-13-02.  RIGHT TO DISSENT.

         (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
                  (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or
                  (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
                  (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as a permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;
                  (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;
                  (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
         (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation. (1925, c. 77, s.1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c.270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1;
1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c.469, ss. 36, 37; c.
476, s. 193; 1989, c. 265, s.1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18;
1991, c. 645, s. 12.)

SS. 55-13-03.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

         (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
         (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

                  (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                  (2) He does so with respect to all shares of which he is the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
                  1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS.SS. 55-13-04 THROUGH 55-13-19:  Reserved for future codification purposes.

              Part 2. Procedure for Exercise of Dissenters' Rights.

SS. 55-13-20.  NOTICE OF DISSENTERS' RIGHTS.

         (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenter's rights under this Article and be accompanied by a copy of this Article.
         (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.
         (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 5; c. 279; 1943, c. 270, G.S., ss. 55-26, 55-165,
55-167,; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37;
1989, c. 265, s. 1)

SS. 55-13-21.  NOTICE OF INTENT TO DEMAND PAYMENT.

         (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
                  (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and (2) Must not vote his shares in favor of the proposed action.
         (b) A shareholder who does not satisfy the requirements of subsection
(a) is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c.270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS. 55-13-22.  DISSENTERS' NOTICE.

         (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.
         (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:
                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
                  (3)  Supply a form for demanding payment;
                  (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and
                  (5) Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969,
                  c. 751, s. 39, 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS.  55-13-23.  DUTY TO DEMAND PAYMENT.

         (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.
         (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
         (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973,
c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS. 55-13-24.  SHARE RESTRICTIONS.

         (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.
         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c.
751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s.
1.)

SS. 55-13-25.  OFFER OF PAYMENT.

         (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.
         (b) The offer of payment must be accompanied by:

                  (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;
                  (2) A statement of the corporation's estimate of the fair value of the shares;
                  (3) An explanation of how the interest was calculated;
                  (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and
                  (5) A copy of this Article. (1925, c. 77, s. 1; 1943, c. 270;
                  G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
                  1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69.)

SS. 55-13-26.  FAILURE TO TAKE ACTION.

         (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure. (1925, c. 77, s. 1; 1943; c. 270; G.S., s. 55-167, 1955, c. 1371, s. 1; 1969, c.
751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS.  55-13-27:  Reserved for future codification purposes.

SS.  55-13-28.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER
                OR FAILURE TO PERFORM.

         (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if:
                  (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;
                  (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or
                  (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS. 55-13-29: Reserved for future codification purposes.

                      Part 3. Judicial Appraisal of Shares.

SS. 55-13-30. COURT ACTION.

         (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay the dissenter the amount offered by the corporation under G.S. 55-13-25.
         (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 5-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.
         (b) Reserved for future codification purposes.
         (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.
         (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39;
1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1.)

SS.  55-13-31.  COURT COSTS AND COUNSEL FEES.

         (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.
         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
                  (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or
                  (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36,
37; 1989, c. 265, s. 1.)

                                                       ANNEX E

NORTH CAROLINA RAILROAD ACQUISITION
         Section 32.30. (a) In order to help promote trade, industry, and transportation within the State of North Carolina and to advance the economic interests of the State and its citizens, the General Assembly finds it advantageous for the State to acquire the outstanding shares of the North Carolina Railroad Company not held by the State.
         (b) The sum of sixty-one million dollars ($61,000,000) of the unreserved General Fund balance as of June 30, 1997, is placed in a Railroad Reserve Account.
         (c) Notwithstanding G.S. 147-69.1, if a majority of the outstanding shares held by shareholders other than the State are represented in person or by proxy at a North Carolina Railroad Company shareholder meeting where a plan for merger between the Beaufort and Morehead Railroad Company and the North Carolina Railroad Company is approved, then the State Treasurer shall invest on a one-time basis up to sixty-one million dollars ($61,000,000) from the reserve account created in subsection (b) of this section in obligations of the Beaufort and Morehead Railroad Company or any successor company. This investment shall be an interest-bearing demand note and shall be in a form prescribed by the State Treasurer. The loan is not subject to repayment of principal or interest prior to action of the 1999 Session of the General Assembly. The Director of the Budget shall recommend to the 1999 Session of the General Assembly, by February 1, 1999, a plan for the repayment of the loan.
         (d) Section 54 of Chapter 82 of the Laws of 1848-49, as added by Chapter 1046 of the 1951 Session Laws, reads as rewritten:
         "No stock owned by the State of North Carolina in the North Carolina Railroad Company shall be sold or transferred except with the prior consent of the General Assembly, except as part of a transaction or series of transactions relating to a plan of merger or consolidation of that company with another company, and where the State will be the owner of all of the voting stock in the merged or consolidated corporation."
         (e) In accordance with subsection (d) of this section, the State Treasurer, as part of the plan of merger and consolidation, shall transfer the stock owned by the State of North Carolina in the North Carolina Railroad Company to the Beaufort and Morehead Railroad Company.
         (f) G.S. 136-16.6(c) reads as rewritten:
         "(c) There is annually appropriated to the Department of Transportation for railroad purposes, including capital contributions to the Beaufort and Morehead Railroad Company or any successor company, one hundred percent (100%) of the funds credited to the Highway Fund pursuant to subsection (a) of this section."
         (g) Subsection (f) of this section also applies to funds previously appropriated under G.S. 136-16.6(c).
         (h) No monies appropriated for highway construction or maintenance from the Highway Fund, the Highway Trust Fund, or transferred to the Highway Fund under G.S. 136-176(c), may be used by the State of North Carolina or any of its political subdivisions to acquire stock in the North Carolina Railroad Company or make a capital contribution or loan to either that company or the Beaufort and Morehead Railroad Company.
         (I) Investments by the State in the Beaufort and Morehead Railroad Company or any successor company shall be recorded in the General Fund, and such evidence of ownership shall be held by the State Treasurer.

         (j)  Effective July 1, 1999, G.S. 147-12(7) is repealed.
         (k)  Effective July 1, 1999, G.S. 124-6 reads as rewritten:
"SS. 124-6.  APPOINTMENT OF PROXIES, DIRECTOR OF RAILROAD COMPANIES, ETC.
         (a) The Governor shall appoint on behalf of the State all such officers or agents as, by any act, incorporating a company for the purpose of internal improvement, are allowed to represent the stock or other interests which the State may have in such company; and such person or persons shall cast the vote to which the State may be entitled in all the meetings of the stockholders of such company under the direction of said Governor; and the said Governor may, if in his opinion the public interest so requires, remove or suspend such persons, officers, agents, proxies, or directors in his discretion.
         (b) Notwithstanding subsection (a) of this section, for any railroad company organized as a corporation in which the State is the owner of all the voting stock and which has trackage in more than two counties, five of the members of the Board of Directors shall be appointed by the Governor, two of the members of the Board of Directors shall be appointed by the General Assembly upon the recommendation of the Speaker of the House of Representatives in accordance with G.S. 120-121, and two of the members of the Board of Directors shall be appointed by the General Assembly upon the recommendation of the President Pro Tempore of the Senate in accordance with G.S. 120-121. Of the Governor's five appointments, three shall be either an investment banker, a person with railroad management experience, a person on an economic development commission whose region contains track of the company, or an attorney with corporate experience. The remaining two shall be at-large members. The Speaker of the House of Representatives shall recommend two at-large members. The President Pro Tempore of the Senate shall recommend two at-large members. The Board of Directors shall consist of nine members. Of the initial members appointed by the Governor, three shall be appointed for terms of four years and two shall be appointed for terms of two years. Of the initial members recommended to the General Assembly by the Speaker of the House of Representatives, one shall be appointed for a term of four years and one shall be appointed for a term of two years. Of the initial members recommended to the General Assembly by the President Pro Tempore of the Senate, one shall be appointed for a term of four years and one shall be appointed for a term of two years. Thereafter all Board members shall serve four-year terms. The Board shall elect the chairman from among its membership."
         (l) Any railroad company covered by G.S. 124-6(b) shall present to the Joint Legislative Transportation Oversight Committee, by November 20, 1998, a business plan for the railroad including, but not limited to:
         (1)      A mission statement with goals and objectives;
         (2)      Areas and types of services to be provided;
         (3) Pro forma financial statements that cover a five-year period beginning January 1, 1999; and
         (4) Alternative forms of organization.
         (m) Upon ownership of all voting stock in the North Carolina Railroad Company by the State of North Carolina, and upon the request of the Board of Directors of the North Carolina Railroad Company, the Public
Officers and Employees Liability Insurance Commission shall effect and place coverage for the officers, directors, and employees of the North
Carolina Railroad under G.S. 58-32-15. The North Carolina

Railroad Company shall pay the premiums for this insurance at rates established by the Commission, and shall make any other payments required by G.S. 143-300.6. Coverage of the officers, directors, and employees of the North Carolina Railroad Company under this subsection shall not be construed as defining the North Carolina Railroad Company as a public body or as defining its officers, directors, or employees as public officials or employees for any other purpose.

                                                                ANNEX F

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Proxy Statement of North Carolina Railroad Company and to the incorporation by reference therein of our report dated March 7, 1997, with respect to the financial statements of North Carolina Railroad Company included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.

                                         ERNST & YOUNG LLP


February 20, 1998

Raleigh, North Carolina